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05007304

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atlas Copco

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 25 2005 E
THOMSON FINANCIAL

FILE NO. 82- 812 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/19/05



Atlas Copco's revenues improved 9% to MSEK 48 654. Operating profit increased to MSEK 6 700 (5 310), corresponding to a margin of 13.8% (11.9), and earnings per share increased to SEK 20.30 (15.62).

Atlas Copco

Contents

The **Annual Report** and the **Sustainability Report** is published in one document. The Annual Report fulfills the legal requirements for information. It also includes information of specific interest to the investor community. The Sustainability Report covers environmental and social issues.



The magazine **Achieve** presents how Atlas Copco works to reach the vision First in Mind—First in Choice™. Strategic moves are highlighted and it gives an in-depth description of what Atlas Copco focuses on.

Note: The amounts are presented in MSEK unless otherwise indicated and numbers in parentheses represent comparative figures for the preceding year.

Forward-looking statements: Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group, or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mention of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

Atlas Copco 2004 Summary

- Strengthened world economy and improved business climate.
- Improved market position and presence, and more focus on aftermarket organization.
- Successful introduction of new products, including aftermarket products and services.
- Order volume and revenue volume grew 10 % and 8 %, respectively, for comparable units and prices improved 2 %.
- Record profit.
- Continued strong cash generation.
- Proposed 4:1 split and distribution to shareholders of SEK 29.00 per share through
  —annual dividend for 2004, SEK 9.00 (7.50) per share and
  —extra distribution of SEK 20.00 per share through mandatory redemption.

Revenues and earnings per share


MSEK
SEK
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
21
18
15
12
9
6
3
0
00
01
02
03
04
Revenues
Earnings per share*

*) Excluding goodwill impairment charge 2002.

2004 in figures

MSEK	2004	2003
Orders received	50 160	45 149
Revenues	48 654	44 619
Operating profit	6 700	5 310
—as a percentage of revenues	*13.8*	*11.9*
Profit after financial items	6 380	4 913
—as a percentage of revenues	*13.1*	*11.0*
Net profit	4 254	3 274
Earnings per share, SEK	20.30	15.62
Dividend per share, SEK	9.00[1]	7.50
Mandatory redemption per share, SEK	20.00[1]	-
Operating cash flow	4 503	5 609
Equity capital per share, SEK	107	101
Return on equity, %	19.8	16.0
Return on capital employed, %	21.4	16.8
Average number of employees	26 828	25 707

1) Proposed by the Board of Directors.

Facts in Brief

The Atlas Copco Group is a global industrial group of companies headquartered in Stockholm, Sweden. Revenues for 2004 totaled MSEK 48 654. The Group employs more than 25 000 people and manufactures products in 49 production facilities in 16 countries. The products are sold and rented under different brands through a worldwide sales-and-service network reaching some 150 countries, half of which are served by wholly or partly owned companies.

Products/Business concept | Brands

Compressor Technique

Develops, manufactures, and markets
- Oil-free and oil-injected air compressors
- Portable air compressors
- Gas and process compressors
- Turbo expanders
- Portable and stationary electrical power generators
- Quality Air Solution™ products
- Air management systems
- A wide range of aftermarket products
- Specialty rental services












Rental Service



Through approximately 475 stores in the United States, Canada, and Mexico, Rental Service satisfies customer needs for
- Construction equipment rental
- Industrial and energy equipment rentals
- Used equipment sales
- Tools and supplies




Industrial Technique



Develops, manufactures, and markets
- Industrial power tools and systems for bolted joints and for material removal
- Industrial power tools and assembly systems for the motor vehicle industry as well as general industry
- A wide range of aftermarket products











Construction and Mining Technique




Develops, manufactures, and markets
- Rock drills
- Rock drilling tools
- Tunneling and mining equipment
- Surface drilling equipment
- Deep well drilling equipment
- Construction and demolition tools
- Equipment for exploration drilling and ground engineering applications
- A wide range of aftermarket products
- Specialty rental services





Revenues by business area

- Compressor Technique 36%
- Rental Service 21%
- Industrial Technique 22%
- Construction and Mining Technique 21%

Revenues by customer category



- Construction 33%
- Manufacturing 26%
- Process 13%
- Mining 12%
- Service 6%
- Other 10%

Revenues by geographic area



- North America 40%
- South America 4%
- Europe 35%
- Africa/Middle East 6%
- Asia/Australia 15%

Characteristics	Customers	Markets

- Global industry leader
- Continuous research and development in compressor/quality air solutions technology and in fields related to energy savings and environmental care
- Assembly facilities and the manufacturing capability for production of compressor elements and other core components
- All major operations ISO 9001 and ISO 14001 certified
- Development, manufacturing, and assembly are located in Belgium, but there are also units situated in Brazil, China, France, Germany, Great Britain, India, Italy, the Netherlands, and the United States


Other
Construction
Service
Mining
Process
Manufacturing


North America
Asia/Australia
South America
Africa/
Middle East
Europe

- Second largest equipment rental company in North America
- High-quality products and services mainly to the construction and manufacturing industries
- Superior service concepts, like 24/7 customer care, short- or long-term rentals, customized rental programs, national account programs, equipment delivery and pick up, used equipment, small tools and supplies for sale
- Efficient information systems
- Economies of scale


Other
Service
Mining
Process
Manufacturing
Construction



North America

- World leader in industrial tools and assembly systems for safety-critical joints
- Intensive research and development
- Innovative products with superior performance
- Ability to serve customers on a global basis
- Unique distribution system
- Manufacturing in Brazil, China, France, Germany, Great Britain, Sweden and the United States


Other
Motor vehicle
industry
Other
manufacturing


Asia/Australia
Africa/Middle East
North America
South America
Europe

Excluding professional electric tools.

- Global supplier of state-of-the-art products and services for the construction and mining industries
- Aims to safeguard its position as a market leader by offering high productivity at low operating costs
- Focus on a safe and ergonomic working environment
- Manufacturing plants are located in Austria, Canada, China, Finland, Germany, India, Japan, South Africa, Sweden, and the United States


Other
Construction
Mining


Asia/Australia
North America
Africa/
Middle East
South
America
Europe

First in Mind—First in Choice™

In the Atlas Copco Group, the concepts of mission, vision, strategy, structure, and people constitute the foundation of the leadership model.

Mission

Atlas Copco is a group of companies with a mission to develop, manufacture, and market products and services to a wide range of customers and end-users worldwide. The Group is to carry out mechanical engineering and equipment rental business as well as other activities consistent therewith. A world leader, the Group provides compressors, generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and related service and equipment rental.

Leadership model


Mission
Shareholders/Board
Vision
Executive management
Strategy
Business areas
• Compressor Technique
• Rental Service
• Industrial Technique
• Construction and Mining Technique
Customers
Manufacturing/ Process Industry
Construction
Mining
Structure
People

Vision

The vision is to become and remain First in Mind—First in Choice™ of its customers and prospects, and of other key stakeholders. This means to be a leader; to lead in the share of mind and in the share of business; to be seen as an innovator who sets the standards and exceeds high expectations.

Strategy

Atlas Copco focuses on market segments where the Group has very strong global positions. To reach the vision, the Group has three overall strategic directions:

Organic and acquired growth

Growth by geographic expansion and market penetration will be achieved by opening additional customer centers and recruiting service and sales personnel to give an improved customer service. Atlas Copco is also looking at acquiring channels to market when this is seen to be the most efficient way to improve the market position. Continuous introduction of new products for existing applications, with more added value for customers, is a key strategy for achieving growth. Additionally, to increase the scope of supply, to find new applications for existing products, to develop or acquire products for existing applications and to acquire technology/expertise in related applications are all strategies for growth. The growth is primarily organic, supported by acquisitions.

Use-of-products

The use-of-products strategy, to grow the aftermarket revenues generated during the time the product is in use, is the second strategic direction. Use-of products comprises accessories, consumables, spare parts, service, and maintenance, training, and rental.

It offers the Group a stable revenue stream, high growth potential, high profit potential, optimized business processes, enhanced product development, and closer relations with end-users. By being close to customers, Atlas Copco is more able to understand and meet the needs and wishes of the users of the products. This enables the Group to develop better products—and at the same time to ensure they are used in the most efficient manner.

The responsibility for aftermarket is separated from that of equipment sales. The aftermarket is given a clear and distinct organizational focus and measurable targets. The product companies and customer centers have dedicated aftermarket people.


North America, 40%
Europe, 35%
Asia/Australia, 15%
Africa/Middle East, 6%
South America, 4%
Distribution of revenues
by business area and region
Compressor Technique
Rental Service
Industrial Technique
Construction and Mining Technique

Innovations and continuous improvements

Innovations and continuous improvements are the third strategic direction. There is always a better way to do things, and this innovative spirit should be reflected in everything the Group does. The development of new products and services is crucial and the Atlas Copco Group continually makes substantial investment in research and development, with the objective to provide innovative, high-quality products at a price level that reflects a premium offer from a market leader. A new product should provide extra benefits for the customer compared to its predecessor or to the competition. To safeguard the ability to innovate, defined project organizations that work with master specifications are established. Innovations are a means of staying ahead of the competition and maximizing performance in the long run.

Continuous improvements in processes, manufacturing, products, marketing and business flows and the efficient use of capital continuously increase productivity and safeguard profitability. Functional organizations, or flow teams, aim at continuous improvement and common processes and best practices are shared and used throughout the Group.

Sustainable development

A key challenge is balancing economic, environmental, and social issues, so that improved performance in one dimension is not achieved at the expense of poorer performance in the other dimensions.

From an economic performance perspective, the Group is expected to continue to generate and distribute increasing added value to key stakeholders. This can best be done by following the well-proven sequence of stability—profitability—growth, while continually improving productivity and developing new and better products.

With regard to environmental performance, the main issue is related to the customers' use and end-of-life disposal of Atlas Copco products. It is therefore of central importance to develop and manufacture new products with lower relative environmental impact during their useful life than the previous generation of products, while also continuing to reduce the relative use of resources in the production process.

In the social dimension of sustainability, the key challenges are to recruit, develop, and retain professional people, and ensure that human labor rights are respected.

Structure

The Group is organized in four separate, focused but still integrated business areas, operating through one or more divisions.

The role of the *business area* is to develop, implement, and follow up on the objectives and strategy within the total business scope, including environmental and social performance as appropriate.

The *divisions* have their own operational and consolidated profit responsibility and develop their objectives, strategies, and structure within the scope of the business area. The divisions generally conduct business through customer centers and product companies, which are acting on an equal-dignity basis.

Common service providers—internal or external—are established with the mission to provide internal services faster, to a higher quality, and at a lower cost, thus allowing the divisions to focus on their core businesses.

The Group is unified and strengthened through:

- A shared vision and a common identity
- The sharing of brand names and trademarks
- The sharing of resources and infrastructure support
- Common processes and shared best practices
- The use of common service providers
- Financial and human resources, and their free mobility
- The corporate culture and the core values: interaction, commitment, and innovation.

Processes

Group-wide strategies, processes, and shared best practices are collected in the database *The Way We Do Things.* The processes covered are communications and positioning, finance, controlling, accounting, information technology, insurance, legal issues, business code of practice, Group standards, and crisis, people and environmental management. The information is stored electronically and is available to all employees. Although most of the documentation is self-explanatory, training on how to implement the processes is provided to general managers on a regular basis. Wherever based, Atlas Copco employees are expected to operate in accordance with the principles and guidelines provided.

People

Atlas Copco's growth is closely related to how the Group succeeds in being a good employer, attracting, developing, and keeping qualified and motivated people, in fact that is the only way to reach the vision. With a global business conducted through several companies, Atlas Copco works hard with continuous competence development, knowledge sharing and on implementing the core values—interaction, commitment, and innovation. Everybody is expected to contribute by committing themselves to Group and divisional objectives and to their own aligned, individual performance targets.

Organization as of January 2005



Board of Directors
President and Chief Executive Officer
Business areas
Executive Group Management and Corporate Functions
Compressor Technique (CT)
Rental Service (RS)
Industrial Technique (IT)
Construction and Mining Technique (CMT)
Divisions
Airtec
Industrial Air
Oil-free Air
Portable Air
Gas and Process
Rental Service Corporation
Atlas Copco Tools and Assembly Systems
Chicago Pneumatic
Underground Rock Excavation
Surface Drilling Equipment
Rocktec
Drilling Solutions
Secoroc
Construction Tools
Craelius
Product areas
Industrial compressors
Air treatment equipment
Portable compressors
Generators
Specialty rental
Gas and process compressors
Services and parts
Equipment rental
Sales of merchandise and parts
Industrial tools
Assembly systems
Services and parts
Drilling rigs
Rock drilling tools
Construction tools
Load-Haul-Dump vehicles (LHDs)
Services and parts

The divisions operate through product companies, customer centers and rental stores.

Financial targets

The overall objective is to grow and to achieve a return on capital employed that will always exceed the Group's average total cost of capital. The financial targets are:

- to have an annual revenue growth of 8%,
- to reach an operating margin of 15%, and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

In the past five years, compound annual growth averaged 7.2%, excluding currency translation effect. The Group's operating margin averaged 12.5% for the past five years. In 2004, the operating margin was 13.8%.

Primary drivers of Atlas Copco Group revenues



	Equipment, 50%	Rental, consumables, and other aftermarket, 50%
Industry	Industrial machinery investment	Industrial production
Construction	Investment in infrastructure	Construction activity/ outsourcing
Mining	Mining machinery investment	Metal and ore production

Primary drivers of Atlas Copco revenues

Capital goods investment in various private and public sectors, such as manufacturing, infrastructure, and mining are drivers for Atlas Copco's revenues. Important customer groups in manufacturing and process industries demand and invest in compressed air products and solutions, industrial tools and assembly systems. Such industrial machinery investments are important and influenced by customers' ambitions to improve productivity, quality and capacity. Customers in the construction and mining industries invest in equipment, including drill rigs, drilling tools, breakers, portable compressors, and generators. Large infrastructure investments, such as tunnel construction for roads, railways and hydroelectric power plants often depend on political decisions. Private investments from the construction and mining industries can be influenced by a number of factors, e.g. underlying construction activity, interest rates, metal prices, and metal inventory levels.

Customers also demand service and maintenance, training, parts, accessories, consumables, and equipment rental. This demand arises during the time the capital good, equipment, or product is in use, i.e. during industrial production, construction activity and ore production. Additionally, there is an outsourcing trend that is driving demand as customers increasingly look for suppliers that offer additional services or functions rather than only the equipment. Atlas Copco is also looking to offer more services and aftermarket products in line with the Group's use-of-products strategy. Demand for these services and products is relatively stable compared to equipment. Currently, use-of-products revenues are generating almost half of Atlas Copco's revenues and its importance is increasing.

Use-of-products revenues account for approximately 35% in the Compressor Technique, more than 80% in Rental Service, approximately 25% in Industrial Technique, and more than 55% in Construction and Mining Technique.


ROCE
%
25
20
15
10
5
0
00 01 02 03 04
Weighted average cost of capital (pretax)
Return on capital employed*


*) Excluding goodwill impairment charge 2002.


Revenue growth
%
25
20
15
10
5
0
-5
00 01 02 03 04
Average 00–04
Target
Growth from previous year, excluding currency translation effect.


Operating margin
%
15
12
9
6
3
0
00 01 02 03 04
Average 00–04
Target
Operating margin*

Dear Shareholders

The Atlas Copco Group had an excellent development during 2004. The strategy to serve a broad customer base on all continents resulted in good volume growth. The financial performance improved substantially and all business areas contributed to a better profit margin. Profit per share increased 30% to SEK 20.30.

During the year management has focused on the strategy and structure of the Group. As a consequence, several acquisitions have been made that add substantial strength both from a product perspective and when it comes to geographical presence and penetration. The divestment of the professional electric tool business is natural in view of the strategy to concentrate on the development, production, sales and service of industrial goods in markets and segments where the Atlas Copco Group holds a leading position.

Increased dividend

In line with the Group policy to distribute between 40–50% of net profit as ordinary dividends the Board of Directors proposes to the AGM that a dividend of SEK 9 per share be paid for the year 2004. With great pleasure I can inform you that it is the twelfth year in a row that the Board proposes an increase in dividend.

Strong financial position

During the year the Board of Directors reviewed and evaluated the strategy and financial targets, and capital requirement for future investments and expansion of the business. The financial position of the Group is strong as a result of high cash flow generation over a number of years and the recent divestment of the professional electric tools business. It is the Board of Directors' opinion that the current financial position of the Group is more than adequate to support the strategy and financial targets. In order to adjust the balance sheet to a more efficient structure the Board of Directors proposes to the Annual General Meeting a share redemption procedure whereby every share is split into three ordinary shares and one redemption share. The redemption share is then automatically redeemed at SEK 20 per share.

The total proposed dividend and redemption of shares amounts to MSEK 6 078.

Excellent performance

Atlas Copco's excellent performance comes to a large extent from the professional leadership by the management and the competent and motivated employees in the Group's companies.

Together with my colleagues in the Board I would like to thank all of them for their dedicated work and contribution to the great success of the Atlas Copco Group.

Sune Carlsson, Chairman of the Board
Stockholm, Sweden, February 2, 2005

A Strong Year with Record Profit

Stability, profitability, and growth have long been the hallmark of Atlas Copco's corporate behavior. It is very pleasing to note that during 2004 we continued along these lines. Atlas Copco is a very stable, profitable and strongly growing company.

The market demand was favorable during the year. Whereas the demand from the mining industry was very strong, we did not see any major improvement in the construction industry. Manufacturing and process industries have by and large showed a good demand. The motor vehicle industry, another important customer segment, was relatively strong during the year and demanded both equipment and aftermarket products.

Positive on all continents

From a geographical perspective, all continents showed positive development. The very important North American market, representing 40% of the Group's sales, increased orders received in local currency by 17% with an accelerated growth in the latter part of the year. The opposite is true for Asia, representing 12% of Group orders received, where orders in local currency increased 23% during the year but with a weaker second half. Europe, 35% of orders received, recorded an increase of 9% during the year, again with an accelerating second half.

Substantial resources were devoted to increase our presence and penetration in China, India, and Russia. Consequently, growth in these countries was substantially higher than the average for the Group.

Also this year was marked by the decline of the USD. This continues to be a challenge for us as around 60% of our revenues are directly or indirectly tied to the dollar. The currency effect on our revenues was during the year –5%, but this has been mitigated by volume increases, efficiency improvements, and cost reductions.

Strong organic growth, acquisitions, efficiency improvements, and price increases contributed to a record result. The operating profit reached MSEK 6 700, an increase of 26%, and the margin was 13.8% (11.9). The profit after financial items recorded MSEK 6 380, an increase of 30%, with a margin of 13.1%.

Earnings per share increased by 30% and return on capital employed, ROCE, increased from 17% to 21%, mainly due to very high utilization rates of our rental fleet and a high operating margin in our Rental Service business area.

All business areas improved

All business areas improved their performance both in absolute and relative terms.

Compressor Technique showed a volume increase of 12% both for orders received and revenues. This growth was mainly



Gunnar Brock

organic as there were only two small acquisitions, Guimerá and Kolfor Plant. The sales of equipment was strong in all the major markets and the very important aftermarket recorded good growth in almost all markets. A continued effort to develop and introduce new products and implement selective price increases contributed to an 11 % increase in operating profit from MSEK 2 962 to MSEK 3 296.

Construction and Mining Technique recorded a very strong increase in orders received of 40 % and in revenues of 32 %. Although the organic growth was very good, the biggest part of the increase comes from acquisitions. Three major acquisitions complemented our product range and geographical coverage very well. The companies are Ingersoll-Rand Drilling Solutions, Baker Hughes Mining Tools, and Rotex. With these acquisitions, the business area has an extremely strong product range that constitutes a very important platform for further growth.

Improved market positions

During the year, a strategic decision was made to divest the professional electric tools business, part of the *Industrial Technique* business area. The two divisions that were divested, Milwaukee Electric Tool and Atlas Copco Electric Tools, had a combined annual sales of MSEK 5 462, an operating margin of 6.6 % and 3 000 employees. The business was sold for MUSD 713 to Techtronic Industries and the deal was completed on January 3, 2005. Our industrial tools, the remaining part of the Industrial Technique business area, showed very good progress both in terms of volume increases and improved market positions.

The *Rental Service* business area continued its strong recovery during 2004. The organizational changes leading to a more decentralized organization, along with continued development of people and processes, resulted in very good performance. The underlying market demand recovered only slightly after three years of strong decline. The business recorded substantial price increases, volume growth, and very high utilization rates of the rental fleet. Combined with cost reductions and efficiency improvements Rental Service reached an operating profit of MSEK 1 519 which represents an increase of 81 %. The EBIT margin improved from 8.0 % to 14.6 %.

Invest in the future

During the year, the Group invested substantial resources in product development in order to safeguard the future, but also in market presence and penetration with the aim of capturing more immediate opportunities. A very important bridge between the present and the future is a strong aftermarket organization. We are constantly investing in developing products and services in our aftermarket operations; a clear strategy and organizational focus is fundamental to success in this area.

Atlas Copco has a very strong vision; to be First in Mind—First in Choice™. This relates not just to our customers, but to all stakeholders, including shareholders, employees, business partners, and society at large. It is our ambition that these constituencies have a good understanding of what we are doing, be supportive of our actions, and be satisfied with the results we achieve.

Excellent position to take advantage

During the year, much time and effort was devoted to communicating with our stakeholders, and also to measuring to what extent we really are First in Mind—First in Choice™. Measurement of customer share, investor relation surveys, employee satisfaction studies and relations with different public and private organizations show that we have a strong and positive place in their mind.

Atlas Copco is today in an excellent position to take advantage of both the short-term and longer-term market opportunities that we see. This relates to geographical markets and to product and customer segments as well.

In closing, let me thank our stakeholders for the support during the year and above all let me recognize and acknowledge the contributions from all our employees.

Gunnar Brock, President and Chief Executive Officer
Stockholm, Sweden, February 2, 2005

Board of Directors' Report on 2004 Operations

Market Review

In 2004, the world economy strengthened and the business climate improved. The demand for Atlas Copco's products and services increased.



Revenues and orders received
MSEK
50 000
40 000
30 000
20 000
10 000
0
00
01
02
03
04
Revenues
Orders received
Revenues
MSEK
50 000
40 000
30 000
20 000
10 000
0
I II III IV I II III IV I II III IV
02
03
04
12-month figures
3-month figures

The mining industry showed exceptional strength, while the demand from the construction segment was more moderate. The manufacturing and process industries increased their demand for new equipment and aftermarket products, which affected both investment and production related equipment and services positively. A continuous flow of new products, including aftermarket products and services, as well as increased market presence, gave further support to the business.

Orders received increased by 10% in volume for comparable units. Structural changes added 4% and price increases added 2%. The negative currency translation effect was 5%, primarily because of the depreciation of the USD. Total orders received increased to MSEK 50 160 (45 149).

North America

The demand for the Group's products and services in North America, which accounted for 40% (42) of Group sales, improved compared with the rather weak situation during the previous year. Increased demand from the manufacturing and process industries for production related equipment and aftermarket products, as well as for investment goods was noted. The demand from the mining industry was very strong, while the development in the construction industry was more moderate. The important non-residential construction segment improved slightly, after a period of stable, but low activity, benefiting the demand for rental services. The activity in the other construction segments: residential building and infrastructure, continued to grow, and supported aftermarket business and demand for new construction equipment. In total, orders received increased 17% in local currency.

South America

In South America, representing 4% (3) of Group sales, the economic development was favorable. Strong demand was recorded in all major markets and across most customer segments. The investments from the mining industry were particularly strong and also included products from companies acquired in 2004. In total orders received measured in local currency increased over 50%.

Orders and revenues

	2004	2003	Total Change, %	Volume Change, %	Structural Change, %	Price Change, %	Currency Change, %
Orders received							
Compressor Technique	18 337	16 480	+11	+12	+1	+1	–3
Rental Service	10 402	10 414	0	+6	–1	+4	–9
Industrial Technique	10 681	10 528	+1	+5	+1	0	-5
Construction and Mining Technique	11 177	7 980	+40	+18	+23	+2	–3
Eliminations	–437	–253					
Atlas Copco Group	50 160	45 149	+11	+10	+4	+2	–5
Order backlog, Dec. 31	5 823	4 095					
Orders invoiced							
Atlas Copco Group	48 654	44 619	+9	+8	+4	+2	–5

For more details and comments, see also the business area sections on pages 22–37.

Europe

The overall demand in Europe, representing 35% (35) of Group sales, improved at a steady pace. The best development was seen in Eastern Europe, Spain, Germany and the Nordic region, while Italy was relatively weak. Moderate growth was recorded in France and Great Britain. In the region, industrial and process compressors, industrial tools and the corresponding aftermarket were in good demand from the manufacturing and process industries. Demand from the construction industry for portable compressors, surface drilling rigs and light construction equipment improved, while demand for professional electric tools was weak. Mining equipment demand was strong, primarily from Eastern Europe. In total, orders received increased 9% in local currency.

Africa/Middle East

In the Africa/Middle East region, accounting for 6% (6) of Group sales, the demand for most types of equipment and aftermarket products was good in Northern and Central Africa, while sales in the Middle East was relatively flat overall. The mining industry increased its investments in the region, but decreased in South Africa. In total, orders received increased 15% in local currency.

Geographic distribution of orders received, %

	Compressor Technique	Rental Service	Industrial Technique	Construction and Mining Technique	Group
North America	12	100	49	23	40
South America	5		1	10	4
Europe	51		41	35	35
Africa/Middle East	7		2	12	6
Asia/Australia	25		7	20	15
Total	100	100	100	100	100

Distribution of orders received by customer segment, %

	Compressor Technique	Rental Service	Industrial Technique	Construction and Mining Technique	Group
Building and Construction	13	61	36	38	33
Manufacturing	37	6	47		26
Process	28	12	2		13
Mining	4	2		47	12
Service	9	11			6
Other	9	8	15	15	10
Total	100	100	100	100	100

Customers are classified according to staandard industry classification systems. The classification does not always reflect the industry of the end user.

Asia/Australia

The demand in Asia/Australia, representing 15% (14) of Group sales, continued to develop favorably compared with previous year. Strong growth was recorded in India, Australia and China. A reduction in the number of large projects did, however, affect the demand for large equipment in China in the second half of the year. Growth was recorded in Japan after some years of weakness. In total, orders received increased by 30% in local currency.

Near Term Outlook

(Published February 2, 2005)

The demand for Atlas Copco's products and services is expected to remain at current high level during the beginning of 2005.

Demand from manufacturing and process industries is expected to be stable at the current favorable level in North America and Europe. Demand from those customer segments in Asia is expected to grow. Activity in the construction industry is expected to increase modestly in North America and in most developing countries, while the demand in Europe remains relatively weak. Demand from the mining industry is expected to remain strong.

Financial Summary and Analysis

As of January 1, 2004, the Group implemented the new Swedish accounting standard RR 29, Employee benefits, which is based on the International Accounting Standard IAS 19. The effect of this change has been charged directly to the opening balance of the shareholders' equity in accordance with RR 5, Accounting for changes in accounting principles. After final review in connection with full IFRS implementation, the negative one-time effect on equity, net of taxes, was MSEK 641. The gross effect on pension provisions was MSEK 1 067. This accounting change had no material net effect on the income statement.

	2004	2003
Revenues	48 654	44 619
Operating profit	6 700	5 310
Operating margin, %	13.8	11.9
Profit after financial items	6 380	4 913
Profit margin, %	13.1	11.0
Earnings per share, SEK	20.30	15.62
Return on capital employed, %	21.4	16.8
Return on equity, %	19.8	16.0

The Group's revenues increased 9% to MSEK 48 654 (44 619), affected by a 5% negative translation effect from foreign exchange rate fluctuations. Volume increased 8% for comparable units attributable to all business areas; Construction and Mining Technique +13%, Compressor Technique +12%, Rental Service +6% and Industrial Technique +4%. Prices increased 2% and structural changes (acquisitions and divestments) added 4% to the revenues. See also business area sections on page 22–37 and note 2.

Earnings

Operating profit increased 26%, to MSEK 6 700 (5 310), and the operating profit margin increased to 13.8% (11.9). Profit was affected negatively by restructuring costs of MSEK 58 (54), in the Construction and Mining Technique business area.

Excluding these items, operating profit was MSEK 6 758 (5 364), corresponding to a margin of 13.9% (12.0). The negative impact from foreign exchange rate fluctuations, particularly the weakening of the USD, was MSEK –745, and about 1 percentage point on the operating margin. In addition, Corporate was affected negatively by MSEK 140, which was related to this year's changes in the Group's hedging policy, see also note 26. The policy change includes hedging through options instead of forward contracts and had the effect that the decline in the value of the USD, primarily in the fourth quarter, affected Group results immediately, whereas previous policy would have delayed this negative effect into 2005. Higher revenue volume, a favorable sales mix, efficiency improvements and price increases managed to offset the negative currency effect.

Depreciation and amortization totaled MSEK 3 375 (3 313), of which rental equipment accounted for MSEK 1 917 (1 960), property and machinery MSEK 770 (805), and amortization of intangible assets MSEK 688 (548).

Return on capital employed increased to 21.4% (16.8) and the return on shareholders' equity to 19.8% (16.0). The Group uses a weighted average cost of capital (WACC) of 8%, corresponding to a pre-tax cost of capital of approximately 12%, as investment and overall performance benchmark.

Operating profit for the *Compressor Technique* business area increased by MSEK 334 to MSEK 3 296 (2 962), corresponding to a margin of 18.5% (18.5). Higher revenue volume, improved prices and efficiency measures compensated for a negative sales mix and a negative effect on operating margin from unfavorable exchange rates, which affected the margin with more than 1 percentage point. The return on capital employed remained at a high level, 67% (67).



Return and capital turnover
%
ratio
28
1.40
24
1.20
20
1.00
16
0.80
12
0.60
8
0.40
4
0.20
0
0
00 01 02 03 04
Profit margin
%
14
12
10
8
6
4
2
0
00 01 02 03 04
Capital turnover, ratio*
Return on capital employed*, %
Return on equity*, %
Weighted average cost of capital after tax, %.
Operating profit margin*
Profit margin after financial items.

*) Excluding goodwill impairment charge 2002.

Operating profit for the *Rental Service* business area, including goodwill amortization, increased 81% to MSEK 1 519 (837) in spite of the negative impact of currency translation from a weaker USD. The operating margin improved to 14.6% (8.0). The high leverage effect from increased rental volume, the positive development of rental rates, higher sales of used equipment and cost efficiency gains all contributed to the increase in profit. Operating costs was unchanged, in spite of the higher activity level. The profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 32.6% (27.6). Return on capital employed was 10% (5), and 19% (10) on operating capital (excluding goodwill).

Operating profit for the *Industrial Technique* business area increased 20% to MSEK 1 266 (1 051). The operating margin improved to 12.0% (10.0). The improvement in the margin was primarily a result of a favorable sales mix between industrial tools and professional electric tools, product cost reductions, and somewhat higher production capacity utilization. Return on capital employed improved to 19% (15).

Operating profit for the *Construction and Mining Technique* business area increased by MSEK 376 to MSEK 1 051 (675), corresponding to a margin of 10.1% (8.6). The profit improvement was a result of higher revenue volume, increased prices and efficiency improvements. The acquired companies in 2004 contributed to the increased profit, but had a slightly diluting effect on the profit margin. The weakening of the USD affected the operating margin negatively by about 1 percentage point compared with previous year. Restructuring costs of MSEK 58 (54) was recorded for the integration of the acquired businesses and for the transfer of the loader business from Portland, Oregon, USA to Örebro, Sweden. Excluding these costs, the operating margin was 10.6% (9.2). Return on capital employed, including the restructuring costs, was 22% (18).

The Group's net financial items totaled MSEK –320 (–397), of which net interest items were MSEK –225 (–386). The amortization of certain loans and closing of derivative instruments, primarily related to an extension of the Group's average interest-rate period, gave a net one-time gain of MSEK 135, whereof MSEK 200 is interest and MSEK –65 foreign exchange difference. Excluding this gain, the interest costs increased compared to previous year, mainly due to higher interest on pension provisions and somewhat higher USD interest rates. Including the one-time effect above, financial foreign exchange differences were MSEK –88 (–11).

Atlas Copco Group profit after financial items increased 30% to MSEK 6 380 (4 913), corresponding to a margin of 13.1% (11.0).

Taxes for the year totaled MSEK 2 112 (1 619), corresponding to 33.1% (33.0) of profit after financial items, see also note 8.

Net profit for the year amounted to MSEK 4 254 (3 274). Earnings per share was SEK 20.30 (15.62), up 30%.

Balance sheet

	2004 Dec. 31	2004 Jan. 1*	2003 Dec. 31
Total assets	47 222	46 157	45 862
Net indebtedness	6 979	8 680	7 613
Debt/equity ratio, %	31.3	42.5	36.1
Equity/assets ratio	47.3	44.3	45.9

*) Restated for implementation of RR 29.



Inventories
MSEK
%
6 600
24
5 500
20
4 400
16
3 300
12
2 200
8
1 100
4
0
0
00 01 02 03 04
Inventories as % of revenues
Inventories, MSEK
Trade receivables
MSEK
%
12 000
24
10 000
20
8 000
16
6 000
12
4 000
8
2 000
4
0
0
00 01 02 03 04
Trade receivables as % of revenues
Trade receivables, MSEK

The Group's total assets increased 3% to MSEK 47 222 (45 862). Total assets excluding liquid funds increased 6%. Fixed assets and working capital increased, primarily a result of acquisitions and increased volumes. The foreign exchange translation effects caused by the weakening of the USD mitigated the increase in SEK. Cash and bank decreased to MSEK 2 926 (4 178).

The capital turnover ratio increased to 1.01 (0.95), primarily as a result of increased revenues combined with improved capital efficiency.

Investments

Gross investment in rental equipment was MSEK 3 991 (2 681), while sales of used rental equipment totaled MSEK 1 941 (1 506). Thus, net investments in rental equipment increased to MSEK 2 050 (1 175).

Investments in property and machinery totaled MSEK 841 (724), slightly above the annual depreciation.

The major investments were made in Compressor Technique's main plant in Antwerp, Belgium, Milwaukee Electric Tool's plants in the United States, Atlas Copco Tools and Assembly Systems' plant in Tierp, Sweden, and in the Rental Service operations in the United States.

Investments in other, financial and intangible, fixed assets amounted to MSEK 485 (324), mainly related to capitalization of certain development costs and increased financial assets.

Inventories and trade receivables

The average value of inventories as a proportion of revenues decreased to 13.0% (13.1). Excluding Rental Service, the proportion was 15.7% (15.7). Average trade receivables in relation to revenues were 18.0% (18.3). The improvements resulted primarily from improved asset control in all business areas.

Inventories and trade receivables as a proportion of revenues measured at year-end increased to 13.3% (12.1) and to 18.7% (17.5) respectively. This is primarily a result of increased volumes and the structure of the acquired businesses.

Cash flow and net indebtedness

Summary cash-flow analysis

	2004	2003
Operating cash surplus after tax	7 858	6 799
of which depreciation added back	*3 375*	*3 313*
Change in working capital	–143	863
Cash flow from operations	7 715	7 662
Investments in tangible fixed assets	–4 832	–3 405
Sale of tangible fixed assets	2 105	1 676
Acquisitions/divestments of subsidiaries	–2 405	–770
Other investments, net	–485	–324
Cash flow from investments	–5 617	–2 823
Dividends paid	–1 575	–1 219
Unclaimed shares from bonus issue 1989	2	-
Net cash flow	525	3 620

At year-end, liquid funds amounted to MSEK 2 926 (4 178), equal to 6% (9) of revenues.

The operating cash surplus after tax (defined as revenues less operating expenses after the reversal of non-cash items, such as depreciation and amortization, and after taxes) totaled MSEK 7 858 (6 799), equal to 16% (15) of Group revenues.

Working capital increased MSEK 143 (decreased 863). Customer receivables and inventory increased as volumes increased, but this was mitigated by successful asset management and the effect of 180 days payment terms on replacement investments in the rental fleet. Net investment in tangible and other fixed assets totaled MSEK 3 212 (2 053), mainly due to increased investments in rental equipment. Operating cash flow before acquisitions/divestments and dividends amounted to MSEK 4 503 (5 609), equal to 9% (13) of Group revenues. Net payments for company acquisitions and divestments were MSEK 2 405 (770), the majority related to acquisitions in the Construction and Mining Technique business area.

Net cash flow, before change in interest-bearing liabilities, but after dividends paid of MSEK 1 575 (1 219) was MSEK 525 (3 620).

The Group's net indebtedness (defined as the difference

Key figures by business area

	Revenues		Operating profit		Restructuring costs		Return on capital employed, %		Investments in tangible fixed assets	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Compressor Technique	17 787	16 045	3 296	2 962			67	67	758	467
Rental Service	10 402	10 414	1 519	837			10	5	3 228	2 171
Industrial Technique	10 508	10 526	1 266	1 051			19	15	309	247
Construction and Mining Technique	10 454	7 894	1 051	675	–58	–54	22	18	530	538
Eliminations/Corporate items	–497	–260	–432	–215					7	–18
Total Group	48 654	44 619	6 700	5 310	–58	–54	21	17	4 832	3 405

between interest-bearing liabilities and liquid funds) amounted to MSEK 6 979 (7 613), of which MSEK 2 776 (1 792) was attributable to pension and other post-retirement provisions.
The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 31 % (36).

Shareholders' equity

Changes in shareholders' equity (excl. minority interest)

	2004	2003
Opening balance	21 015	20 194
Change of accounting principle[1]	-641	
Restated opening balance	20 374	20 194
Dividend to shareholders	–1 572	–1 205
Reversal of provision for valuation of employee stock option program[2]	-	138
Unclaimed shares from the bonus issue 1989	2	-
Translation differences for the period	–791	–1 386
Net profit for the period	4 254	3 274
Closing balance	22 267	21 015

1) *Adoption of Employee benefits RR 29/IAS 19.*
2) See note 18.

As of December 31, 2004, Group shareholders' equity including minority interests totaled MSEK 22 332 (21 068). Shareholders' equity per share was SEK 107 (101). Equity accounted for 47 % (46) of total assets. Atlas Copco's total market capitalization on the Stockholmsbörsen at year-end was MSEK 61 312 (52 369), or 275 % (249) of net book value.

Asbestos cases in the United States

As of December 31, 2004, Atlas Copco had 264 asbestos cases filed with a total of 27 410 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 135 companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.

Product Development

	2004		2003	
Research and development costs				
—expensed during the year	1 016		878	
—capitalized during the year (net of amortization)	259	(92)	287	(216)
Total (net of amortization)	1 275	(1 108)	1 165	(1 094)
*—as a percentage of revenues**	*3.3*	*(2.9)*	*3.4*	*(3.2)*

*) Excluding Rental Service business area.

Continuous research and development to secure innovative products is critical for maintaining the competitiveness of Atlas Copco's divisions. The amount invested on these activities, including capitalized costs, was MSEK 1 275 (1 165), corresponding to 3.3 % (3.4) of revenues. For further information, see the description under each business area. In accordance with Swedish accounting standards (RR 15) effective January 1, 2002, certain development costs have been capitalized if the product is technically and commercially feasible. The capitalized costs are amortized over the estimated useful life of the product. See note 11.

Environmental Impact

Atlas Copco strives to conduct business in a manner that does not put the environment at risk, and complies with environmental legislation in its operations and processes. The Group conducts operations requiring permission based on Swedish environmental regulations in five Swedish companies. These operations mostly involve machining and assembly of components, and the permits refer to, for example, emissions to water and air, including noise pollution.

To support environmental efforts, Atlas Copco has a Group-wide environmental policy. The policy states that all divisions in the Atlas Copco Group must implement an Environmental Management System (EMS) and major manufacturing sites should be certified in accordance with the international standard, ISO 14001.

During the year 6 sites achieved ISO 14001 certification. Overall, the manufacturing sites with an ISO 14001 certification totaled 82 % (79).

Environmental and ergonomic aspects have been integrated into Atlas Copco's product development process for many years, such that compressors, construction and mining equipment and industrial tools which are developed to become increasingly more energy efficient provide a competitive advantage for Atlas Copco. This also applies to the development of products which have reduced noise levels and minimize the risk of polluting the environment. See also the Sustainability Report, page 73–80.

Adoption of International Financial Reporting Standards

As of January 1, 2005, the consolidated accounts of the Atlas Copco group will be prepared in accordance with International Financial Reporting Standards (IFRS), which have been endorsed by the European Commission. The Interim Report for the three months ended March 31, 2005 will be the first report which Atlas Copco presents in accordance with IFRS. Prior to the issuance of that report, Atlas Copco has prepared financial statements in accordance with standards and interpretations issued by the Swedish Financial Accounting Standards Council.

Atlas Copco will restate historical financial information as from January 1, 2004 in order to provide comparative information for the corresponding periods in the 2005 Interim and Annual Reports. Financial information for periods prior to January 1, 2004 will not be restated. The preliminary effect of the restatements on the balance sheets as per January 1, March 31, June 30, September 30 and December 31, 2004 together with the effect of restatement of earnings for each quarter of 2004 will be presented latest at the same time as the release of the March 31, 2005 Interim Report.

The following tables summarize the preliminary effects of the adoption of International Financial Reporting Standards (IFRS) on the earnings for the year ended December 31, 2004 and the financial position of the Group as of January 1, 2004 and December 31, 2004.

	2004 according to IFRS	2004 according to prior principles	Effect of IFRS implementation
Operating profit	7 137	6 700	437
—as a percentage of revenues	*14.7*	*13.8*	*0.9*
Profit for the year	4 691	4 254	437
Earnings per share, SEK	22.38	20.30	2.08

	According to IFRS	According to prior principles	Effect of IFRS implementation
January 1, 2004			
Shareholders' equity	20 318	20 374	–56
December 31, 2004			
Shareholders' equity	22 618	22 267	351
Equity per share, SEK	108	107	1
Equity/assets ratio	47	47	0

The most significant effect on the profit and shareholders' equity of the adoption of IFRS is that the amortization for goodwill is not being recorded.

Atlas Copco's IFRS Project

Activities related to the Group's project for the adoption of IFRS which were described in the 2003 Annual Report were increased during 2004. Guidelines for the Group's financial reporting were developed and the effects of the adoption of the new standards have been assessed and quantified.

First time adoption of IFRS

The criterion for the adoption of the new accounting standards is included in IFRS 1 (First-time Adoption of International Financial Reporting Standards). The net effect of the adoption of IFRS is reported as an adjustment to shareholders' equity. Companies are generally required to retroactively comply with all IFRS and IAS standards which have become effective and are approved by the European Commission as of December 31, 2005. In IFRS 1 there are certain exceptions, which offers the companies choice.

The International Accounting Standards Board (IASB), the organization which issues the IFRS and IAS standards has stated that no further standards which require adoption effective for 2004 and 2005 will be issued. New standards and interpretations may, however, be issued in 2005 which Atlas Copco may choose to adopt retroactively. IFRS standards have changed extensively during 2004 and as such new interpretations of the standards may be forthcoming before the 2005 Annual Report is issued.

The following sections include information describing the most significant changes on the adoption of IFRS as well as information on those standards where Atlas Copco has elected not to apply a complete retroactive application of the standard. The preliminary quantified effects of these changes are also presented for the financial position as of January 1, 2004 and December 31, 2004 and the net earnings for the year 2004.

Share-based payments

Atlas Copco has issued employee stock options and share appreciation rights which have defined vesting periods. In connection with this program, the Group has entered into agreements with banks, which hedge the Group from the negative effects on earnings which otherwise is caused by increase in the price of the Atlas Copco share. At the end of the option term, the company reimburses the banks for losses if the share price is lower than the bank's acquisition cost. Provisions for risk for losses have been reported directly to shareholders' equity. Before the adoption of IFRS, Atlas Copco has accounted for the net expense, after settlement with the banks, of payments for the option program as employee expenses. Upon the adoption of IFRS, the accounting for the share-based payments must comply with IFRS 2 (Share-based Payments). In accordance with this standard, such benefits are required to be classified as cash-settled transactions or equity-settled transactions. Atlas Copco's share appreciation rights are classified as cash-settled transactions while the employee stock options are classified as equity-settled.

Cash-settled transactions are measured at fair value in current earnings and recognized over the vesting period. The fair value is re-measured at each balance sheet date during the period. A provision is successively recorded which will be equal to the fair value of the share appreciation right at the end of the vesting period. From the vesting period until the date the option is exercised or expires, the changes in fair value are also included in current earnings.

For equity-settled payment transactions, the fair value of the instrument is recognized in the income statement over the vesting period.

Provisions for social costs are recorded for both types of instruments and are classified as personnel costs.

The effect of the adoption of IFRS 2 has increased expenses for 2004 by MSEK 14, net of related deferred taxes. Shareholders' equity as of January 1, 2004, and December 31, 2004, has decreased by MSEK 25 and MSEK 35 respectively, for provisions related to cash-settled benefits.

The agreements which were entered into with banks to eliminate the negative effect on earnings of increases in the company's share price do not fulfill the criteria for accounting as a hedge in accordance with IAS 39. Upon the adoption of IAS 39 as of January 1, 2005, these derivative instruments will be measured at fair value and recorded as an increase of shareholders' equity by MSEK 90, net of deferred taxes. Subsequent changes in fair value will be included in current earnings.

Business combinations and goodwill

In accordance with IFRS 3 (Business Combinations) goodwill is not to be amortized but the acquirer shall test it for impairment on an annual basis at a minimum or more frequently if events or changes indicate that it might be impaired. Additionally, a more comprehensive allocation of intangible assets is required in a business combination. Provisions for restructuring costs as a part of the acquisition cost are not allowed. As a result, restructuring costs in connection to acquisitions will be included in the earnings of the acquiring company.

As per the provisions of IFRS 1, Atlas Copco has elected not to restate acquisitions of subsidiaries and associated companies made before January 1, 2004, in accordance with IFRS 3. Intangible assets which have been accounted for as goodwill, but meet the criteria for separate recognition, have, however, been reclassified to other intangible assets. Goodwill for acquisitions before January 1, 2004, will be accounted for at the net book value as of December 31, 2003 adjusted for the reclassifications mentioned previously. Acquisitions within the Atlas Copco Group as from January 1, 2004 have in the IFRS statements been accounted for in accordance with IFRS 3.

The earnings for 2004 in accordance with IFRS do not include amortization of goodwill. No significant indications of impairment of goodwill have been found by tests performed in accordance with IFRS. Of the net value of goodwill of MSEK 10 672 as of December 31, 2003, an amount of MSEK 124 was reclassified to other intangible assets in the restated balance sheet as of January 1, 2004. Other intangible assets, net, increased by MSEK 89, since certain assets which were reclassified were assigned a shorter estimated useful life than goodwill. The difference, net after deferred taxes, of MSEK 24 has been recorded directly to equity.

In the balance sheet as of December 31, 2004, goodwill is increased by MSEK 196, other intangible assets by MSEK 174 and equity by MSEK 386, including the effects of application of IFRS 3 for acquisitions during 2004, reclassifications from goodwill to other intangible assets and the discontinued amortization of goodwill. Earnings for 2004 increase by a net amount of MSEK 442 as a result of goodwill not being amortized, with the exception of impairment during the year of goodwill from two minor acquisitions, offset by increased amortization on other intangible assets.

Discontinued operations

Atlas Copco will adopt IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) with retroactive effect from January 1, 2004. This standard corresponds to the Swedish standard RR 19 (Discontinued Operations). Operations classified, according to IFRS 5, as held for sale are measured at the lower of its carrying value and fair value.

The professional electric tools operations, which were sold in January 2005, will in the restated financial statements for 2004 according to IFRS be accounted as discontinued operations as of January 1, 2004, and presented separately in the balance sheet and income statement in accordance with IFRS 5.

Minority interests

In accordance with IAS 1 (Presentation of Financial Statements), minority interests are classified as a separate component of shareholders' equity in the balance sheet rather than being presented separately before shareholders' equity. The earnings from the minority interest are no longer deducted from earnings but are included in the income statement and the profit or loss attributable to equity holders of the parent and that attributable to minority interests are presented separately under the statement of earnings. Due to this, the total equity increases by MSEK 53 as of January 1, 2004 and MSEK 65 as of December 31, 2004. The earnings for 2004 increase by MSEK 14.

Cash flow statements

In addition to bank holdings, Atlas Copco has included short-term investments as liquid funds. In accordance with IAS 7 (Cash Flow Statements) only investments which at the acquisition had a maturity of 3 months or less are classified as cash equivalents. As a result, liquid funds in the cash flow statement decreased by MSEK 333 as of January 1, 2004 and MSEK 308 as of December 31, 2004. Other investments increase with the corresponding amounts.

Property, plant and equipment

IAS 16 (Property, Plant and Equipment) requires that the amount recognized as property, plant and equipment is allocated to its significant components. Each component shall be depreciated over its estimated useful life. This standard applies to buildings as well as machinery and equipment, and rental equipment. A calculation in accordance with this standard will reduce total assets by MSEK 93 as of January 1, 2004 and MSEK 98 as of December 31, 2004. Shareholders' equity decreases MSEK 60 and MSEK 65 as of January 1, 2004 and December 31, 2004, respectively. There is no significant effect on earnings for 2004.

Leases

In accordance with IAS 17 (Leases) certain lease agreements have been reclassified as finance leases. Total assets have increased by MSEK 531 as of January 1, 2004 and MSEK 546 as of December 31, 2004. The operating profit for 2004 is improved while financial expenses are increased. The net effect on shareholders' equity and earnings is not significant.

Foreign exchange rate differences

The net exchange differences arising from foreign operations are required to be reported as a separate component of equity in accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates). On disposal of a foreign operation, the cumulative amount of the exchange rate differences related to the foreign operation shall be recognized in earnings. In accordance with the provisions of IFRS 1, Atlas Copco has elected to deem all cumulative translation differences for all foreign operations to be zero as of January 1, 2004. Translation differences from prior periods have been classified as other equity.

Financial instruments and hedging

IAS 39 (Financial Instruments: Recognition and Measurement) became effective January 1, 2005. In accordance with the provisions of IFRS 1, Atlas Copco has elected not to restate the prior period 2004 in regards to financial instruments in accordance with IAS 39. Financial instruments are, consequently, accounted for in accordance with previously adopted principles in the restated 2004 financial statements.

The difference between the measurement according to IAS 39 and previously adopted accounting standards will in the balance sheet as at January 1, 2005 be reported in shareholders' equity in accordance with the transitional rules in IFRS 1. As a result of this, shareholders' equity is expected to increase with MSEK 290, primarily MSEK 170 related to hedge accounting of sales proceeds for the professional electric tools operation and MSEK 90 to agreements with banks connected to share-based payments.

The Group's policy is to hedge expected future cash flows from large foreign currency rate fluctuations by using derivative instruments. These instruments were previously not required to be measured at fair value. In accordance with IAS 39 all derivatives must be measured at fair value. The derivatives which are currently used by the Group do not qualify for hedge accounting in accordance with IAS 39. As a result, changes in fair value of cash flow hedges will be included in current earnings and result in greater volatility in earnings.

Atlas Copco has outstanding loans in USD totaling MUSD 923 as of December 31, 2004. For these, the Group uses derivatives to manage interest risks in accordance with its policy. The Group intends to continue to account for these as hedges.

If IAS 39 had been adopted as of January 1, 2004, the quarterly interim earnings would have shown a greater volatility than those reported under previous accounting principles. The annual earnings for 2004 would have been influenced only marginally.

Other IFRS standards

A review of all other IFRS standards not described in the previous sections was performed. The adoption of those standards did not have a material effect on the Group's financial position or earnings.

Summary of preliminary effects of the adoption of IFRS

Consolidated Shareholders' Equity

	Jan. 1, 2004	Dec. 31, 2004
Equity according to prior applied principles	20 374	22 267
Effect of implementation of IFRS		
Goodwill	–124	196
Other intangible fixed assets	89	174
Tangible fixed assets	–93	–98
Provision for share-based payments	–35	–48
Other liabilities and provisions	4	3
Deferred taxes	50	59
Minority interest	53	65
Total	–56	351
Equity according to IFRS, preliminary calculation	20 318	22 618

Income Statement	2004
Operating profit 2004 according to prior applied principles	6 700
Effect of implementation of IFRS	
Goodwill amortization	454
Amortization intangible assets	–17
Depreciation tangible assets	–7
Decreased leasing costs, net after depreciation	25
Cost for share-based payments	–18
Operating profit 2004 according to IFRS	7 137
Financial income and expense according to prior principles	–320
Effect of implementation of IFRS	
Interest expense-leasing	–25
Profit after financial items according to IFRS	6 792
Tax according to prior principles	–2 112
Minority interests according to prior principles	–14
Effect of implementation of IFRS	
Deferred tax	11
Minority interests	14
Profit for the year according to IFRS, preliminary calculation	4 691

In the restated financial statements for 2004 according to IFRS, the discontinued operations will be presented separately.

Personnel

	2004	2003
Average number of employees, total	26 828	25 707
Sweden	2 700	2 622
Outside Sweden	24 128	23 085
Business areas		
Compressor Technique	9 469	8 888
Rental Service	5 152	5 378
Industrial Technique	5 504	5 652
Construction and Mining Technique	6 020	5 183
Common Group Functions	683	606

In 2004, the average number of employees in the Atlas Copco Group increased by 1 121, to 26 828 (25 707). See also note 4. At year-end, the number of employees was 27 968 (25 958). For comparable units, the number of employees increased by 657 from December 31, 2003, while 1 353 employees net were added through acquisition and divestment of businesses. Excluding the professional electric tools business, the number of employees on December 31, 2004, was 25 015.

Share value based Incentive Programs

In 1998 and 1999 a number of Group executives were granted call options on Atlas Copco shares, free of charge, as part of the compensation package. The options were issued by a third party. They have a term of 5 years from grant date. The call options may be transferred and are not dependant on continuous employment with the Atlas Copco Group.

Summary of remaining Call Option programs

Grant year	1998	1999
Initial number of employees	26	26
Expiration date	Feb. 13, 2004	Feb. 11, 2005
Exercise price, SEK	250*	257
Type of share	A	A
Number Jan. 1, 2004	55 072	54 166
Exercised 2004 Number	-	12 398
Expired 2004 Number	55 072	-
Number Dec. 31, 2004	–	41 768

*) Adjusted for 1999 new issue.

In 2000 the Board of Directors resolved to implement a worldwide incentive plan aimed at key employees in the Group. The plan mainly includes personnel stock options, which entitle holders to acquire Atlas Copco A shares at a pre-determined exercise price. In some countries (the United States, Belgium, Brazil, Canada, India, Malaysia, and the Philippines) Share Appreciation Rights (rights) were instead granted due to legal and tax reasons. Rights do not entitle the holder to acquire shares, but only to receive the difference between the price of the A share at exercise and a fixed price, corresponding to the exercise price of the stock options. Stock option/right grants have been offered each year during the period of 2000–2003. No stock options or rights were granted in 2004.

The terms of the personnel stock options/rights are mainly the following. They are issued by Atlas Copco AB and have a term of 6 years from grant date and become possible to exercise (vest) in rates of one third per year as from the date of grant. Unvested stock options/rights expire at termination of employment, while vested stock options/rights are exercisable within one month (grant year 2000 and 2001) or three months (grant year 2002 and 2003) after termination of employment (12 months in case of retirement). They have been granted as a part of the compensation package and are not transferable. The exercise price/grant value is equal to 110% of the average share price during a limited period before the grant date.

The purpose of the incentive plans is to retain key employees and align their performance with shareholders' interest. The employees to whom stock options and rights have been granted were chosen on a wholly discretionary basis from year to year. The selection criteria were position, performance and contribution.

Costs for option programs

The call option programs 1998 and 1999 have been issued by a third party and are neither expected to result in any future costs for Atlas Copco nor any dilution of the holdings of the current shareholders.

In order to carry out delivery of shares referring to personnel stock options, to pay for cash settlement of share appreciation rights and to cover the social security liabilities that may arise in connection with the programs, agreements have been contracted with third party banks. Under these agreements the banks are liable if the share price is over the agreed value of SEK 209, 220, 248 and 196 for grants in 2000, 2001, 2002 and 2003 respectively. Atlas Copco must reimburse the bank in those cases where the share price at the end of the agreement term is less than the agreed price. As of December 31, 2004, the share price was in excess of the agreed values for any one of the years 2000–2003. The agreements also require that Atlas Copco reimburses the banks' finance costs.

All expense and revenue of the programs have been accounted for in the income statement. The net revenue in 2004 for all granted personnel stock option/rights programs amounted to MSEK 12, compared to a net expense of MSEK 5 in 2003.

Summary of Stock Option and Share Appreciation Rights programs

	Personnel Options				Share Appreciation Rights			
Grant year	2000	2001	2002	2003	2000	2001	2002	2003
Initial number of employees	120	142	145	138	28	118	125	127
Expiration date	April 26, 06	May 13, 07	May 12, 08	May 11, 09	April 26, 06	May 13, 07	May 12, 08	May 11, 09
Exercise price, SEK	230	243	273	216	230	243	273	216
Type of share	A	A	A	A	A	A	A	A
Number Jan. 1, 2004	312 022	391 216	437 634	445 004	60 808	273 640	367 612	378 668
Exercised 2004 Number	174 852	119 774	53 909	41 466	21 190	128 067	78 175	59 906
Expired 2004 Number	8 292	922	12 899	2 762	-	3 682	7 371	9 212
Number Dec. 31, 2004	128 878	270 520	370 826	400 776	39 618	141 891	282 066	309 550

Parent Company

Earnings

Profit after financial items totaled MSEK 2 648 (2 454), of which earnings from shares in subsidiaries equaled MSEK 2 182 (2 433). Net profit after appropriations and taxes amounted to MSEK 2 013 (2 049). Undistributed earnings totaled MSEK 6 224 (5 783).

Financing

The total assets of the parent company decreased MSEK 205 to MSEK 26 696. At year-end 2004, cash, bank deposits, and short-term investments amounted to MSEK 438 (2 435) and interest-bearing liabilities to MSEK 11 235 (12 124). Shareholders' equity, including the equity portion of untaxed reserves, represents 54% (51) of total assets.

Personnel

The average number of employees in the parent company was 76 (72). Fees and other remuneration paid to the Board of Directors, the President, and other members of Group management, as well as diversity statistics and absence due to illness are specified in note 4.

Distribution of shares

At year-end, Atlas Copco had share capital totaling MSEK 1 048 (1 048). Each share had a par value of SEK 5. For further information, see page 95.

Appropriation of Profit

The Atlas Copco Group's non-restricted shareholders' equity equals MSEK 11 450 (10 538). Of total retained earnings, MSEK 22 will be transferred to restricted reserves.

The Board of Directors proposes to the Annual General Meeting that a dividend of SEK 9.00 (7.50) per share be paid for the 2004 fiscal year and that the balance of retained earnings after the dividend be retained in the business as described on page 70.

Mandatory Redemption of Shares

The financial position of the Group is strong due to a number of years with strong cash flow performance and the disposal in January 2005 of the professional electric tools business for a total price of MSEK 4 705. It is the Board of Directors' opinion that the Group's current financial position is more than adequate to support the Group's strategy and financial targets.

In order to adjust the Group's balance sheet to a more efficient structure, the Board of Directors proposes to the Annual General Meeting a share redemption procedure, whereby every share is split into 3 ordinary shares and 1 redemption share. The redemption share is then redeemed at SEK 20.00 per share. This corresponds to a total of MSEK 4 192.

Compressor Technique

Compressor Technique continued to strengthen its position as world leader in the compressed air business in 2004. The business area recorded record profit and strong sales growth.

- Strong volume growth at 12 % with double digit growth in all regions.
- Successful introduction of new products, including aftermarket and service products.
- Record profit.

Significant events and structural changes

In June, the Spanish industrial rental company Guimerá S.A, with its head office in Barcelona, was acquired. A large part of Guimerá's business is generator rental for power generation in the industrial and events markets, as well as compressors. Guimerá owns the specialty rental company, S.A.M.M. S.L., located in Tarragona, which primarily serves the petrochemical industry. The company had annual revenues of MSEK 147 in 2003 and 132 employees.

Kolfor Plant Ltd., United Kingdom, a specialist services company renting equipment to the oil- and gas industries, was acquired in October. The company had annual revenues of approximately MSEK 49 and 36 employees.

Both acquisitions are now part of the Portable Air division and are fully in line with Portable Air's strategic direction for growth of the specialty rental business.

The business area inaugurated the third extension of its compressor assembly facility in Wuxi, China, in October. The new extension to Wuxi Atlas Copco Compressor Co. Ltd., only three years after the previous extension, doubled the annual compressor assembly capacity. The expansion was made necessary not only to cope with the increased demands for Atlas Copco's products, but also to enable the plant to extend further its range of compressed air equipment produced in China. This includes turbo compressors and portable compressors.

A new logistics service center in Shanghai, China, was also established to improve service to customers and to speed up the delivery of parts to the whole of mainland China. The new facility, designated the China Service Center, mainly serves the Compressor Technique business area, but also the Atlas Copco Tools and Assembly Systems division. The concept is the same as that of Atlas Copco's much larger Airpower Service Center in Antwerp, Belgium, a global outbound logistics center for the Compressor Technique business area.

Business development

Demand for stationary industrial compressors and related aftermarket products and services was strong and order volumes grew double digit. Standard oil-injected machines for a wide variety of industrial applications and customer segments recorded very strong growth. Sales also increased firmly for oil-free compressors, utilized in more specialized applications within, for example, the electronics, pharmaceutical, textile and food industries. Customers continued to favor compressors with low energy consumption, low noise levels and integrated air treatment capabilities. Consequently, sales of energy efficient Variable Speed Drive (VSD) compressors, oil-injected and oil-free, as well as other energy saving products and services, and workplace compressors with low noise levels developed very well. The strong volume growth for industrial compressors was well spread geographically with double digit growth in all regions, with the strongest development recorded in North and South America and Asia/Australia. The aftermarket business also grew firmly in all regions, supported by new, innovative service products and an increased local presence.

The gas and process compressor business had good demand and order intake was strong.

Sales of portable compressors grew strongly. Demand from the construction industry and construction-related customers, such as equipment rental companies, improved. New portable compressors were successfully introduced. The specialty rental business, primarily rental of portable air and power, increased steadily. The development was particularly good in Europe and North America.

Revenues totaled MSEK 17 787 (16 045), up 12% in volume. Operating profit increased to MSEK 3 296 (2 962), corresponding to a margin of 18.5% (18.5). The return on capital employed reached 67% (67).

Revenues

MSEK

20 000 / 16 000 / 12 000 / 8 000 / 4 000 / 0

00 01 02 03 04

Earnings and return

MSEK | %

3 500 / 2 800 / 2 100 / 1 400 / 700 / 0

100 / 80 / 60 / 40 / 20 / 0

00 01 02 03 04

▬ Return on capital employed, %

☐ Operating profit, MSEK

Revenues by customer category



Construction 13%
Manufacturing 37%
Process 28%
Mining 4%
Service 9%
Other 9%

Share of Group revenues



Compressor Technique 36%

Revenues by geographic area



North America 12%
South America 4%
Europe 51%
Africa/Middle East 7%
Asia/Australia 26%

	2004	2003	2002
Orders received	18 337	16 480	16 334
Revenues	17 787	16 045	15 993
Operating profit	3 296	2 962	3 005
Operating margin, %	18.5	18.5	18.8
Return on capital employed, %	67	67	68
Investments	758	467	387
Average number of employees	9 469	8 888	8 625

	Orders Received	Revenues
2002	16 334	15 993
Structural change, %	+1	+1
Currency, %	–7	–7
Price, %	+1	+1
Volume, %	+6	+5
Total, %	+1	0
2003	16 480	16 045
Structural change, %	+1	+1
Currency, %	-3	-3
Price, %	+1	+1
Volume, %	+12	+12
Total, %	+11	+11
2004	18 337	17 787

Competence development

Competence development continued to be an important tool in support of short- and long term development. Competence mapping is done extensively to establish hiring and resource needs, particulary in core areas. A massive training effort was done locally at customer centers particulary to develop the skill level of the service organization.

Product development

The business area develops new machines, and aftermarket products and services, which provide cost-effective solutions for the customers compressed air needs, including considerable savings on energy costs and reduced environmental impacts. New products were continuously launched during 2004.

A new range of oil-free screw compressors from 110–315 kW with improved performance and several new variants was introduced. The new range has higher capacity, but lower energy consumption and noise levels. Air cooled Variable Speed Drive (VSD) compressors and Full Feature machines with integrated adsorption dryers were among the new variants offered. Atlas Copco also introduced a compressor for applications requiring oil-free low pressure air with a precise flow and pressure control. The machine is a Variable Speed, Direct Drive oil-free centrifugal compressor and offers minimum operating costs and the lowest noise levels in the industry.



Oil-free rotary screw compressor with integrated Variable Speed Drive and adsorption dryer.

New oil-injected machines and Quality Air Solutions products, such as dryers and filters, were launched. Aftermarket products and services to optimize the compressed air installation and minimize the energy use were introduced to more customers. The AIRmonitor® system, for example, enables monitoring of an installation through the Internet. Combined with a service agreement, customers can be assured that their compressed air system will operate smoothly and under continuous supervision.

The market acceptance of a new range of portable air compressors which Atlas Copco introduced during the year was very favorable. The new machines incorporate the latest technologies to meet the demand for economical, silent and environmentally friendly operation. Among the variants introduced was one with a polymer canopy, which has very good impact resistance.




Bengt Kvarnbäck



Geert Follens



Luc Hendrickx



Ronnie Leten



Filip Vandenberghe



André Schmitz

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, gas and process compressors, as well as specialty rental.

Business area management

Business Area Executive: Bengt Kvarnbäck

Compressor Technique's divisions are:

- Portable Air, President Geert Follens
- Oil-free Air, President Luc Hendrickx
- Industrial Air, President Ronnie Leten
- Airtec, President Filip Vandenberghe
- Gas and Process, President André Schmitz

Compressor Technique

The Compressor Technique business area develops, manufactures, markets, distributes, and services oil-free and oil-injected stationary air compressors, portable air compressors, gas and process compressors, turbo expanders, electric power generators, air treatment equipment (such as compressed air dryers, coolers, and filters) and air management systems. The business area also has in-house resources for basic development in its core technologies. In addition, the business area offers specialty rental services of chiefly compressors and generators. Development, manufacturing, and assembly are concentrated in Belgium, with other units situated in Brazil, China, France, Germany, Great Britain, India, Italy, the Netherlands, and the United States.

Vision and Strategy

The business area aims to be First in Mind—First in Choice™ as supplier of compressed air solutions, by being interactive, committed and innovative and offering customers the best value. The strategy is to further develop its leading position in the field of compressed air by capitalizing on its strong market presence worldwide, improving market penetration in Asia, North America, the Middle East, and Eastern Europe, and continuously developing improved products and solutions to satisfy demands from customers. The strategy also includes developing the specialty rental business, generator business for portable and temporary power generation and integral gear compressors for process gas applications.

The multi-brand concept is important for the business area, which owns and uses a number of brands in addition to the Atlas Copco brand. The brands all focus on specific customer segments and/or geographic regions.

Activities

Market presence

- Increase market coverage and the number of people in service and support
- Establish presence in new markets

Product development

- New products offering better value
- Extended offering, including new compressors, air treatment equipment and service

Aftermarket

- Extended offering, development and marketing of aftermarket products
- Focus through a specialist organization

Market trends

- Outsourcing of maintenance and monitoring of compressed air installations
- Auditing of installations
- Energy efficiency
- Workplace compressors with low noise levels
- Quality Air
- New applications for compressed air
- Specialty rental

Customers, applications and demand drivers

Compressor Technique has a diversified customer base. The largest customer segments are the manufacturing and process industries, which together represent about two thirds of revenues. The construction industry is also an important segment, primarily for portable compressors and generators. Customers are also found among utility companies and in the service sector.

The products are intended for a wide spectrum of applications in which compressed air is either used as a source of power in manufacturing or the construction industry, or as active air in industrial processes. Clean, dry, oil-free quality air is preferred for applications in which compressed air comes into direct contact with the end-product. In those applications added accessories and services are becoming increasingly important. Portable compressors and diesel-driven electric power generators are reliable power sources for machines and tools in the construction sector as well as in numerous industrial applications. Gas and process compressors are supplied to

Products and applications

Atlas Copco offers all types of compression technologies and is able to offer the customers the best solution for every application.

Stationary industrial compressors are available with 1.5–8500 kW engine size.



Piston compressors
Piston compressors are available as oil-injected and oil-free. They are used in general industrial applications as well as specialized applications.

Rotary screw compressors
Rotary screw compressors are available as oil-injected and oil-free. They are used in numerous industrial applications and are available as WorkPlace AirSystem with integrated dryers as well as with VSD.





Oil-free tooth and scroll compressors
Tooth and scroll compressors are used in industrial applications with demand for high quality oil-free air. Some models are available as WorkPlace AirSystem with integrated dryers as well as with Variable Speed Drive (VSD).

Oil-free centrifugal compressors
Centrifugal compressors are used in industrial applications with demand for constant large volumes of oil-free air. They are also called turbo compressors.

Gas and process compressors
Gas and process compressors are supplied to process industries. The main product category is multi-stage centrifugal, or turbo, compressors which are complemented by turboexpanders.



Portable compressors and generators provide temporary compressed air or electricity. Portable compressors are available with 15.3–354 kW engine size. Generators are available with an output of 13–1125 kVA.

Portable oil-injected screw compressors
Portable oil-injected compressors are primarily used in construction applications where the compressed air is used as a power source for equipment, like breakers and pneumatic rock drills.





Portable oil-free screw compressors
Portable oil-free compressors are used for temporary need of oil-free air primarily in industrial applications. The equipment is rented.

Portable generators
Portable generators fulfill a temporary need for electricity primarily in construction applications.

various process industries, such as air separation plants, power utilities and liquified natural gas applications.

Stationary industrial air compressors and associated air-treatment products and aftermarket activities represent about 75% of sales. The balance is represented by portable compressors, generators and specialty rental, approximately 20% of sales, and gas- and process compressors, about 5% of sales.

Demand drivers

- Investments in machinery
- Industrial production
- Construction activity

Market position

Compressor Technique has leading market positions globally in most of its operations.

Estimated global market position*

Product	Global Position
Stationary industrial air compressors	1
Portable compressors	1
Portable generators	4
Specialty rental, compressors and generators	2
Gas and process compressors	1

*) In the product categories offered.

Competition

Compressor Technique's largest competitor in the market for compressors is Ingersoll-Rand. Other competitors are Kaeser, CompAir, Gardner-Denver, Sullair, Hitachi, Kobelco, and regional and local competitors. Aggreko is the main competitor for specialty rental. In the market for compressors for process gas applications, the main competitors are Siemens and MAN Turbo.

Rental Service

Rental Service showed an impressive performance in 2004. Revenues and profitability improved substantially as a result of strong rental rate development, volume growth, improved capital efficiency and cost control.

- Rental revenues up 9 % in USD, whereof 6 % from increased rental rates.
- Fleet utilization at all time high.
- Operating margin reached 14.6 % and return on operating capital was 19 %.

Significant events and structural changes

In line with the strategy to focus the organization on rental operations, the non-core IAT distribution business based in Houston, Texas was divested in November. This business serviced the petrochemical industry with tools and supplies and had annual sales of approximately MUSD 50 (MSEK 375).

Effective January 1, 2005, the business area introduced its new brand name, RSC Equipment Rental, representing all existing RSC, Rental Service and Prime Industrial locations.

Effective January 1, 2005, Tom Zorn is Business Area Executive for the Rental Service business area, and CEO for Rental Service Corporation. He succeeds Freek Nijdam, who will remain in the position of Chairman of the legal entity.

Business development

The demand from the important non-residential construction sector improved slightly in 2004, after a sharp deterioration during 2001 and 2002 and continued weakness throughout 2003. The activity measured as dollars spent increased 3–4 % compared with 2003. Industrial capacity utilization improved, but remained on historically low levels below 78 %.

The increased activity levels affected both construction and industrial rental activity positively. In addition, the business area continued to focus on marketing activities that promoted the benefits of rental compared with ownership in combination with targeted, customer specific campaigns and promotions. Customers were also supported with improved service offerings and rental management tools. As a result, Rental Service strengthened its market position and achieved same-store rental revenue growth of 12 %. The improved customer service and successful rental rate management helped to increase average rental rates by 6 %, while same-store rental volume increased 6 %.

The business area continued to decentralize responsibilities to the regions to further strengthen customer service and internal processes. As part of this strategy the number of districts was expanded from 48 to 81 at the beginning of the year and a new region was added. By making each district smaller to include an average of only 6 stores, a greater local management focus and accountability was achieved that significantly contributed to the positive development of the business area during the year.

Benchmarking continued to be an active tool, used on all levels of the business area to set objectives and to follow up achievements and best practices were shared between stores, districts and regions.

A number of actions aimed at improving operating and capital efficiency were taken during the year. The business area closed 18 stores and opened 2 for a net reduction of 16, and had 467 stores at year-end. The number of employees averaged 5 152, a reduction of 4 %, and ended the year at 4 982, a reduction of 5 %. Operating costs in USD stayed unchanged, in spite of the higher activity level, but were reduced significantly as a percentage of revenues.

The utilization rate of the rental fleet, defined as the share of the total fleet valued at original cost that is on rent, reached a record level of 67 % (63). This was made possible by a continued increase in the availability of the rental fleet thanks to improved logistical flow and in-shop processes. The share of the rental fleet that is not available for rent, e.g. being in transit, being serviced or repaired, was reduced by 30 % during the year. The improved fleet efficiency enabled the business area to accommodate the increased rental revenue volume with a rental fleet that was largely unchanged.

The sale of used equipment is an integral part of the rental operation, focusing on optimizing the size and quality of the rental fleet. Significant efforts were made to increase the sales volume in addition to a generally more favorable market demand situation for used equipment.

A third source of revenue is sales of merchandise, accessories and parts that complement the rental activity and provide a service to the rental customer.

Revenues were almost flat at MSEK 10 402 (10 414), primarily due to a negative currency translation effect of 9 % and a small negative effect from the structural change from the sale of the IAT business. Rental revenues, accounting for 75 % (75)


Revenues
MSEK
18 000
15 000
12 000
9 000
6 000
3 000
0
00 01 02 03 04
Earnings and return
MSEK
%
2 100
30
1 750
25
1 400
20
1 050
15
700
10
350
5
0
0
00 01 02 03 04

▬ Return on capital employed*, %
☐ Operating profit*, MSEK
*) Including goodwill for acquistions, but excluding goodwill impairment charge 2002.

Share of Group revenues




Rental Service 21%

Revenues by geographic area


North America 100%

of revenues, increased 9% in USD. Sales of used equipment, accounting for 14% (11) of revenues, increased 37% in USD. Sales of merchandise, accessories and parts, accounting for 11% (14) of revenues, decreased 9% in USD, primarily because of the divested business.

Operating profit was MSEK 1 519 (837), including goodwill amortization of MSEK 191 (210). The operating margin was 14.6% (8.0). The return on capital employed was 10% (5), and the return on operating capital, excluding goodwill, was 19% (10). Cash generation was strong and the business area contributed a significant part of Group's operating cash flow.

	2004	2003	2002
Revenues	10 402	10 414	12 829
Operating profit	1 519	837	686*
Operating margin, %	14.6	8.0	5.3*
Return on capital employed, %	10	5	3*
Investments	3 228	2 171	2 019
Sale of used equipment	1 421	1 145	1 134
Average number of employees	5 152	5 378	6 094
Number of stores, year end	467	483	506

*) Excluding goodwill impairment charge of MSEK 6 950 in Q3 2002.

	Revenues	Rental Revenues
2002	12 829	9 468
Structural change, %	0	0
Currency, %	–16	–16
Price, %	+2	+3
Volume, %	–5	–4
Total, %	–19	–17
2003	10 414	7 815
Structural change, %	–1	0
Currency, %	–9	–9
Price, %	+4	+6
Volume, %	+6	+3
Total, %	0	0
2004	10 402	7 779

Competence development

The business area continued to invest in its people development and training programs at all levels. A Leadership Competency Model was developed for all levels of management, along with improved recruiting tools. These tools consist of structured interview guides and success profiles for the major job classifications supported by computerized assessment tools.

Considerable time and effort were invested in training of all employees. Business area management continued to lead key training activities in the field and trained more than 200 managers in the spring in company strategy, pricing and business fundamentals. The success of this training led to an expanded second round of training in the fall with business area management and 625 managers and key employees. Other key training activities included: business tactics, recruiting, interviewing and selection, price and profit management, sales tactics and sales management. Additionally, human resource and product and safety training was performed with the ambition to maintain the business area's safety record.

Service development

Considerable investments were made to facilitate the customer experience and increase customer productivity. Further improvements were made to the proprietary rental management systems; Total Control™ and RSC Online™, which was developed to facilitate the rental and reporting process, allowing customers to produce more tailored reports and make equipment reservations on-line.

Internally, several innovative features and improvements were added to operating systems and processes to reduce lead times in the service area and increase the amount of equipment ready to rent. The roll out of a satellite tracking and dispatch management system for delivery vehicles was started in the fourth quarter. The system will provide efficiencies to the customer and the business area in the pick up and delivery process.


Freek Nijdam


Tom Zorn

Business area management
Business Area Executive:
Freek Nijdam, until December 31, 2004
Tom Zorn, from January 1, 2005

Rental Service

The Rental Service business area, with 467 rental stores in 41 states in the United States, 5 provinces in Canada and in Mexico, provides equipment rental and related services to customers in the construction, industrial manufacturing, and homeowner segments. Sales of used equipment, spare parts, accessories, and merchandise support the business.

The business area operates with two well-respected brands. RSC Equipment Rental serves the general equipment rental market for both construction and industrial customers, while Prime Energy provides oil-free air, generator and temperature-control services to a broad range of industries.

Vision and Strategy

The vision is to be First in Mind—First in Choice™ for customers who rent equipment by offering a comprehensive range of products and providing services with proven customer benefits.

Availability, proximity and service provide value to the customer and are the key factors for success. In certain geographical areas, the business area applies a supply and service strategy by means of a hub and satellite structure for the general rental activity. While each store is a separate profit center, this strategy connects a central hub location, typically in a metropolitan area, with several surrounding satellites. The smaller satellite stores provide proximity and customer service in areas outside the metropolitan areas, while synergies are achieved in fleet sharing, dispatching and centralized repairs. Thus, the full range of rental equipment and service is available to the customer regardless of the location of his worksite.

The business area strategy is to expand its market position through competitive differentiation and focus growth initiatives to those areas where the return is greater than the cost of capital. To safeguard a profitable growth, resources will be concentrated to geographical areas and customer segments where the business area already is strong and build on this to acquire new customers and grow the business with the existing customers. Certain niche markets, like on-site rental, industrial rental and specialty rental, will be targeted and given special attention.

The business area will continue to focus on the flow of equipment and to streamline administrative processes in order to improve customer service and add value.

To successfully execute on these strategies the business area will continue to put strong emphasis on people programs and culture to safeguard the recruiting, development and retention of the best people in the industry.

Market trends

- Customers increasingly prefer renting to owning
- Industrial rental is progressing

Customers and demand drivers

Rental Service has a diverse customer base in North America. The largest customer segment is construction representing approximately 75% of revenues, following the divestment of IAT. Non-residential construction is the most important area, representing about 65% of revenues; and about 10% of the customers' activities are associated with residential building and home improvement.

The industrial segment accounts for the remaining 25% of revenues. The business area has a solid presence in the chemical, petrochemical, and oil and gas industries. Other key customer groups in the industrial segment are industrial manufacturing, commercial services, public services and utilities.

Rental revenue represents about 75% of the business area's revenues. The largest product groups in the rental fleet are aerial work platforms, forklifts, air compressors, excavators, loaders, backhoes, compaction equipment, and generators. These products account for approximately 85% of rental revenues. Less than 10% of the rental fleet consists of Atlas Copco products.

Sales of used rental equipment account for approximately 14% of the business area's revenues. The strategy is to sell the majority of used equipment through the rental stores to end-users.

Merchandise, accessories, and spare parts sold by the rental stores account for about 11% of total revenues.

Availability and utilization of rental fleet

Utilization, i.e. the percentage of fleet on rent of the total fleet, is the measure used for monitoring the efficient use of the fleet. Given that the rental rate, or price level, is right, the utilization should be as high as possible. At the same time, availability is at the top of the list of customer demands. This requires that there is fleet available for the customer to rent when the need arises. However, to achieve an efficient use of the capital tied up in the rental fleet and a high utilization rate it is necessary to limit, or rightsize, the available fleet, and put emphasis on reducing the non-available fleet. Non-available fleet is fleet which cannot be rented because it is tied up in transit, being serviced or repaired. The non-available fleet can be reduced by improvements in the flow and lead times bringing back equipment from the customer work sites through the repair shops. This will result in a better availability without increasing the total fleet size.

Rental Service revitalizes its brands

At the end of 2004 the business area Rental Service started the process of revitalizing its brands. RSC Equipment Rental and Prime Energy are getting a new visual identity and a clear positioning vis-à-vis each other and to competition.

The most visual part of the brand change is the RSC logo redesign, which simplifies the RSC logo and adds a descriptor—Equipment Rental. The descriptor clearly reflects the business. RSC Equipment Rental will represent the locations previously branded RSC Rental Service and Prime Industrial.

Red is the predominant color in the RSC Equipment Rental logo.

www.rscrental.com


RSC
Equipment Rental

Prime Energy will continue to focus on being the number one industrial rental partner for oil-free air compressors, temperature control equipment and generators in the oil and gas, energy, pipeline and bottling, textile and paper industry in the United States, Canada, and Mexico.

Prime Energy will retain the green rounded-corner box design.

www.primeenergyrental.com

PRIME
Energy SM



Rental equipment

The strategy is to maximize utilization, optimize the fleet available for rent and minimize the non-available fleet. To execute the strategy efficiently, a new process for rental equipment purchasing was implemented. It has been in place during 2003 and 2004 and the responsibility is decentralized to the field. Based on a combination of demand, rental rates and utilization rates, a maximum fleet size is established by region. Within the boundaries of this maximum fleet size, equipment is only purchased when utilization and rental rates of the product category is sufficiently high to safeguard the return on investment.

Demand drivers



- Non-residential construction 65%
- Residential construction 10%
- Industrial manufacturing 25%

Market position

Rental Service is the second largest equipment rental business in North America. Geographically, the business area has the strongest market position in the southern and Midwestern parts of the United States.

Competition

The principal competitor in the North American equipment rental market is United Rentals. Other large rental companies include Hertz, Caterpillar (Cat Rental Stores), NationsRent, Neff, National Equipment Services, and Sunbelt. The equipment rental market is fragmented and numerous local and regional rental companies make up a large portion of the market. The 10 largest competitors represent approximately 25% of the total market. It is estimated that there are more than 14 000 equipment rental companies in North America.

Industrial Technique

2004 was characterized by continued good performance of the industrial tool business and record profit for the business area. The strategic decision was taken to focus on industrial power tools and to divest the professional electric tools business. The divestment was finalized on January 3, 2005.

- Strong growth in industrial tools and increased market shares.
- Record profit and operating margin.
- Divestment of the professional electric tool business.

Significant events and structural changes

In May it was announced that the professional electric power tool business, with products primarily used for light construction installation work, was to be divested. When assessing the future strategic direction of the business area, it was concluded that the professional electric tools business would not be able to grow value to the extent that the Group requires. The business has significant markets shares, particularly in North America, but is, however, still far from the Group's desired position of globally being number one or two in the markets served. Synergies between the electric tool business and other businesses within the Atlas Copco Group are limited and the selling process is different. While the electric tool divisions sell to industrial distributors and retailers, most other divisions sell directly to industrial end-users and only to certain extent through distributors.

The divestment was finalized on January 3, 2005. The divestment includes two divisions within the Industrial Technique business area: Atlas Copco Electric Tools, Germany, and Milwaukee Electric Tool, the United States, with 2004 revenues of MSEK 5 462 and 3 000 employees. Products are marketed under the Milwaukee and the AEG brands. Techtronic Industries Ltd, a listed company on the Hong Kong stock exchange, bought the electric tools divisions for a price of 713 MUSD (MSEK 4 705 at a SEK/USD exchange rate of 6.60).

The Chicago Pneumatic division consolidated its manufacturing of industrial air tools to its plant in Great Britain. The move was completed in the second quarter of 2004.

Chicago Pneumatic division formed a company, CP Qianshao (Qingdao) Power Tools Ltd. in August together with Qingdao Qianshao Precision Machinery Corporation (QQPMC), in China. It is a leading producer of pneumatic tools for the industrial market as well as for the automotive aftermarket and the aerospace industry. The establishment of the company is in line with Atlas Copco's overall strategy to expand its business in Asia and is owned 80% by Atlas Copco (China) Investment Company Ltd and 20% by QQPMC. The yearly turnover is approximately MSEK 50 and it has 80 employees.

An agreement to acquire Scanrotor Global AB, Sweden, was signed in December and the acquisition was completed in January 2005. Scanrotor provides specialized tightening solutions for customers with safety-critical assembly applications, primarily in the motor vehicle industry, and has annual sales of MSEK 71 and 33 employees.

Business development

Demand for industrial tools, assembly systems and service improved. Atlas Copco strengthened its presence and gained market share. Sales increased to all major customer segments; the motor vehicle industry, the general industry and the automotive aftermarket. Sales of sophisticated electric industrial tools with control units, primarily sold to the motor vehicle industry, continued to be strong and grew more than sales of pneumatic industrial tools. Order intake in Asia and South America grew by 30%, in North America by 20% and in Europe by approximately 5%. Spain, Central Europe, and Sweden had the highest growth, France was flat and order intake in Great Britain and Italy decreased

Demand for professional electric tools improved in North America while the European market continued to be weak. In North America, sales to industrial distributors increased with 10%, while sales to the home center channel decreased. Sales in Europe decreased by a couple of percent. The relatively small sales volumes outside Europe and North America increased significantly. The accessory business developed favorably in all markets with high growth for comparable units and strong contribution from the accessory specialist DreBo, acquired in 2003.

Revenues totaled MSEK 10 508 (10 526), up 4% in volume. Operating profit increased 20% to a record MSEK 1 266 (1 051), corresponding to a record operating profit margin of 12.0% (10.0). Return on capital employed was 19% (15).

Revenues


MSEK
15 000
12 500
10 000
7 500
5 000
2 500
0
00 01 02 03 04

Earnings and return


MSEK
%
1 500
30
1 250
25
1 000
20
750
15
500
10
250
5
0
0
00 01 02 03 04
Return on capital employed, %
Operating profit, MSEK

Revenues by customer category


Construction 36%
Manufacturing 47%
Other 17%

Share of Group revenues


Industrial Technique 22%

Revenues by geographic area


North America 49%
South America 2%
Europe 40%
Africa/Middle East 3%
Asia/Australia 6%

	2004	2003	2002
Orders received	10 681	10 528	11 502
Revenues	10 508	10 526	11 481
Operating profit	1 266	1 051	1 050
Operating margin, %	12.0	10.0	9.1
Return on capital employed, %	19	15	14
Investments	309	247	296
Average number of employees	5 504	5 652	5 798

	Orders Received	Revenues
2002	11 502	11 481
Structural change, %	+2	+2
Currency, %	–10	–10
Price, %	0	0
Volume, %	0	0
Total, %	–8	–8
2003	10 528	10 526
Structural change, %	+1	+1
Currency, %	–5	–5
Price, %	0	0
Volume, %	+5	+4
Total, %	+1	0
2004	10 681	10 508

Competence development

Each manager has a mission statement to ensure that the strategic content of his or her assignment is defined and understood. Every employee has an annual performance appraisal during a meeting with his or her manager. At this meeting a competence review takes place and the development plan for the employee is assessed and discussed. Gap analysis is used as a tool for competence development in the Customer Centers linked to the internal training organisation.

Training plans are worked out based on the needs of the employee or group of employees. Training hours per employee averaged 32 hours. The divisions emphasized value-based sales training, leadership skills for shop floor supervisors, quality-function deployment programs and product training programs. A large part of the training consists of remote learning, interactive computer-based training, that can easily be adapted to the needs and skill level of each participant. The business area also supports initiatives for management training, personal- and group development, language training, etc.

Product development

The business area continuously invests in product and process development in order to offer its customers a constant flow of innovative products and services.

The industrial tool divisions had a very strong year of product introductions featuring a number of new tools and systems. A new series of pneumatic angle nutrunners, and a range of ultra-compact pulse tools for tightening applications were introduced. New models of pneumatic impact wrenches, drills and grinders were also launched.



Atlas Copco ErgoPulse

The launch of a new generation of Tensor® electric nutrunners, that was initiated at the end of 2003 continued, complemented with a new Tensor® screwdriver. It was complemented by Multiples by Express, which is a modular concept using standardized components to create a variety of multiples. New models of electric screwdrivers as well as battery screwdrivers for industrial assembly applications were also introduced.

The professional electric tools divisions launched a number of new and improved products. Improved cordless screwdrivers were introduced as well as a range of demolition hammers. Also, the range of accessories was extended.


Göran Gezelius


Fredrik Möller


Charlie Robison


Dan Perry Åke Sundby

Business area management

Business Area Executive: Göran Gezelius, until March 31, 2005

Industrial Technique's divisions are:

- Atlas Copco Tools and Assembly Systems, President Fredrik Möller
- Chicago Pneumatic, President Charlie Robison

Divisions divested on January 3, 2005

- Milwaukee Electric Tool, President Dan Perry
- Atlas Copco Electric Tools, President Åke Sundby

Industrial Technique —Industrial Power Tools and Assembly Systems

In 2004 the strategic decision was taken to focus on industrial power tools and to divest the professional electric tools business. The divestment was finalized on January 3, 2005. The professional electric tools business is included in the previous pages covering the development and results for the Industrial Technique business area in 2004.

The following part is a description of the industrial tool and assembly system business, excluding the professional electric tools business, and includes summarized pro forma financial statements.

The Industrial Technique business area develops, manufactures, and markets high quality industrial power tools, assembly systems and aftermarket products and service. It serves the needs of advanced industrial manufacturing, like the automotive and the aerospace industry, general industrial manufacturing and maintenance and the automotive aftermarket. It has achieved global market leadership.

Industrial Technique has its principal product development and manufacturing in Sweden, Great Britain and France and has assembly system applications centers in many markets.

Atlas Copco and CP are the brands used for industrial power tools and assembly systems.

Vision and Strategy

The vision is to be First in Mind—First in Choice™ as a supplier of industrial power tools, assembly systems and aftermarket services to customers in the motor vehicle industry and in targeted areas in the general manufacturing industry and the automotive aftermarket.

The strategy is to continue to grow the business by building on the technological leadership and continuously offering products and aftermarket services that improve customers' productivity. To extend the offer, particularly with the motor vehicle industry, and to provide additional services are important activities. The business area is also increasing its presence in general manufacturing and geographically in targeted markets in Asia and Eastern Europe, and is actively looking at acquiring complementary businesses.

Market trends

- More sophisticated tools and systems
- Trend towards more power tools with electric motors, partly replacing pneumatic tools
- Productivity and ergonomics

Customers, applications and demand drivers

The motor vehicle industry including sub-suppliers is a key customer segment, representing approximately half of revenues, and the application served is primarily assembly operations. The motor vehicle industry has been in the forefront in demanding more accurate fastening tools that minimizes the errors in production and enables recording and traceability of operations. Atlas Copco has successfully developed electric industrial tools and assembly systems that assist customers in achieving fastening according to specifications and minimizing errors in production.

Industrial manufacturing, in a broader sense, uses industrial tools for a number of applications. The equipment supplied includes assembly tools, drills, percussive tools, grinders, hoists and trolleys, and accessories. Air motors are supplied also separately for different applications in production facilities.

For the automotive aftermarket; car and truck service, and tire and body shops, the equipment supplied includes impact wrenches, percussive tools, drills, sanders and grinders.

Demand drivers

- Assembly line investments
- Replacement and service of tools and systems
- Changes in manufacturing methods, e.g. change from hand tools to pneumatic tools
- Industrial production

Competition

Industrial Technique's competitors in the industrial tools business include Cooper Industries, Stanley, Ingersoll-Rand, Bosch and several local or regional competitors from the United States, Europe and Japan.

Customer groups, products and applications

The Industrial Technique business area offers the most extensive range of industrial power tools in the market.

Motor vehicle industry

The motor vehicle industry primarily demands sophisticated assembly tools and assembly systems and is offered a broad range of electric assembly tools, control systems and associated software packages for their safety critical tightening. Specialized application centers around the world configure suitable assembly systems. The systems make it possible to view, collect and record the assembly data. The motor vehicle industry, like any industrial manufacturing operation, also demands basic industrial power tools.



Sophisticated electric assembly tool with control unit for safety- and quality-critical fastening.

Automotive aftermarket

The business area offers Tools that are tough, powerful and dependable to meet the demands of the automotive professional. The tools supplied include impact wrenches, percussive tools, drills, sanders, and grinders.



The most powerful impact wrench in the market provides superior productivity and ergonomic design.

General industrial manufacturing

The business area provides a complete range of products, services and production solutions for general industrial manufacturing. It ranges from basic fastening tools, drills and abrasive tools, to the most advanced assembly systems available. A large team of specialists is available to support customers to improve production efficiency.



An electric screwdriver offers improved quality in light assembly applications.



A pneumatic drill with ergonomically designed grip, high power-to-weight ratio, and perfect balance ensures efficient operation with a minimum of strain.



A straight pneumatic grinder provides an efficient solution for internal grinding applications.

Revenues by customer category

- Motor vehicle industry 47%
- Other manufacturing 37%
- Other 16%

Revenues by geographic area



- North America 29%
- South America 3%
- Europe 55%
- Africa/Middle East 3%
- Asia/Australia 10%

Pro forma—Industrial Technique, excluding Professional Electric Tools

	2004	2003
Orders received	5 180	4 820
Revenues	5 046	4 808
Operating profit	904	729
Operating margin, %	17.9	15.2
Return on capital employed, %	59	50
Average number of employees	2 525	2 518

Orders and revenues

	Orders Received	Revenues
2002	4 880	4 875
Structural change, %	–1	–1
Currency, %	–7	–7
Price, %	+1	+1
Volume, %	+6	+6
Total, %	–1	–1
2003	4 820	4 808
Structural change, %	0	0
Currency, %	–3	–3
Price, %	+1	+1
Volume, %	+9	+7
Total, %	+7	+5
2004	5 180	5 046

Orders and Revenues by Quarter

				2003				2004
MSEK (by quarter)	1	2	3	4	1	2	3	4
Orders Received Industrial Technique*	1 232	1 238	1 170	1 180	1 247	1 334	1 260	1 339
Volume growth vs. same quarter previous year, %	+5	+8	+4	+4	+5	+9	+9	+14
Revenues Industrial Technique*	1 124	1 183	1 202	1 299	1 183	1 251	1 248	1 364
Volume growth vs. same quarter previous year, %	+2	+8	+8	+5	+8	+7	+6	+6

*) Excluding professional electric tools.

Construction and Mining Technique

2004 was a year with record sales and profits. Demand from the mining industry was strong and the business area finalized three acquisitions with excellent strategic fit, which give a strong foundation for further organic growth.

- Order volumes up 18 %, supported by continued strong demand from the mining industry.
- Record sales and profit.
- Profit margin up due to high revenue volume and efficiency improvements.
- Strategic acquisitions of Ingersoll-Rand Drilling Solutions, Baker Hughes Mining Tools and Rotex.

Significant events and structural changes

The transfer of the loader/truck business from Portland, Oregon, the United States, to Örebro, Sweden, was completed in the beginning of 2004. Design, development and production of loaders and mine trucks is now concentrated to the same location as the drill rigs. The transfer was completed on time and at planned cost and synergy effects were achieved in manufacturing, purchasing, logistics, and administration. As part of the transfer, increased resources are allocated for product development in the loader/truck business and a new complete product range is being developed.

Atlas Copco acquired the Ingersoll-Rand Drilling Solutions, a business with annual revenues of approximately MUSD 300 (MSEK 2 200) and 950 employees. The main part of the acquisition was closed on June 30 and the remaining part (India) on September 1. The complete transaction, was MUSD 225 (MSEK 1 700). The acquired Ingersoll-Rand Drilling Solutions business became a new division as from July 1. Drilling Solutions will focus on the large rotary drilling rigs for open pit mining applications and waterwell drilling. During the first half of 2005, its hydraulic crawler rigs will be transferred into the Surface Drilling Equipment division and its consumables to the Secoroc division.

On September 14, the Baker Hughes Mining Tools, in the United States, a leader in consumables for rotary drilling and raise boring, was acquired. The business has about MSEK 300 in annual revenues and employs 176 people. The company is part of the Secoroc division.

Rotex, in Finland, a leading company in consumables for overburden drilling, was acquired on September 20. Rotex has annual revenues of MSEK 73 and 16 employees. The company is part of the Craelius division.

Business development

In the mining sector, demand for equipment was very strong, reflecting increased investments in rock drilling and loading equipment as well as exploration equipment. Good demand for raw material, high metal prices and increased ore production influenced investments positively. Sales of equipment increased significantly and investments were made in both underground and surface mines. The trend to outsource non-core activities also continued and, in combination with the increased activity, demand for services, consumables and spare parts developed very favourably. Most mining markets showed strong demand and significant growth was recorded in North and South America and Australia, with South Africa being the only weak spot.

Development in the construction sector was slightly positive overall but showed large variations between regions and applications. Underground construction activity and the corresponding demand for rock drilling equipment was relatively flat compared to previous year, while demand for crawler drill rigs for surface applications was good. The trend towards renting equipment rather than buying continued to be strong in large construction projects. Light construction equipment, such as breakers and crushers, was in higher demand than previous year and overall demand for aftermarket products and services improved.

Revenues increased 32% to a record MSEK 10 454 (7 894), up 13% in volume. Operating profit increased to a record MSEK 1 051 (675) and operating profit margin to 10.1 % (8.6). The operating profit includes costs of MSEK 58 (54) related to restructuring. Return on capital employed, including restructuring costs, was 22% (18).


Revenues
MSEK
12 000
10 000
8 000
6 000
4 000
2 000
0
00 01 02 03 04
Earnings and return
MSEK
%
1 200
30
1 000
25
800
20
600
15
400
10
200
5
0
0
00 01 02 03 04
Return on capital employed, %
Operating profit, MSEK


Revenues by customer category
Mining 47%
Construction 38%
Other 15%
Share of Group revenues
Construction and Mining Technique 21%
Revenues by geographic area
North America 23%
South America 8%
Europe 37%
Africa/Middle East 13%
Asia/Australia 19%

	2004	2003	2002
Orders received	11 177	7 980	7 633
Revenues	10 454	7 894	7 618
Operating profit	1 051	675	680
Operating margin, %	10.1	8.6	8.9
Return on capital employed, %	22	18	20
Investments	530	538	434
Average number of employees	6 020	5 183	4 706

	Orders Received	Revenues
2002	7 633	7 617
Structural change,	+3	+3
Currency, %	−7	−7
Price, %	+2	+2
Volume, %	+7	+6
Total, %	+5	+4
2003	7 980	7 894
Structural change, %	+23	+20
Currency, %	-3	-3
Price, %	+2	+2
Volume, %	+18	+13
Total, %	+40	+32
2004	11 177	10 454

Competence development

2004 is characterized by strong growth and organizational changes. Almost 1 500 new employees have been integrated into the business area, 4 new divisions were established and competence development has therefore been prioritized. A key activity, primarily for the new employees, has been internal training in *The Way We Do Things*, the Groups single most important management tool. Product and sales training for customers and employees has also been conducted.

Product development

The business area continued to launch a number of new and improved products and developed service concepts in 2004. A visible example is the 30 kW COP 3038 hydraulic rock drill for tunneling and drifting applications, which represents a major step in new product development. The COP 3038 design has been proven to drill amazingly 50% faster than its predecessor and has been named the "product of the year" by a leading mining magazine. The very successful line of pneumatic down-the-hole rock drills was expanded by the COP 54 Gold Express, which contributed towards strengthening Atlas Copco market shares in this field.


Atlas Copco COP 3038

The rock drills are vital components in a drilling system, but the importance of control systems has grown over time. Improvements were made on Atlas Copco's unique CAN Bus system and Atlas Copco rig control system RCS, which is a hard- and software modular system. New functions were added to the systems, such as measure-while-drilling, drill plan handling and generation and communication modules, which enable remote monitoring of the drilling via telephone, Internet or satellite.

Incorporating new rock drills and the improved control systems, a number of new rigs were introduced. A four-boom drill rig for underground tunnel construction and specialized rigs for cable bolting and scaling were introduced. The scaling rig, which removes loose rocks, will contribute to a safer workplace underground. The Explorac 220, a highly advanced rig for exploration and water well drilling, using the new control system, was also introduced.

The much enhanced development group for loaders and trucks that was established in Örebro, Sweden, following the transfer of production from Portland, Oregon, the United States, introduced the first loaders that were designed and "Made in Sweden", ST 1020 and ST1520. Both machines gained attention as real work horses.

A number of hydraulic breakers, crushers, pulverisers as well as hand-held breakers and drills were introduced. The new products are more productive and easier to handle and service. Also, to meet emerging legislation, noise and vibration levels have been cut significantly on several new products.

Many new aftermarket products, consumables and service products were also brought to market.




Björn Rosengren



Lars Engström



Stephan Kuhn



Roger Sandström



Robert Fassl



Claes Ahrengart



Patrik Nolåker



Johan Halling



The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

Business area management

Business Area Executive: Björn Rosengren, Construction and Mining Technique's divisions are:

- Underground Rock Excavation, President Lars Engström
- Surface Drilling Equipment, President Stephan Kuhn
- Rocktec, President Roger Sandström
- Drilling Solutions, President Robert Fassl
- Construction Tools, President Claes Ahrengart
- Craelius, President Patrik Nolåker
- Secoroc, President Johan Halling

Construction and Mining Technique

The Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, underground rock drilling rigs for tunneling and mining applications, surface drilling rigs, loading equipment, exploration drilling equipment, and construction tools. The business area has its principal product development and manufacturing units in Sweden and in the United States, with other units in Austria, Canada, China, Finland, Germany, India, Japan and South Africa.

Vision and Strategy

The business area aims to be First in Mind—First in Choice™ as supplier of equipment and aftermarket services for rock excavation and demolition applications to the mining and construction industries.

The strategy is to grow by maintaining and reinforcing its leading market position as a global supplier for drilling and loading applications for the mining and construction industries, by developing its positions in exploration drilling and light construction equipment and by increasing revenues from use-of-products by offering more aftermarket services to customers.

The strategy shall be accomplished through continuous development of products and services that enhance productivity, improved market penetration, and acquisitions of complementary operations.

Activities

Product development

- New products and solutions offering enhanced productivity
- Extend the product offer based on modular design concept
- Design and ergonomics
- Intelligent product concept

Aftermarket

- Develop global service concept/competence
- Introduce fleet management system
- Introduce more aftermarket products
- Focus through a separate organisation

Market trends

- More productive equipment
- More intelligent products and remote control
- Customer and supplier consolidation
- Supplier integration forward—aftermarket performance contracts

Customers, applications and demand drivers

A key customer segment for the business area is the mining sector, representing about half of revenues, which includes production and development work for both underground and surface mining. This segment requires rock-drilling equipment, rock tools, loading and haulage equipment, and exploration drilling equipment.

The other key customer segment is construction, accounting for close to half of revenues. General and civil engineering contractors, often involved in infrastructure projects like tunneling or dam construction, demand rock-drilling equipment and rock tools, while special trade contractors and rental companies are important customers for construction tools.

Both mining and contracting customers are vital groups for use-of-products, such as consumables, maintenance contracts, service, parts, and rental. This part of revenues is steadily increasing.

Demand drivers

Mining

- Mining machine investments
- Ore production

Construction

- Infrastructure- and public investments
- Non-building construction activity

Products and applications



Underground rock drilling equipment
Underground drill rigs are used to drill blast holes in hard rock to excavate ore in mines or to excavate rock for road, railway or hydropower tunnels or underground storage facilities. Holes are also drilled for rock reinforcement with rock bolts. The business area offers drill rigs with hydraulic and pneumatic rock drills. Raise boring machines are used to drill large diameter holes, 0.6–6.0 meters, which can be used for ventilation, ore- and man transportation etc.



Underground loading and haulage equipment
Underground vehicles are used, mainly in mining applications, to load and transport ore and/or waste rock.





Surface drilling equipment
Surface drill rigs are primarily used for blast hole drilling in open pit mining, quarries and civil construction projects. The business area offers drill rigs with hydraulic and pneumatic rock drills as well as rotary drill rigs.



Rock drilling tools
Rock drilling tools include drill bits and drill rods for blast hole drilling in both underground and surface drilling applications, as well as consumables for raise boring and rotary drilling.





Exploration drilling and ground engineering equipment
The business area is the supplier of a wide range of equipment for underground and surface exploration applications. An extensive range of equipment for ground engineering, including systems for overburden drilling, is also offered. Applications include anchoring, geotechnical survey, ground reinforcement and water well drilling.





Construction and demolition tools
Hydraulic, pneumatic and gasoline-powered breakers, cutters and drills are offered to construction, demolition and mining businesses.

Market position

Construction and Mining Technique business area has leading market positions globally in most of its operations.

Estimated global market position

Product	Global Position
Underground rock drilling equipment	1–2
Underground loading and haulage equipment	2
Surface drilling equipment	1
Rock drilling tools	1
Exploration drilling and ground engineering equipment	1–2
Construction and demolition tools	1

Competition

Construction and Mining Technique's principal competitor is Sandvik. Other competitors include Furukawa in the market for underground and surface drilling equipment and construction tools; Boart Longyear for underground drilling equipment, exploration drilling equipment and rock drilling tools; and Caterpillar Elphinstone for loading and haulage equipment.

Consolidated Income Statement

Amounts in MSEK		2004	2003
Revenues	Note 3	48 654	44 619
Cost of goods sold[1]		–32 837	–31 103
Gross profit		15 817	13 516
Marketing expenses		–5 139	–4 764
Administrative expenses		–2 847	–2 787
Research and development costs		–1 016	–878
Other income from operations	Note 6	163	281
Other expenses from operations	Note 6	–278	–58
Operating profit		6 700	5 310
Financial income	Note 7	495	359
Financial expenses	Note 7	–815	–756
Profit after financial items		6 380	4 913
Taxes	Note 8	–2 112	–1 619
Minority interest	Note 9	–14	–20
Profit for the year		4 254	3 274
Earnings per share, SEK	Note 10	20.30	15.62

1) Including goodwill amortization and impairment of –486 (–463). See notes 3, 5 and 11.

Consolidated Balance Sheet

Amounts in MSEK			Dec. 31, 2004		Dec. 31, 2003	
Assets						
Fixed assets	Intangible assets	Note 11	10 984		11 276	
	Tangible assets					
	Rental equipment	Note 12	9 162		9 127	
	Other tangible assets	Note 12	4 227		3 971	
	Financial assets					
	Deferred tax assets	Note 20	1 459		1 434	
	Other financial assets	Note 13	518	26 350	336	26 144
Current assets	Inventories	Note 15	6 484		5 412	
	Income tax receivables		84		172	
	Current receivables	Note 16	11 378		9 956	
	Investments	Note 17	298		531	
	Cash and bank	Note 17	2 628	20 872	3 647	19 718
Total assets				*47 222*		*45 862*
Shareholders' equity and liabilities						
Shareholders' equity	**Restricted equity**	Page 40				
	Share capital		1 048		1 048	
	Restricted reserves		9 769		9 429	
	Non-restricted equity	Page 40				
	Retained earnings		7 196		7 264	
	Profit for the year		4 254	22 267	3 274	21 015
Minority interest		Note 9		65		53
Provisions	**Interest-bearing provisions**					
	Pensions and similar commitments	Note 19	2 776		1 792	
	Non-interest-bearing provisions					
	Deferred tax liabilities	Note 20	3 148		3 075	
	Other provisions	Note 21	995	6 919	1 100	5 967
Long-term liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 22	6 595		6 957	
	Non-interest-bearing liabilities					
	Other liabilities		81	6 676	191	7 148
Current liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 23	534		3 042	
	Non-interest-bearing liabilities					
	Income tax liabilities		751		562	
	Operating liabilities	Note 24	10 010	11 295	8 075	11 679
Total shareholders' equity and liabilities				47 222		45 862
Assets pledged		Note 25		148		10
Contingent liabilities		Note 25		2 279		1 897

Consolidated Statement of Changes in Shareholders' Equity

MSEK unless otherwise stated	Number of shares	Share capital	Restricted reserves	Retained earnings	Total
Opening balance, Jan. 1, 2003	209 602 184	1 048	9 783	9 363	20 194
Dividend to shareholders				–1 205	–1 205
Reversal of provision for valuation of employee stock option program				138	138
Transfers between restricted equity and retained earnings			–354	354	-
Translation differences for the year				–1 386	–1 386
Profit for the year				3 274	3 274
Closing balance, Dec. 31, 2003	209 602 184	1 048	9 429	10 538	21 015
Effect of change in accounting principle			166	–807	–641
Restated opening balance, Jan. 1, 2004		1 048	9 595	9 731	20 374
Dividend to shareholders				–1 572	–1 572
Unclaimed shares from bonus issue 1989			2		2
Transfers between restricted equity and retained earnings			172	–172	-
Translation differences for the year				–791	–791
Profit for the year				4 254	4 254
Closing balance, Dec. 31, 2004	209 602 184	1 048	9 769	11 450	22 267

See note 18 for additional information.

Consolidated Cash Flow Statement

Amounts in MSEK		2004	2003
Operations			
Operating profit		6 700	5 310
Depreciation, amortization, and impairment		3 375	3 313
Capital gains/losses and other non-cash items		–480	–332
Operating cash surplus		9 595	8 291
Net financial income/expense		–313	–397
Dividends from associated companies		1	1
Cash flow from other items		205	211
Taxes paid		–1 630	–1 307
Cash flow before change in working capital		7 858	6 799
Change in			
Inventories		–749	66
Operating receivables		–1 527	84
Operating liabilities		2 133	713
Change in working capital		–143	863
Cash flow from operations		7 715	7 662
Investments			
Investments in rental equipment		–3 991	–2 681
Investments in property and machinery		–841	–724
Sale of rental equipment		1 941	1 506
Sale of property and machinery		164	170
Investments in intangible assets		–310	–313
Sale of intangible assets		2	2
Acquisition of subsidiaries	Note 2	–2 530	–770
Divestment of subsidiaries	Note 2	125	-
Other investments, net		–177	–13
Cash flow from investments		–5 617	–2 823
Financing			
Dividends paid		–1 575	–1 219
Unclaimed shares from bonus issue 1989		2	-
Change in interest-bearing liabilities		–1 748	–676
Cash flow from financing		–3 321	–1 895
Cash flow after financing		–1 223	2 944
Liquid funds			
Liquid funds at beginning of year		4 178	1 356
Cash flow after financing		–1 223	2 944
Exchange-rate difference in liquid funds		–29	–122
Liquid funds at year end		2 926	4 178

Notes to the Atlas Copco Group Financial Statements

MSEK unless otherwise stated

1 Accounting principles

Atlas Copco AB (Atlas Copco or the Group) is a company headquartered in Stockholm, Sweden. The consolidated financial statements of Atlas Copco have been prepared in accordance with the Swedish Annual Accounts Act and standards, hereafter referred to as "RR", issued by the Swedish Financial Accounting Standards Council as well as interpretations issued by the Swedish Accounting Emerging Issues Task Force. The financial statements are presented in Swedish kronor, rounded to the nearest million. They are prepared on the historical cost basis except for those items disclosed in the following sections.

Change in accounting principles

Prior to January 1, 2004, the Group has accounted for defined benefit pension plans and other long-term service benefits in accordance with accounting principles for the respective country in which the benefits were paid. Effective January 1, 2004, such benefit schemes are reported in accordance with the Swedish accounting standard RR 29 Employee Benefits. The effect of the adoption of this standard was to decrease equity by 641, net of taxes of 350. See note 19.

Classification

Fixed assets, long-term liabilities and provisions are comprised primarily of amounts that are expected to be realized or paid in periods more than 12 months after the balance sheet date. Current assets and current liabilities are comprised primarily of amounts expected to be settled within 12 months of the balance sheet date.

Consolidation

The Consolidated Income Statement and Balance Sheet of the Atlas Copco Group include all companies in which the Parent Company directly or indirectly exercises control.

The consolidated financial statements have been prepared in accordance with the purchase method whereby assets and liabilities of acquired companies are reported at fair value at the time of acquisition. Any excess of the purchase price over the fair value is accounted for as goodwill.

Earnings of companies acquired during the year are reported in the Consolidated Income Statement from the date of acquisition. The gain or loss on companies divested during the year is calculated on the basis of the Group's reported net assets in such companies including earnings to the date of divestment.

Intra-group balances and transactions, and any unrealized gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Associated companies

Companies in which the Atlas Copco Group controls between 20 and 50% of the voting rights, and in which it has a significant influence, are reported as associated companies.

Holdings in associated companies are reported in the Consolidated Income Statement and Balance Sheet in accordance with the equity method.

Atlas Copco's share of income after net financial items in associated companies is reported in the Income Statement, under the captions other income from operations and other expenses from operations. Atlas Copco's portion of taxes in associated companies is reported in the consolidated tax expense.

The related acquisition costs are reported under financial assets in the Balance Sheet, after adjustments for shares of income, less dividend received. Undistributed income in these companies is reported among restricted reserves in consolidated shareholders' equity.

Unrealized gains arising from transactions with associates are eliminated to the extent of the Group's interest.

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate prevailing on the date of the transaction. Receivables and liabilities denominated in foreign currencies are translated using the foreign exchange rate at the balance sheet date.

Exchange rates for major currencies used in the financial statements are shown in note 26.

Translation of accounts of foreign subsidiaries

Atlas Copco applies the current-rate method in translating the accounts of foreign subsidiaries. In applying this method, the subsidiaries are primarily reported as independent units with operations conducted in foreign currencies and in which the Parent Company has a net investment. The exceptions to this method are those subsidiaries, which are located in high-inflation countries, and those referred to as integrated companies. The accounts of such subsidiaries are translated according to the monetary method.

In accordance with the current-rate method, all assets and liabilities in the balance sheets of subsidiaries are translated at year-end rates, and all items in the income statements at the average exchange rate for the year. Translation differences that arise are reported directly as a component of shareholders' equity and are not included in current earnings.

When divesting of subsidiaries considered to be independent, the accumulated translation differences less the effects of hedges of the net investment are recognized as a capital gain or loss.

For those subsidiaries' financial statements that are translated in accordance with the monetary method, all non-monetary items such as real estate (land and buildings), machinery and equipment, inventories and shareholders' equity are translated at the historical acquisition date exchange rates. Monetary items are translated at year-end rates. The income statement has been translated at the average rate for the year except for cost of goods sold and depreciation, which have been translated at the historical rate. Differences arising from the translation of the accounts for these companies have been included in current earnings.

Intangible fixed assets

Goodwill

Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less accumulated amortization and impairment losses.

Goodwill is amortized over its estimated useful life. Goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates.

Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge is expensed in current earnings as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products or processes, is capitalized if the product or process is technically or commercially feasible. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Other intangible assets

Expenditure on acquired patents, trademarks, rental rights and licenses is capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years. Computer software is capitalized and amortized over their estimated useful life normally not to exceed 4 years.

Tangible assets

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Rental equipment

The rental fleet includes a broad selection of equipment ranging from small items such as pumps, generators and electric hand tools to larger equipment such as air compressors, dirt equipment, aerial manlifts, skid-steer loaders, and backhoes. Rental equipment is recorded at cost and is depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is 1 to 12 years. Rental equipment is depreciated to a salvage value of 0–10% of cost. Ordinary repair and maintenance costs are included in current operations as incurred.

Depreciation and amortization

Depreciation and amortization is calculated based on the original cost using the straight-line method over the estimated useful life of the asset.

The following economic lives are normally used for depreciation and amortization:

	Years
Goodwill and other intangible assets	
strategic acquisitions	20–40
other acquisitions	5–10
product development	3–5
other intangible assets	3–20
Buildings	25–50
Machinery, technical plant and equipment	3–10
Vehicles	4–5
Computer hardware and software	3–5
Rental equipment	1–12

Impairment

The carrying amount of the Group's assets excluding inventories and deferred taxes are reviewed regularly to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount is the greater of the net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized whenever the carrying amount of the asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Leased assets

Leases are classified in the consolidated financial statement as either finance leases or operating leases. A finance lease entails the transfer to the lessee, to a material extent, of the economic risks and benefits associated with ownership. If this is not the case, the lease is accounted for as an operating lease. Accounting for finance leases implies that the fixed asset in question is reported as an asset in the balance sheet and that a corresponding liability is recorded. Fixed assets under financial leases are depreciated over their estimated useful lives. The lease payments are reported as interest and amortization of the lease liability. An operating lease implies that there is no asset or liability to report in the Balance Sheet. In the Income Statement, the costs of operating leases are distributed over the term of the lease.

Inventories

Inventories are valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price less the estimated costs of completion and selling expenses. Inventories are based on the first-in-first-out principle and include the costs in acquiring them and bringing them to the existing location and condition. Manufactured inventories and work in progress include an appropriate share of overheads. Inventories are reported net of deductions for obsolescence and internal profits arising in connection with deliveries from the production companies to the sales companies.

Trade receivables

Trade receivables are carried at the original inovice amount less an estimate made for doubtful receivables based on regular reviews of the uncollectible amounts.

Note 1, to be continued.

Note 1, continued.

Financial investments and cash and bank/liquid funds

Financial and other investments that are to be held to maturity are valued at amortized cost. Investments intended for trading are valued at the lower of cost or market.

Cash and bank/liquid funds include cash balances and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Other provisions

A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

A provision for warranties is charged as cost of goods sold at the time the products are sold based on the estimated cost using historical data for level of repairs and replacements.

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at cost, less attributable transaction costs. Subsequent to intial recognition, interest-bearing borrowings are stated at amortized cost.

Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays agreed contribution and will have no further obligations.

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

Defined benefit plans

Defined benefit plans are plans where the Group is required to pay benefits based on an agreed benefit formula.

The Group has a number of defined benefit plans related to pensions and post-retirement health care benefits in the various countries where operations are located. The net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

Pension obligations and costs are calculated on an annual basis by a qualified actuary using the projected unit credit method. This method is measured using assumptions as to future compensation levels if the benefit formula is based on those future compensation levels. Future benefit payments are discounted using market rates at the balance sheet date for high quality corporate bonds or government bonds for the respective currency and estimated term of the post-employment obligations.

Changes in actuarial assumptions and unexpected changes in the fair value of plan assets result in gains or losses. Such gains or losses within a 10% 'corridor' of the obligation or asset value are not recognized. Gains or losses exceeding the 10% corridor are amortized over the remaining service period of the employees. Defined benefit plans can be unfunded, or wholly or partly funded. Plan assets are valued at fair value and are deducted in determining the amount recognized in the balance sheet.

The interest portion of pension and other post-retirement benefit costs is not classified as an operating expense but is shown as interest expense for both Swedish and foreign companies. See notes 7 and 19 for additional information.

Share-based payments

In connection with the employee option and share appreciation right programs, Atlas Copco has entered into an agreement with banks. The agreement hedges the risk of increases in the share price but requires Atlas Copco to reimburse the bank in case the share price is less than the acquisition cost at the end of the option program. The effects of the declines in the price of Atlas Copco shares are recorded as a provision with a corresponding amount being recorded directly to equity. Subsequent reversals of provisions are also recorded directly to equity. All other costs for the employee option/share appreciation right programs are included in current earnings.

Revenue recognition

Revenues are recorded net of sales taxes, discounts and other similar deductions. Exchange rate variances for sales in foreign countries are accounted for as other income and other expenses.

Goods sold and services rendered

Revenue from sale of goods is recognized when delivery has occurred and the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services is recognized in current earnings in proportion to the stage of completion of the transaction at the balance sheet dates providing that a reliable profit estimate can be made.

Rental operations

Revenues are derived and recognized from the rental of equipment on a daily, weekly or monthly basis, as well as from sales of parts, supplies, and new and used equipment. Customers vary widely by location and consist of the following general categories: construction, industrial, public sector and homeowners.

Government grants

A government grant is recognized in the balance sheet when there is reasonable assurance that it will be received and the Group will comply with the conditions attaching to it. Government grants that compensate the Group for expenses incurred are recognized in the income statement on a systematic basis in the same periods in which expenses are incurred. Grants that compensate the Group for the cost of an asset are recognized in the income statement on a systematic basis over the useful life of the assets.

Borrowings and borrowing costs

Interest-bearing liabilities are initially recognized at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

Borrowing costs are recognized as an expense in the period in which they are incurred regardless of how the borrowings are applied.

Related party transactions

The Group sells various products and purchases goods through certain non-consolidated affiliates. These transactions are generally made on commercial terms that are similar to those prevailing with unrelated parties. See note 14 for additional information.

Derivative financial instruments and hedging

Derivative instruments

The Group uses a number of different derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. Derivative instruments that are not held for hedge accounting are classified as being held for trading purposes and accounted for at the lower of cost or fair value on a portfolio basis.

Derivative instruments with positive fair value are reported in the balance sheet as current receivables while derivatives with negative fair value are reported as current operating liabilities. Financial assets and liabilities including derivative instruments are generally not reported net since there is no legally enforceable right for set-off and there is no intent to settle on a net basis or settle the asset and the liability at the same time.

Hedge accounting

Forward contracts and foreign exchange options

The Group enters into hedges whereby forward contracts or foreign exchange options are used to hedge certain future transactions based on forecasted cash flows. Gains and losses on these instruments are deferred and recognized in the income statement in the same period that the hedged transaction is recognized.

Interest rate and cross currency interest rate swaps

When a loan in a foreign currency has been converted to a different currency through the use of a swap agreement, the loan is translated using the foreign exchange rate at the balance sheet date. The related swap agreement is also adjusted to year-end exchange rate for the instrument as of the balance sheet date. The adjustments are recorded separately in the financial statements but the net effect is to value the loan to the year-end exchange rate for the swapped currency. Adjustments to fair value related to changes in interest rates are deferred.

Net investments in foreign subsidiaries

The gain or loss of an instrument used to hedge a net investment in a foreign operation is recognized directly in equity.

Income taxes

Income taxes include both current and deferred taxes in the consolidated accounts. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year and any adjustment for current taxes in respect to previous years. The calculation of deferred taxes is based on the differences between the values reported in the balance sheet and their respective values for taxation which are referred to as temporary differences. The liability method is applied in the calculation of deferred taxes including the use of the enacted tax rate for the individual tax jurisdiction. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

New accounting principles 2005

As of January 1, 2005 the consolidated financial statements of Atlas Copco will be prepared in accordance with International Financial Reporting Standards (IFRS). Please see pages 17–19 for additional information as to the effects of the adoption to IFRS.

2 Acquisitions and divestments of subsidiaries

The following table summarizes the significant acquisitions and divestments during the years 2003 and 2004:

Date	Acquisitions	Divestments	Business area	Revenues*	Number of employees*
Nov. 1, 2004		Industrial Air Tool	Rental Service	375	90
Sept. 30, 2004	Kolfor Plant		Compressor Technique	49	36
Sept. 20, 2004	Rotex		Construction and Mining Technique	73	16
Sept. 14, 2004	Baker Hughes Mining Tools		Construction and Mining Technique	300	176
Aug. 23, 2004	Qianshao (Qingdao) Power Tools		Industrial Technique	50	80
June 30, 2004	Ingersoll-Rand Drilling Solutions		Construction and Mining Technique	2 200	950
June 22, 2004	Guimerá S.A.		Compressor Technique	147	132
Oct. 31, 2003	Shenyang Rock Drilling Machinery		Construction and Mining Technique	110	220
Oct. 1, 2003	Professional Diamond Drilling Equipment and Mining Drilling Services		Construction and Mining Technique	90	60
Aug. 8, 2003	Puska Pneumatic		Compressor Technique	100	25
April 4, 2003	DreBo Werkzeugfabrik		Industrial Technique	230	160

*) Annual revenues and number of employees at time of acquisition/divestment.

Certain of the above acquisitions were made through the purchase of net assets with the Group gaining full control of the operations at the date of the acquisition. In other cases, the Group acquired 100% of the shares and voting rights with the exception of Qianshao (Qingdao) Power Tools where 80% of the voting rights were acquired. All acquisitions were accounted for using the purchase method of consolidation.

Note 2, to be continued.

Note 2, continued.

The fair value of assets and liabilities from companies acquired/divested during the year

	Acquisitions		Divestments	
	2004	2003	2004	2003
Fixed assets	1 617	673	2	-
Inventories	708	131	89	-
Receivables	653	163	48	-
Liquid funds	57	59		
Interest-bearing liabilities	–39	–5		
Other liabilities and provisions	–448	–197	–24	-
Capital gain			10	-
Purchase price	2 548	824	125	-
Liquid funds in acquired/divested companies	–57	–59		
Interest-bearing liabilities in acquired/divested companies	39	5		
	2 530	770	125	-

Interest-bearing liabilities in acquired/divested companies are included in the cash flow statement under Change in interest-bearing liabilities.

In August 2004, the Group agreed to sell its professional electric tools business. The divestment includes two divisions within the Industrial Technique business area; Atlas Copco Electric Tools headquartered in Germany and Milwaukee Electric Tool in the United States. The following tables present the effect of this divestment:

	Income Statement 2004			Income Statement 2003		
	Remaining operations	*Discontinued operations*	Total	Remaining operations	*Discontinued operations*	Total
Revenues	43 192	5 462	48 654	38 901	5 718	44 619
Cost of goods sold	–28 876	–3 961	–32 837	–26 833	–4 270	–31 103
Gross profit	14 316	1 501	15 817	12 068	1 448	13 516
Marketing expenses	–4 470	–669	–5 139	–4 104	–660	–4 764
Administrative expenses	–2 543	–304	–2 847	–2 477	–310	–2 787
Research and development costs	–852	–164	–1 016	–715	–163	–878
Other income and expenses from operations	–113	–2	–115	216	7	223
Operating profit	6 338	362	6 700	4 988	322	5 310
Financial income and expenses	–261	–59	–320	–344	–53	–397
Profit after financial items	6 077	303	6 380	4 644	269	4 913
Taxes	–1 951	–161	–2 112	–1 475	–144	–1 619
Minority interest	–14		–14	–20		–20
Profit for the year	4 112	142	4 254	3 149	125	3 274
Earnings per share, SEK	19.62	0.68	20.30	15.02	0.60	15.62

	Balance Sheet Dec. 31, 2004			Balance Sheet Dec. 31, 2003		
	Remaining operations	Discontinued operations	Total	Remaining operations	Discontinued operations	Total
Assets						
Fixed assets						
Intangible assets	8 298	2 686	10 984	8 331	2 945	11 276
Tangible assets	12 445	944	13 389	12 086	1 012	13 098
Financial assets	1 809	168	1 977	1 647	123	1 770
Total fixed assets	22 552	3 798	26 350	22 064	4 080	26 144
Current assets						
Inventories	5 647	837	6 484	4 550	862	5 412
Current receivables	10 587	875	11 462	8 758	1 370	10 128
Cash, bank and investments	2 694	232	2 926	4 165	13	4 178
Total current assets	18 928	1 944	20 872	17 473	2 245	19 718
Total assets	41 480	5 742	47 222	39 537	6 325	45 862
Shareholders' equity and liabilities						
Shareholders' equity	18 737	3 530	22 267	17 073	3 942	21 015
Minority interest	65		65	53		53
Provisions	5 980	939	6 919	5 134	833	5 967
Long-term liabilities	6 527	149	6 676	7 127	21	7 148
Current liabilities	10 171	1 124	11 295	10 150	1 529	11 679
Total shareholders' equity and liabilities	41 480	5 742	47 222	39 537	6 325	45 862

	Cash Flow Statements 2004			Cash Flow Statements 2003		
	Remaining operations	Discontinued operations	Total	Remaining operations	Discontinued operations	Total
Cash flow from						
operations	7 094	621	7 715	7 043	619	7 662
investments	–5 412	–205	–5 617	–2 118	–705	–2 823
financing	–3 129	–192	–3 321	–1 983	88	–1 895
Net change in liquid funds	–1 447	224	–1 223	2 942	2	2 944
Liquid funds at beginning of year	4 165	13	4 178	1 345	11	1 356
Exchange-rate difference in liquid funds	–24	–5	–29	–122	0	–122
Liquid funds at year end	2 694	232	2 926	4 165	13	4 178

3 Segment information

Atlas Copco's operations are managed on a worldwide basis in four business areas: Compressor Technique, Rental Service, Industrial Technique, and Construction and Mining Technique. These business areas coincide with the definition for business segment reporting in that they offer different products and services to different customer groups. These business segments are also the basis for the Group's management and internal reporting structure.

The Group comprises the following main business areas:

- The Compressor Technique business area develops, manufactures, markets, distributes, and services oil-free and oil-injected stationary air compressors, portable air compressors, gas and process compressors, turbo expanders, electrical power generators, air treatment equipment (such as compressed air dryers, coolers, and filters) and air management systems.
- The Rental Service business area provides equipment rental and related services to the construction and industrial markets via stores located throughout the United States, Canada, and Mexico.
- The Industrial Technique business area develops, manufactures, and markets industrial power tools and assembly systems, as well as professional electric tools. See discontinued operations note 2.
- The Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, tunneling and mining equipment, surface drilling rigs, loading equipment, exploration drilling equipment, and construction tools.

Common Group Functions includes those operations, which serve all business areas or the Group as a whole. The accounting policies of the segments are the same as those described in note 1. Atlas Copco's intersegment pricing is determined on a commercial basis.

2004	Compressor Technique	Rental Service	Industrial Technique	Construction and Mining Technique	Common Group Functions	Eliminations	Group
Revenue from external customers	17 482	10 399	10 470	10 297	6		48 654
Inter-segment revenue	305	3	38	157		–503	-
Total revenue	17 787	10 402	10 508	10 454	6	–503	48 654
Operating profit	3 296	1 519	1 266	1 051	–412	–20	6 700
—whereof income from associated companies			*6*				*6*
Non-cash expenses							
Depreciation/amortization	535	1 679	312	360	24	–21	2 889
Goodwill amortization	42	191	143	72	6		454
Goodwill impairment	21		11				32
Other non-cash expenses	–28	5	–31	30	–1		–25
Segment assets	8 975	15 822	7 918	8 441	3 471	–2 071	42 556
—whereof goodwill	*370*	*5 769*	*2 703*	*1 087*	*42*		*9 971*
Investment in associated companies			58	12	1		71
Unallocated assets							4 595
Total assets							47 222
Segment liabilities	3 930	1 923	1 685	2 232	4 279	–2 963	11 086
Unallocated liabilities							13 804
Total liabilities							24 890
Capital expenditure							
Tangible fixed assets	779	3 228	428	536	63	–56	4 978
—whereof assets leased	*21*		*119*	*6*			*146*
Intangible fixed assets	137		101	70	2		310
Goodwill	99		14	533			646
Total capital expenditure	1 015	3 228	543	1 139	65	–56	5 934

Note 3, to be continued.

Note 3, continued.

2003	Compressor Technique	Rental Service	Industrial Technique	Construction and Mining Technique	Common Group Functions	Eliminations	Group
Revenue from external customers	15 891	10 410	10 477	7 841			44 619
Inter-segment revenue	154	4	49	53		–260	-
Total revenue	16 045	10 414	10 526	7 894		–260	44 619
Operating profit	2 962	837	1 051	675	–234	19	5 310
—whereof income from associated companies			*5*				*5*
Non-cash expenses							
Depreciation/amortization	433	1 832	310	283	18	–26	2 850
Goodwill amortization	47	210	147	54	5		463
Other non-cash expenses	101	–32	–56	38	–10		41
Segment assets	7 993	17 260	8 097	5 242	2 131	–738	39 985
—whereof goodwill	*345*	*6 531*	*3 066*	*679*	*51*		*10 672*
Investment in associated companies			49	13	1		63
Unallocated assets							5 814
Total assets							45 862
Segment liabilities	3 597	1 503	1 738	1 440	1 921	–833	9 366
Unallocated liabilities							15 428
Total liabilities							24 794
Capital expenditure							
Tangible fixed assets	467	2 171	247	538	10	–28	3 405
Intangible fixed assets	168		99	46			313
Goodwill	41		344	89	61		535
Total capital expenditure	676	2 171	690	673	71	–28	4 253

Segment assets comprise the sum of tangible and intangible fixed assets, other long-term receivables, inventories, and current receivables. Segment liabilities comprise the sum of non-interest bearing liabilities such as other provisions, other long-term liabilities, and operating liabilities. Capital expenditure includes tangible, intangible fixed assets as well as goodwill but excludes the effect of acquisitions.

Revenues from external customers are comprised of the *following categories*:

	2004	2003
Sale of equipment	25 321	22 835
Service (incl. spare parts and accessories)	14 412	13 087
Rental	8 921	8 697
Total	48 654	44 619

All business areas are managed on a worldwide basis with its own sales operations and strive to maintain close and long-term relations with its customers. The revenues presented for the geographical segments are based on the location of the customers while assets are based on the geographical location of the assets.

	2004	2003
Revenues by geographic area		
North America	19 752	18 879
South America	1 825	1 424
Europe	17 080	15 839
of which Sweden	*922*	*847*
Africa/Middle East	2 802	2 620
Asia/Australia	7 195	5 857
	48 654	44 619
Segment assets by geographic area		
North America	22 857	23 310
South America	632	506
Europe	14 693	13 318
of which Sweden	*3 756*	*3 756*
Africa/Middle East	706	655
Asia/Australia	3 668	2 196
	42 556	39 985
Capital expenditure by geographic area		
North America	3 936	2 386
South America	77	60
Europe	1 320	1 374
of which Sweden	*227*	*342*
Africa/Middle East	52	139
Asia/Australia	549	294
	5 934	4 253

4 Employees and personnel expenses

Average number of employees

	Women	Men	2004 Total	2003 Total
Parent Company				
Sweden	35	41	76	72
Subsidiaries				
North America	1 603	7 437	9 040	8 987
South America	137	1 097	1 234	1 131
Europe	1 819	9 764	11 583	11 440
of which Sweden	*358*	*2 266*	*2 624*	*2 550*
Africa/Middle East	240	1 105	1 345	1 106
Asia/Australia	573	2 977	3 550	2 971
Total in subsidiaries	4 372	22 380	26 752	25 635
Grand total	4 407	22 421	26 828	25 707

Salaries and other remuneration

	2004 Board & Presidents	2004 Other employees	2003 Board & Presidents	2003 Other employees
Parent Company				
Sweden	25	40	18	41
of which bonuses	*9*		*4*	
Subsidiaries				
North America	33	3 315	32	3 374
South America	8	175	10	162
Europe	131	4 321	116	4 101
of which Sweden	*12*	*904*	*10*	*838*
Africa/Middle East	9	218	10	206
Asia/Australia	22	524	20	447
Total in subsidiaries	203	8 553	188	8 290
of which bonuses	*27*		*24*	
Grand total	228	8 593	206	8 331

	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Salaries and other remunerations	8 821	8 537	65	59
Contractual pension benefits for Board members and Presidents	22	20	5	4
Contractual pension benefits to other employees	634	659	10	26
Other social costs	1 790	1 732	25	19
Total	11 267	10 948	105	108
Pension obligations to Board members and Presidents	28	44	20	20

Women in Atlas Copco Board and Management, %

	2004	2003
Parent Company		
Board of Directors excl. union representatives	22	11
Group Management	22	22
Group		
Board of Directors	5	5
Executive management	9	9

Absence due to illness, %

	Jan. 1–Dec. 31 2004	Jul. 1–Dec. 31 2003
Parent Company		
Total	1.2	1.2
for men	1.8	1.3
for women	0.7	1.1
long-term absence due to illness, in percent of total absence	13.2	39.0
Absence due to illness, men		
employees under 30 years old	0.7	0.3
employees 30–49 years old	0.7	0.5
employees 50 and older	*	*
Absence due to illness, women		
employees under 30 years old	0.2	1.0
employees 30–49 years old	1.0	*
employees 50 and older	0.4	0.2
Swedish companies		
Total	4.4	4.8
long-term absence due to illness, in percent of total absence	46.1	49.8
Atlas Copco Group		
Total	2.4	2.8

*) Not disclosed as number of employees is below minimum.

Remuneration and other fees for members of the Board, the President and CEO, and other members of the Group Management

Principles

The Chairman of the Board and the Board Members are remunerated in accordance with the decision taken at the Annual General Meeting.

The remuneration to the President and CEO, and other members of Group Management (eight positions) consists of an annual base salary, variable compensation as well as retirement and other benefits. No long-term share-related remuneration program was started in 2004. The variable compensation plan is limited to a maximum percentage of the base salary. No fees are paid for Board memberships in Group companies or any other compensation for other duties that they may perform outside the immediate scope of their positions.

Board of Directors

In 2004, the Chairman of the Board Sune Carlsson received a director's fee of SEK 1 000 000. The Vice Chairman Jacob Wallenberg received SEK 350 000. The resigned Board member Charles Long received SEK 68 750 for the first three months,

Remuneration and other benefits (annual amounts)

SEK	Fee	Base salary	Variable compensation[1]	Other benefits[2]	Pension benefits[1]	Other fees[3]	Total
Chairman of the Board	1 000 000					150 000	1 150 000
Vice Chairman	350 000					50 000	400 000
Other members of the Board	1 669 000					300 000	1 969 000
President and CEO		7 150 000	6 435 000	125 256	2 819 228		16 529 484
Other members of Group Management		18 277 279	8 566 297	876 242	6 025 804		33 745 622
Total	3 019 000	25 427 279	15 001 297	1 001 498	8 845 032	500 000	53 794 106

1) The CEO has exercised the option to have his variable compensation for 2003 and 2004 paid as an additional pension contribution.
2) Refers to vacation pay, company car and medical care insurance for executives in Sweden.
3) Refers to fees for membership in audit- and remuneration committees.

Note 4, to be continued.

while the new Board member Grace Reksten Skaugen received SEK 206 250 for nine months. Kurt Hellström, Ulla Litzén, Thomas Leysen, Anders Ullberg and Staffan Bohman each received SEK 275 000. Employee representatives received a total amount of SEK 19 000. Additionally, as members of the audit committee, Sune Carlsson received SEK 100 000, Ulla Litzén SEK 150 000 and Thomas Leysen SEK 100 000. Further, Sune Carlsson, Jacob Wallenberg, and Kurt Hellström, received SEK 50 000 each as members of the remuneration committee.

President and CEO

The President and Chief Executive Officer (CEO), Gunnar Brock, had an annual base salary of SEK 7 150 000.

The variable compensation for 2004 can reach maximum 50% of the annual base salary when the profit after financial items (PAFI) for the Atlas Copco Group reaches certain target amounts. Further, maximum 40% of the annual base salary can be earned for various projects. According to agreement, the CEO has the option to receive variable compensation in the form of cash payment or a pension contribution.

Total cost for remuneration and benefits to Gunnar Brock amounted to SEK 16 529 484 in 2004.

The CEO is a member of Atlas Copco Group Pension Policy for Swedish Executives, which is a defined contribution plan. He is entitled to retire at the age of 60. The contribution is age related and is 35% of the base salary, and includes provisions for survivor's pension. No pension benefits are paid on variable compensation. In addition he is entitled to a disability pension of 50% of his base salary. The cost for the disability pension in 2004 was SEK 297 128. These pension plans are vested. Pension payments are planned to be for life time.

Other members of the Group Management

As a principle, base salary is for position and general performance, whereas variable compensation is for a combination of the financial performance of the Group and individual results. The variable compensation amounts to maximum 60 or 70% of the base salary. However, in 2004 an extra variable compensation plan at maximum 50% of the base salary was established for one executive, referring to a major project. In 2004, the total cost for remuneration and benefits to other Group Management members amounted to SEK 33 745 622 of which SEK 18 277 279 was base salaries and SEK 8 566 297 variable compensation.

All Swedish members of the Group Management have a defined contribution pension plan, with contribution ranging from 25% to 35% of base salary, percentage varying according to age. Also, the executives not based in Sweden have a defined contribution plan and one of them, in addition has a defined benefit plan in his home country. These pension plans are vested. Pension payments are planned to be for life time.

The retirement age is 65 with the exception of one of the executives who is entitled to retire at the age of 60, with an early retirement pension payable from the early retirement date to the age of 65. The amount of pension depends on when the agreement is invoked, but is maximized to 60% of the pensionable salary. After age 65, this payment ceases and the pension, as per the defined contribution plan, takes over. As a prerequisite, maximum 20% of full time unpaid consultancy work for the company between early retirement and age of 65 is required.

Termination of employment

The principle for termination of the CEO's employment is that, if either party intends to terminate the contract, a notice period of six months is stipulated. The CEO is entitled to a severance pay of 12 months if the Company terminates the employment and a further 12 months if other employment is not available.

Other members of the Group Management are entitled to severance pay, if the Company terminates their employment. The amount of severance pay depends on the length of employment with the company and the age of the executive, but is never less than 12 months and never more than 24 months.

Any income that the executive receives from employment or other business activity, whilst severance pay is being paid, will reduce the amount of severance pay accordingly.

Severance pay for the CEO and other members of Group Management is calculated only on base salary and does not include variable compensation. Severance pay cannot be elected by the employee but will only be made if employment is terminated by the Company.

Remuneration committee

In 2004 the Chairman of the Board, Sune Carlsson, Vice Chairman, Jacob Wallenberg, and Board member, Kurt Hellström were members of the remuneration committee. The committee proposed compensation to the President and CEO for approval by the Board. The committee also supported the President and CEO in determining the compensation for the other members of Group Management.

The number of stock options/share appreciation rights holdings as at December 31, are detailed below. No stock options/share appreciation rights were granted in 2004.

Options/share appreciation rights[1], holdings for Group Management

	Call options holdings as at Dec. 31, 2004	Stock options/Share appreciation rights holdings as at Dec. 31, 2004			
Grant year	1999	2000	2001	2002	2003
CEO	0	0	0	22 112	22 112
Other members of Group Management	10 255	27 640	33 168	44 222	55 276

1) Terms for the stock option/share appreciation rights program are detailed on page 20.

Remuneration to auditors

Audit fees and consultancy fees for advice or assistance other than audit, were as follows:

	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
KPMG				
Audit fee	42	22	3	2
Other	12	18	2	1
Other audit firms				
Audit fee	1	2		
	55	42	5	3

KPMG were appointed auditors of the Group for four years at the Annual General Meeting 2002. The 2004 audit fee also includes substantial fees for audits performed in connection with the sale of the professional electric tools business. Other fees to KPMG are comprised primarily of consultancy on tax and accounting matters.

5 Amortization, depreciation and impairment

	2004	2003
Goodwill	454	463
Product development	167	71
Other intangible assets	35	14
Buildings	104	113
Machinery and other technical plant	452	478
Equipment, etc.	214	214
Rental equipment	1 917	1 960
	3 343	3 313
Goodwill impairment	32	-
	3 375	3 313

Amortization and impairment of intangible assets including goodwill are recognized in the following line items in the income statement:

	2004	2003
Cost of goods sold	503	469
Marketing expenses	12	3
Administrative expenses	6	5
Research and development costs	167	71
	688	548

6 Other income and expenses from operations

	2004	2003
Other operating income	163	281
Restructuring costs	–58	–54
Other operating expenses	–220	–4
	–115	223

Other operating income mainly includes profits from insurance operations 80 (87), capital gains on the sale of fixed assets totaling 54 (35), commissions received of 14 (9), capital gain on sale of operations 10 (0), and exchange-rate gains attributable to operations of 0 (126).

Restructuring costs of 58 (54) concern integration of acquired businesses and transfer of loader business from the United States to Sweden in the Construction and Mining Technique Business Area.

Other operating expenses consist primarily of exchange-rate losses attributable to operations of 216 (0).

7 Financial income and expenses

	2004	2003
Profit/loss from financial fixed assets		
Interest income	30	15
Impairment loss on investments	–7	
	23	15
Other interest income		
Interest income	465	344
	465	344
Interest and similar expenses		
Interest expense	–601	–664
Net interest expense on pension provision	–119	–81
Foreign exchange differences	–88	–11
	–808	–756
Financial income and expenses	–320	–397
Amounts are classified in the income statement as:		
Financial income	495	359
Financial expenses	–815	–756

The improvement in net financial income and expenses is related to the amortization of certain loans and closing of certain derivative positions in connection with an extension of the Group's average interest-rate period. The most significant effects are an increase in interest income of 200 and increase in foreign exchange difference of –65.

The interest portion of provision for pensions is not classified as operating expense but is shown as interest expense. As described in note 1, accounting principles, the Group adopted new accounting principles for post-retirement benefits as of January 1, 2004 and as such the interest expense is calculated according to such principles. The net interest expense for 2004 totals 119 net of the expected return on plan assets. See note 19 for more information. For 2003, the amount is based on the average of the opening and closing pension provisions under the prior accounting principles and amounted to 81.

8 Taxes

		2004	2003
Current taxes			
Sweden		–377	–269
Other countries		–1 253	–1 038
Deferred taxes	Note 20	–479	–310
Taxes in associated companies		–3	–2
		–2 112	–1 619

The following is a reconciliation of the companies' weighted average tax based on the national tax for the country as compared to the actual tax charge:

	2004	2003
Profit after financial items	6 380	4 913
Weighted average tax based on national rates	–2 132	–1 583
—in %	*33.4*	*32.2*
Tax effect of:		
Goodwill amortization/impairment	–142	–138
Non-deductible expenses	–68	–130
Withholding tax on dividends	–18	–25
Tax-exempt income	231	183
Adjustments from prior years	14	54
Effects of tax losses/credits utilized	9	26
Change in tax rate	–1	–2
Tax losses not available for utilization	–9	–1
Other items	4	–3
	–2 112	–1 619
Effective tax in %	*33.1*	*33.0*

The Group's total tax expense, compared to Swedish corporate tax rate of 28 %, is affected by its strong position in countries with higher tax rates, including Belgium, France, Germany, and the United States. Non-deductible goodwill depreciation also has an adverse effect on the tax ratio.

The tax adjustments in prior years include current taxes of –6 (8). See note 20 for additional information.

9 Minority interest in subsidiaries' equity and earnings

Minority interest in profit after financial items amounted to 23 (21). The income statement reports minority shares in the Group's profit after tax of 14 (20). These minority interests relate primarily to Atlas Copco India, Atlas Copco Malaysia and subsidiaries in China.

	2004
Minority interest, Jan. 1	53
Minority acquired	6
Dividends	–3
Translation differences	–5
Profit for the year	14
Minority interest, Dec. 31	65

10 Earnings per share

	2004	2003
Profit for the year	4 254	3 274
Average number of shares	209 602 184	209 602 184
Basic and diluted earnings per share, SEK	20.30	15.62

The Group has no agreements or programs, which have a dilutive effect on the outstanding shares. Shares, which may be purchased under the share value-based incentive programs, will not result in any dilution of earnings per share. The Group has entered into share swap agreements with a third party whereby any shares provided to management at the exercise of the option will be made from shares already outstanding.

11 Intangible assets

	Goodwill	Product development	Other intangible assets	Total
Accumulated cost				
Opening balance, Jan. 1	19 366	598	188	20 152
Investments		259	51	310
Acquisition of subsidiaries	646		340	986
Disposals	–86		–23	–109
Reclassifications		–34	34	-
Translation differences for the year	–1 587	–13	–28	–1 628
Closing balance, Dec. 31	18 339	810	562	19 711
Accumulated amortization				
Opening balance, Jan. 1	3 606	107	75	3 788
Amortization for the year	454	167	35	656
Acquisition of subsidiaries			1	1
Disposals	–86		–21	–107
Reclassifications		–29	29	-
Translation differences for the year	–267	–4	–1	–272
Closing balance, Dec. 31	3 707	241	118	4 066
Accumulated impairment charge				
Opening balance, Jan. 1	5 088			5 088
Impairment charge	32			32
Translation differences for the year	–459			–459
Closing balance, Dec. 31	4 661			4 661
Net book value, Dec. 31	9 971	569	444	10 984
Net book value, Jan. 1	10 672	491	113	11 276

Other intangible assets include computer software, acquired trademarks and patents.

Amortization of goodwill

The Atlas Copco Group emphasizes the value of organic growth. Acquisitions that complement this growth are also a natural part of the Group's growth strategy. Goodwill on acquisitions that are considered strategic with a considerable long-term intangible value has been assigned an estimated useful life in excess of 20 years. Acquisitions are considered strategic when they provide the group with a significant new geographic and/or product market. The Group uses estimated useful lives in excess of 20 year for three strategic U.S. acquisitions as described more fully in the following paragraphs.

Milwaukee Electric Tool

The acquisition of these operations in 1995 was part of the Group's strategy to be a leader in the market for professional electric tools that are used for light construction and building installations in the industrial, commercial and residential constructions markets. The Milwaukee Electric Tool company has a history dating back to the 1920's and is one of the best-known brand names in the United States. The acquisition provided the Group direct and instantaneous access to the critical United States market as well as introducing a new product line and customer segment into the Industrial Technique business area. The valuable brand name and market position of Milwaukee

Electric Tool has been developed considerably during its 80-year history.

Milwaukee Electric Tool was divested on January 3, 2005 as part of the sale of the professional electric tools business. The sale of this business generated a net capital gain after consideration of the total book value which included the net value of the goodwill.

Rental Service

The trend in several key markets around the world indicates a tendency for customers to rent certain equipment rather than buy. In response to this trend and to increase the Group's revenues in the after-sales market, acquisitions of two companies (Prime Service in 1997 and Rental Service Corp. in 1999) were made in the rental business in the United States. The operations of the two acquisitions were merged and a totally new business area within the Atlas Copco Group was created. The rental operation is currently the second largest rental company in the United States, after the market leader, United Rentals. The strong position of the acquired companies with certain key customer groups such as the oil and petrochemical industries is an important base for future profit and cash generation. Additionally, the acquisitions provided the Group with a new distribution channel in the United States for existing products.

Accounting for goodwill

The proceeds from the divestment of the Milwaukee Electric Tool provides objective evidence of the value of the investment and the value of the goodwill. The Rental Service operations generate large operating cash flows which have improved during 2004 as compared to 2003. The operations generate other benefits as well, derived from the strong brand names and extensive customer lists. These factors together with the information presented above are strong indicators of an estimated useful life in excess of 20 years. Past and current Swedish standards, however, assume that goodwill has a definitive useful life and guidance was drawn from standards in effect in the United States at the time of the acquisitions in determining the period of 40 years which management estimated to best approximate the useful lives.

There has been an almost continuous review of the accounting for business combinations, including amortization of goodwill, since the acquisition of Milwaukee Electric Tool. This has culminated in the revision of the accounting standards for goodwill. The International Accounting Standards Board issued International Financial Reporting Standard (IFRS) 3 Business Combinations in March 2004. This standard requires that goodwill is not amortized but tested for impairment annually. Swedish standards have been revised accordingly to comply with IFRS 3 and Atlas Copco will adopt this new standard as of January 1, 2005 with retroactive effect as of January 1, 2004.

Based on the information presented above, Atlas Copco decided to continue to amortize goodwill from these strategic acquisitions over a period of 40 years in the 2004 financial statements. In light of the change that has taken place in the accounting for goodwill, management maintains that the continued amortization of goodwill over 40 years provides the best comparability and continuity in presenting the financial results of the Group.

Swedish Panel for Supervising Financial Reporting

The panel to monitor financial reporting for companies which have shares listed on the Stockholm Stock Exchange criticized Atlas Copco's Annual Report 2003 for the accounting for goodwill resulting from the acquisitions described above. The criticism for the Annual Report 2003, similar to the criticism for the Annual Report 2002, was related to not having adequately described the reasons an estimated useful life longer than 20 years was being used which thus results in a deviation from the requirements of current accounting standards. While the panel did recognize the possible negative effects of a change in accounting policies shortly before the adoption of IFRS 3, the criticism is based in the lack of disclosure of the deviation from a requirement of an accounting standard.

As in prior years, the following section is included in order to clearly illustrate the effect of amortization, a non-cash item, on current earnings, earnings per share and equity/assets ratio of using an estimated useful life of 20 years as compared to 40 years.

Condensed income statement 2004

Amortization period	20 years	40 years
Revenues	48 654	48 654
Operating expense	–42 225	–41 954
Operating profit	6 429	6 700
—as % of revenues	*13.2*	*13.8*
Profit after financial items	6 109	6 380
—as % of revenues	*12.6*	*13.1*
Profit for the year	3 983	4 254
Earnings per share, SEK	19.00	20.30
Equity/assets ratio, %	46.1	47.3

Amortization of goodwill was distributed as follows:

	2004	2003
Goodwill amortization over 40 years	271	299
Goodwill amortization over 20 years	118	101
Goodwill amortization within 10 years	65	63
	454	463

Amortization of goodwill and net book value by business area are shown in note 3.

Note 11, to be continued.

Note 11, continued.

	Accumulated cost	Accumulated amortization	Accumulated impairment	Net book value	No. of years remaining
Goodwill amortized over 40 years					
Rental Service Corp.	11 775	1 618	4 388	5 769	35
Milwaukee Electric Tool Corp.[1]	2 905	684		2 221	31
	14 680	2 302	4 388	7 990	
Goodwill amortized over 20 years					
Desoutter Ltd.	684	536		148	6
Atlas Copco Construction Tools GmbH	411	53		358	17
Atlas Copco Wagner	357	294		63	5
DreBo Werkzeugfabrik GmbH[1]	339	29		310	18
Atlas Copco Drilling Solution	374	9		365	19
Rental Service Companies	270	35	235		-
Chicago Pneumatic Tool Company	161	147		14	3
Atlas Copco Crépelle S.A.S.	133	52		81	13
Baker Hughes Mining Tools	55	1		54	19
Others	182	32		150	
	2 966	1 188	235	1 543	
Goodwill amortized within 10 years					
Atlas Copco MAI GmbH	93	25		68	7
Ceccato Aria Compressa S.p.A.	72	52		20	3
Oy Atlas Copco Rotex Ab	60	1		59	9
Atlas Copco (India) Ltd.	55	12		43	8
Others	413	127	38	248	
	693	217	38	438	
Total	18 339	3 707	4 661	9 971	

1) Divested as of January 3, 2005 see note 2.

12 Tangible assets

	Buildings and land	Machinery and equipment	Construction and advances	Total	Rental equipment
Accumulated cost					
Opening balance, Jan. 1	2 720	7 942	254	10 916	15 024
Investments	258	662	67	987	3 991
Acquisition of subsidiaries	296	263	6	565	489
Divestment of subsidiaries		–4		–4	–1
Disposals	–88	–495		–583	–3 489
Reclassified items		9	–24	–15	22
Translation differences for the year	–119	–274	–16	–409	–1 284
Closing balance, Dec. 31	3 067	8 103	287	11 457	14 752
Accumulated depreciation					
Opening balance, Jan. 1	1 148	5 797		6 945	5 897
Depreciation for the year	104	666		770	1 917
Acquisition of subsidiaries	78	166		244	189
Divestment of subsidiaries		–2		–2	–1
Disposals	–47	–426		–473	–1 953
Reclassified items	1	–8		–7	12
Translation differences for the year	–45	–202		–247	–471
Closing balance, Dec. 31	1 239	5 991		7 230	5 590
Net book value, Dec. 31	1 828	2 112	287	4 227	9 162
Net book value, Jan. 1	1 572	2 145	254	3 971	9 127
Assets owned under finance leases					
Net book value Dec. 31	134	48		182	14
Net book value Jan. 1	22	28		50	8

	2004	2003
Net book value		
Buildings and land	1 828	1 572
Machinery and other technical plant	1 622	1 702
Equipment, etc.	490	443
Construction in progress and advances	287	254
Other tangible assets	4 227	3 971
Rental equipment	9 162	9 127
	13 389	13 098
Tax assessment value, buildings and land	148	147

The tax assessment values reported for the Group pertain exclusively to buildings and land in Sweden. The net book value of these is 181 (167).

The leasing costs for assets under operating leases, such as rented premises, machinery, and major computer and office equipment are reported among operating expenses and amounted to 875 (840). Future payments for non-cancelable leasing contracts amounted to 2 339 (2 345).

Future payments for non-cancelable operating leasing contracts fall due as follows:

2005	639
2006–2009	1 454
2010 or later	246
Total	2 339

Financial leases are included in note 22.

13 Other financial assets

		2004	2003
Shares and participations in associated companies	Note 14	71	63
Pension and other similar benefits assets	Note 19	114	
Other long-term securities		12	30
Other long-term receivables		321	243
		518	336

14 Shares and participations in associated companies

	Number of shares	Percentage of capital	Adjusted equity
Owned by Parent Company			
AVC Intressenter AB, 556506-8789, Gothenburg, Sweden	6 750 250	50	1
Owned by subsidiaries			
Atlas Copco Changchun Electric Power Tool Ltd., Changchun, China		25	0
Pneumatic Equipment Corp, Paranaque, Philippines		30	0
Qingdao Qianshao Pneumatic Tool Manufacturing Tech Ltd. Qingdao, China		25	10
Shenyang Rui Feng Machinery Ltd. Shenyang, China		25	12
Shenzhen Nectar Engineering & Equipment Co. Ltd., Shenzhen, China		25	0
Toku-Hanbai KK, Fukuoka, Japan		50	48
			71

	2004	2003
Accumulated capital participation		
Opening balance, Jan. 1	63	75
Acquisitions	11	14
Acquisition of minority interest		–22
Dividends	–1	–1
Profit for the year	3	3
Translation differences for the year	–5	–6
Closing balance, Dec. 31	71	63

Transactions with non-consolidated affiliates

The Group sold various products and purchased goods through certain non-consolidated affiliates on terms generally similar to those prevailing with unrelated parties.

The following table summarizes the Group's related party transactions with its non-consolidated affiliates:

	2004	2003
Sales	4	4
Purchases	212	127
Receivables, Dec. 31	7	1
Payables, Dec. 31	58	56

15 Inventories

	2004	2003
Raw materials	185	181
Work in progress	1 067	860
Semi-finished goods	1 849	1 405
Finished goods	3 337	2 939
Advances to suppliers	46	27
	6 484	5 412

Inventories stated at net realizable value totaled 568 (418). Reversals of write-downs, which were recognized in earnings totaled 33 (16).

16 Current receivables

	2004	2003
Trade receivables	9 111	7 810
Other receivables	903	877
Prepaid expenses and accrued income	1 364	1 269
	11 378	9 956

Prepaid expenses and accrued income include items such as rent, insurance premiums, and commissions.

17 Investments, cash and bank

	2004	2003
Government bonds	298	332
Corporate bonds		199
Investments	298	531
Cash and bank	2 628	3 647
Total liquid funds	2 926	4 178

The Parent Company's guaranteed, but unutilized, credit lines equaled 3 302. Subsidiaries had been granted but had not utilized overdraft facilities equaling 69.

18 Shareholders' equity

Atlas Copco's share capital amounted to SEK 1 048 010 920 distributed among 209 602 184 shares, each with a par value of SEK 5 as of year-end 2004 and 2003.

Consolidated Equity

Restricted reserves are those which are not available for the payment of dividends as prescribed by law or other restrictions.

The Atlas Copco Group's retained earnings are defined as follows: Parent Company's retained earnings plus the Group's share in each subsidiary's retained earnings, to the extent that they can be distributed without writing down the shares in the subsidiary. This amount has been reduced by deducting the Group's share in the accumulated losses and other reductions of capital in subsidiaries to the extent that these amounts have not affected share values in the Parent Company's accounts. Of the Group's retained earnings, 22 will be transferred to restricted reserves based on the proposals of the board of directors in each company.

In connection with the granting of employee stock options and share appreciation rights, the Group has entered into an agreement with banks. The agreement hedges the risk of increases in the share price but requires Atlas Copco to reimburse the bank in case the share price is less than the acquisition cost at the end of the option program. A provision recorded in 2002 of 138 to cover possible payments to the banks was reversed in 2003 as the share price as of December 31, 2003 was in excess of the acquisition values. No provision was required as of December 31, 2004 for these agreements.

Group shareholders' equity has been affected by translation differences arising from the application of the current-rate method. The accumulated translation difference in equity since Jan. 1, 1992 amounts to –509 (282). The decrease is primarily due to the weaker USD exchange rate against the Swedish krona during 2004.

Accumulated foreign currency translation differences	2004	2003
Opening balance, Jan. 1	282	1 668
Translation differences for the year	–814	–1 316
Equity hedging	23	–65
Realized on divestment of subsidiaries	0	–5
Total translation difference for the year	–791	–1 386
Closing balance, Dec. 31	–509	282

Appropriation of profit

The Board of Directors and the President propose a dividend of SEK 9.00 totaling SEK 1 886 419 656.

19 Employee benefits

	Funded Pension	Unfunded Pension	Other Unfunded	Dec.31, 2004	Jan.1, 2004
Defined benefit obligations	3 786	2 035	380	6 201	5 907
Fair value of plan assets	–3 234			–3 234	–3 025
Present value of net obligations	552	2 035	380	2 967	2 882
Unrecognized actuarial (gains)losses	–158	–107	–15	–280	
Recognized liability for defined benefit obligations (see below)	394	1 928	365	2 687	2 882
Other long term service liabilities			35	35	24
Total employee benefits	394	1 928	400	2 722	2 906

The amounts have been recorded in the balance sheets as follows:

	Dec. 31, 2003	Effect of restatement	Jan.1, 2004	Dec. 31, 2004
Other financial assets, Note 13		49	49	114
Pensions and similar commitments	1 792	1 067	2 859	2 776
Other liabilities and provisions	123	–27	96	60
Total	1 915	991	2 906	2 722

Post-employment pension benefits

The Group sponsors a number of defined benefit pension plans which pay post-employment benefits based on salaries and years of service. The major plans are located in Belgium, Canada, Germany, Great Britain, Italy, Sweden and the United States.

Other post-employment benefits

In addition to pensions, the Group also has defined benefit obligations for other types of post-employment benefits. The major plan relates to post-retirement health care plans in the North American operations. There are also obligations related to lump sum termination benefits, jubilee and certain early retirement benefits which are payable to eligable employees prior to commencement of the normal retirement pension.

The defined benefit obligations for employee benefits are comprised of plans in the following geographic areas:

	Dec.31, 2004	Jan.1, 2004
Europe	4 813	4 445
North America	1 323	1 395
Rest of world	65	67
Total	6 201	5 907

Plan assets do not include any of the Group's financial instruments or property which is occupied by companies in the Group.

Movements in the net liability for defined benefit obligations recognised in the balance sheet

	Funded Pension	Unfunded Pension	Other Unfunded	Total
Net liability for defined obligations at January 1	539	1 946	397	2 882
Expense recognized in the income statement	91	143	29	263
Contributions received	–212	–141	–32	–385
Acquisitions/divestments	2	1		3
Foreign exchange rate variances	–26	–21	–29	–76
Net liability for defined obligations at December 31	394	1 928	365	2 687

Expense recognized in the income statement

	2004
Current service costs	164
Interest obligation	316
Expected return on plan assets	–197
Employee contributions	–15
Gain on settlement	–5
Total benefit expense	263

The actual return on plan assets totalled 297.

Of the total benefit expense of 263, an amount of 144 has been charged to operating expense and an amount of 119 has been charged to financial expense.

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages)

	Dec.31, 2004	Jan.1, 2004
Discount rate		
Europe	4.77	5.19
North America	5.72	6.01
Rest of world	4.15	4.57
Expected return on plan assets		
Europe	5.72	6.41
North America	6.25	6.37
Rest of world	3.97	4.43
Future salary increases		
Europe	3.21	3.13
North America	3.41	3.36
Rest of world	2.97	2.32
Medical cost trend rate		
North America	10.5	11.5
Future pension increases		
Europe	2.21	2.13
North America	2.41	2.36
Rest of world	1.86	1.32

20 Deferred tax assets and liabilities

The deferred tax assets and liabilities recognized in the balance sheet are attributable to the following:

			2004			2003
Group	Assets	Liabilities	Net balance	Assets	Liabilities	Net balance
Intangible fixed assets	19	290	–271	3	181	–178
Tangible fixed assets	115	2 404	–2 289	111	2 231	–2 120
Financial fixed assets		35	–35	3	5	–2
Inventories	277	53	224	220	60	160
Current receivables	68	14	54	62	12	50
Operating liabilities/provisions	443	23	420	411	42	369
Pensions and similar commitments	567	4	563	177	1	176
Loss/credit carry forwards	605		605	868		868
Other items	76	1 036	–960	48	1 012	–964
Deferred tax assets/liabilities	2 170	3 859	–1 689	1 903	3 544	–1 641
Netting of assets/liabilities	–711	–711		–469	–469	
Net deferred tax balances	1 459	3 148	–1 689	1 434	3 075	–1 641

Note 20, to be continued.

Note 20, continued.

Other items primarily include tax deductions (tax allocation reserve etc.) which are not related to specific balance sheet items.

At December 31, 2004, the Group had tax loss carry-forwards of approximately 1 752, of which 1 418 was recognized in calculating deferred taxes. Tax losses of 335 are available to reduce tax expense in future years but have not been recognized as it is not considered probable that future taxable profit will be available from which the Group can utilize the benefits. Of the tax loss carry-forwards, approximately 29 expire within five years.

The following reconciles the net liability balance of deferred taxes at the beginning of the year to that at the end of the year:

Group	2004	2003
Net balance, Jan. 1	–1 641	–1 550
Effect of change in accounting principle	350	
Acquisition of subsidiaries	–47	–28
Charges to profit of the year	–479	–310
Translation differences	128	247
Net balance, Dec. 31	–1 689	–1 641

Effective January 1, 2004, the Group adopted the Swedish accounting standard RR 29; Employee Benefits. The effect of the adoption of this standard included taxes of 350.

Changes in temporary differences during the year that are recognized in the income statement are attributable to the following:

	2004	2003
Intangible fixed assets	–66	–137
Tangible fixed assets	–365	–17
Financial fixed assets	2	11
Inventories	61	26
Current receivables	4	–11
Operating liabilities/provisions	74	19
Pensions and similar commitments	34	13
Loss/Credit carry forwards	–206	–181
Other items	–17	–33
Total Group	–479	–310

Deferred taxes relating to temporary difference between book value and tax base of shares in subsidiaries and associated companies have not been recognized. For group companies the Parent Company controls the realization of the deferred tax provisions/asset, and realization is not in the foreseeable future.

See note 8 for additional information.

21 Other provisions

	Product warranty	Restructuring	Service contracts	Other	Total provisions
Opening balance, Jan. 1	449	216	135	300	1 100
Effect of change in accounting principle		–18		–37	–55
During the year					
provisions made	263	39	175	212	689
provisions used	–251	–145	–174	–114	–684
provisions reversed	–20	–3	–1	–6	–30
Acquired subsidiaries	3			2	5
Translation differences for the year	–13	–4	–3	–10	–30
Closing balance, Dec. 31	431	85	132	347	995
Non-current	66	26	8	72	172
Current	365	59	124	275	823
	431	85	132	347	995

In connection with the adoption of the Swedish accounting standard RR 29; Employee Benefits, certain amounts for post-retirement benefits were restated and reclassified.

22 Long-term liabilities to credit institutions

Long-term interest-bearing liabilities to credit institutions and others are as follows:

	2004	2003
Parent Company		
Bond loan MUSD 375	2 476	2 722
Bond loan MUSD 392.5	2 592	2 850
Promissory notes MUSD 75	495	544
Promissory notes MSEK	48	53
Available under "MSEK 5 000 Medium Term Note Program"		
Outstanding MSEK	500	2 530
Outstanding MEUR 15 (65)	135	590
Available under "MEUR 500 Medium Term Note Program"		
Outstanding MUSD 10	66	73
Less: current portion	–5	–2 484
The Parent Company's loan liabilities	6 307	6 878
Subsidiaries		
Finance leasing contracts	177	40
Other long-term loans	188	55
Less: current portion	–77	–16
Group loan liabilities	6 595	6 957

The maturity structure of loans are detailed in note 26.

Atlas Copco has currently a long-term debt rating of A-/A3.

Group loan liabilities include liabilities under finance leasing contracts as follows:

	2004	2003
Future minimum lease payments	234	67
Future finance charges	–57	–27
Present value of lease liabilities	177	40

Future payments will fall due as follows:

	Future minimum lease payments	Present value of lease liabilities
2005	24	24
2006–2009	59	54
2010 and later	151	99
	234	177

23 Current liabilities to credit institutions

	2004	2003
Liabilities to credit institutions, etc.	452	542
Current portion of long-term liabilities	82	2 500
Total interest-bearing liabilities	534	3 042

Atlas Copco AB has commercial paper programs for short-term borrowings in the United States, Sweden, and certain European countries. The maximum amounts available under these programs totals MUSD 1 500 and MSEK 4 000 (corresponding to a total of MSEK 13 900). These programs have a K1 rating in Sweden and an A2/P2/F2 rating internationally. During 2003, the Parent Company repaid amounts that were outstanding under the Commercial Paper Programs. Consequently no amounts were outstanding under these programs as of December 31, 2004 or 2003.

The Atlas Copco Group's short-term and long-term loans are distributed among the following currencies. The table also reflects the effect of derivatives at year end.

Currency	Amount (M)	MSEK	2004 %	2003 %
USD	957	6 319	88.6	94.5
EUR	25	222	3.1	2.0
INR	973	147	2.1	0.0
AUD	12	63	0.9	0.5
SEK	49	49	0.7	0.5
GBP	3	37	0.5	0.0
CAD	4	22	0.3	0.5
Others		270	3.8	2.0
		7 129	100.0	100.0

24 Operating liabilities

	2004	2003
Advances from customers	498	377
Accounts payable	4 319	3 407
Notes payable	42	44
Other operating liabilities	1 863	1 808
Accrued expenses and prepaid income	3 288	2 439
Total non-interest-bearing liabilities	10 010	8 075

Accrued expenses and prepaid income include items such as social costs, vacation pay liability, commissions, and accrued interest.

25 Assets pledged and contingent liabilities

	2004	2003
Assets pledged for debts to credit institutions		
Real estate mortgages	13	2
Chattel mortgages	135	8
	148	10
Contingent liabilities		
Notes discounted	58	45
Sureties and other contingent liabilities	2 221	1 852
	2 279	1 897

Sureties and other contingent liabilities include bank and commercial guarantees as well as performance bonds.

26 Financial exposure and principles for control of financial risks

Objectives

In line with its overall targets for growth, operating margin, and return on capital, the objective of Atlas Copco's financial risk policy is to control the financial risks to which the Group is exposed. The policy is designed to enhance stability in Group earnings and contribute to steady growth in shareholders' equity and dividends, while protecting the interests of creditors.

Currency risk

Changes in exchange rates affect Group earnings and equity in various ways:

- Group earnings—when revenues from sales and costs for production and sourcing are denominated in different currencies (transaction risk).
- Group earnings—when earnings of foreign subsidiaries are translated into SEK (translation risk).
- Group shareholders' equity—when the net assets of foreign subsidiaries are translated into SEK (translation risk).

Transaction risk

The Group's annual net cash flows in foreign currency which are equivalent to approximately MSEK 7 200 give rise to transaction risks. The largest surplus currencies, i.e. those in which inflows exceed outflows, and the deficit currencies, are shown in graph 1. Graph 2 gives an indication of effects on Group pretax earnings of one-sided variations in USD and EUR against all

Note 26, to be continued.

Note 26, continued.

other currencies, if no hedging transactions had been undertaken to cover the exposure and before any impact of price adjustments and similar measures.

Effective January 1, 2004 the transaction exposure for the Group as a whole is managed centrally. Atlas Copco's 16 most important foreign currencies versus SEK constitute the currency basket (index) to be used when hedging the Group transaction exposure. All hedging is done in the currency basket units versus SEK.

The volume (counter value in SEK) and mix (relative weights) of the currency basket are followed up on a monthly basis and the aim is to be as close to latest 12-month rolling value as possible.

On December 31, 2003 the volume MSEK 4 500 was set at index 100. A quarter on quarter rate development of the average Atlas Copco currency index is seen in the table below.

	2003 Average rate	2004 Average rate	Change, %
Q1	113.75	103.12	–10.63
Q2	108.13	104.00	–4.13
Q3	109.74	104.51	-5.23
Q4	104.02	97.04	-6.98

The hedging strategy selected is to protect the Group from large downside effects while maintaining upside potential. Thus, options are used. Moreover, a one year horizon with a quarterly approach has been chosen i.e. Group Management decides on the type of cover, one year in advance, in quarterly meetings.

On December 31, 2004 options covering four quarters for 2005 were outstanding. The cover level for 2005 is index 95 for quarters 1 and 2 and index 90 for quarters 3 and 4.

In addition to the above, certain major orders for capital equipment are hedged on an individual basis.

Translation risk

Seen in a long-term perspective, the Group's operating cash flows in different currencies should be matched by loans in those currencies. As the Group predominantly has positive cash flows in USD, the loan portfolio is USD denominated.

The value of the net assets of foreign subsidiaries at year-end 2004 corresponded to approximately MSEK 13 650 and is shown in graph 3, by main currencies.

Graph 4 shows the approximate sensitivity to currency translation effects of Group annual earnings when the earnings of foreign subsidiaries are translated to SEK.

Interest rate risk

Atlas Copco's net interest expense as well as its overall competitive position are affected by changes in market interest rates. The impact of a permanent change in the interest rate level on Group earnings depends on the duration of the fixed interest rate periods of loans and financial investments. The Group's earnings and competitive position are also influenced by the degree to which other cash flows from both assets and liabilities are variable or fixed and can be adjusted for changes in market interest levels.

According to the revised financial risk policy the objective of Atlas Copco's interest risk management is to keep the total interest cost at a level consistent with the company's earnings potential.

Ultimately the interest cost limit for the Group is derived from an EBITDA multiple. Currently this *strategic interest cost tolerance* is set to one sixth of EBITDA.

In order to have a more effective management of Group debt also *tactical interest cost tolerance* is established annually. The tactical interest cost is derived by applying a Value at Risk methodology to the actual debt portfolio. The Value at Risk approach also produces by mathematical probability the most efficient debt structure for the coming year, given historic variations and current yield curve. This structure will serve as the benchmark portfolio for management of the Group's debt.

As of year end 2004, the average interest period of both the benchmark and the actual debt portfolios was around three and a half years. The actual debt portfolio is well within both the tactical and strategic interest cost limits.

Funding risk

Atlas Copco's financial policy states there should always be sufficient funds in cash and committed credit facilities to cover expected requirements for the next 12 months. Furthermore, a

Graph 1
Estimated Annual Transaction Exposure
(in the most important currencies)


Billion SEK
6
4
2
0
-2
-4
-6
USD
CAD
AUD
HKD
EUR
SEK
Transaction exposure

Graph 2
Transaction exposure
—effect of USD and EUR fluctuations before hedging


MSEK
300
200
100
0
-100
-200
-300
-5 -4 -3 -2 -1 0 1 2 3 4 5 %
USD
EUR
% change against all other currencies

substantial portion of the total debt shall always be long-term. The funding risk is controlled by limiting the amount of debt maturing in any single year, as well as by always keeping the average tenor of outstanding debt above a minimum YTFM (years to final maturity). According to policy, the Group's interest-bearing debt should have a minimum average YTFM of 3 years, and a maximum of MUSD 500 of interest-bearing debt is allowed to mature in any single 365 days period (rolling basis). In December 2004, average YTFM was about 5 years and the Group had committed unutilized credit facilities of MSEK 3 371.

Credit rating

Atlas Copco's long-term interest-bearing debt is currently rated by Standard & Poor's (A-) and Moody's (A3). The short-term debt is rated by S&P (A2) and Moody's (P2).

Credit risk

Customers

Atlas Copco is exposed to the risk of non-payment by any of its extensive number of end customers, to whom sales are made on credit. To mitigate this risk, all customer centers apply credit policies limiting the amounts and credit periods outstanding for any single customer at any moment in time. The average outstanding receivables are approximately 2 months, and as a result of the very high geographical and industry diversification in sales, no major concentration of credit risk exists. At year end 2004, the provision for bad debt amounted to 3.6% of gross total customer receivables, which is deemed sufficient based upon experience. For certain customers who demand long term financing from the supplier, a centralized financing operation called Atlas Copco Customer Finance has been created. Its credit portfolio at year end 2004 was MSEK 456, 10% of which was covered by guarantees from export credit agencies.

Other counterparties

Credit risk is also incurred when investing liquidity surpluses. The majority of such investments are handled by the Group Internal Bank (see further below), and are governed by policies stipulating minimum rating, maximum limit and maximum tenor on each counterparty. Cash and investments totaled MSEK 2 926 at December 31, 2004, which comprised primarily short-term deposits with highly rated banks. Certain investments were also made in government bonds and fixed-income instruments issued by highly-rated mortgage institutes.

The use of financial derivatives implies taking risk on the counterparties with which the transactions are made. The resulting credit risk, which is calculated taking into account the nominal value of the transaction, a time add-on and the market value (if positive for Atlas Copco) and which is monitored daily amounted to MSEK 1 440 at year end 2004. ISDA (International Swaps and Derivatives Association) master agreements are in force with all derivative counterparties.

Graph 3
Net assets
in foreign currency

Billion SEK

10
8
6
4
2
0

USD EUR OTHER

Graph 4
Translation effect
on earnings before tax



Change in exchange rate SEK, %
7.5
5.0
2.5
0
-2.5
-5.0
Change in earnings, MSEK
+250 +125 0 -125 -250

Financial instruments

Swedish and international accounting standards (RR 27, IAS 32) require certain disclosure of information about assets and liabilities classified as financial instruments which are included in the following sections. Reference is also made to the preceding text of this note.

The Stockholm Stock Exchange also requires disclosure of the impact from the adoption of IAS 39 which will be introduced as from 2005. This issue is addressed separately (page 19).

Market valuation of financial instruments

Fair values are based on market prices or—in case such prices are not available—derived from an assumed yield curve, after deduction of estimated transaction costs. Amounts are indicative and will not necessarily be realized.

The table on page 62 shows book values and fair values of the Group's financial instruments.

Parent Company debt

Of Atlas Copco AB's debt, 99% is either denominated in USD or swapped into USD. Derivative instruments are also actively used to control interest rate exposure, for example, by extending or reducing the average interest-rate period without replacing the underlying loan or deposit. The extent is shown in the following table.

Notional amounts of derivative instruments related to Atlas Copco AB's debt as at December 31.

	2004	2003
Interest rate swaps	2 321	3 567
Cross currency swaps	635	3 120
Other interest related derivatives	1 651	5 263

Sensitivity of financial instruments to shifts in interest and exchange rates

It is estimated that a parallel upward shift of one percentage point (100 basis points) in all interest rates would have reduced the fair value of Atlas Copco AB's loan portfolio (net of investments and including derivatives) by about 215 as at December 31, 2004. A one percentage point weakening of the SEK against all other currencies would have increased the fair value of the same portfolio by 60.

Note 26, to be continued.

Note 26, continued.

Financial instruments

	Group				Parent Company			
	2004 Carrying value	2004 Fair value	2003 Carrying value	2003 Fair value	2004 Carrying value	2004 Fair value	2003 Carrying value	2003 Fair value
Assets								
Other long-term securities	12	12	30	30	5	5	23	23
Other long term receivables	321	329	243	251	14	14	20	20
Long-term receivables from Group companies					5 216	5 216	6 198	6 198
Other long-term financial assets	333	341	273	281	5 235	5 235	6 241	6 241
Trade receivables	9 111	9 111	7 810	7 810				
Other receivables	903	903	877	877	19	19	20	20
Receivables from Group companies					11 594	11 594	8 745	8 745
Forward contracts	185	202	209	218	177	194	224	233
Interest rate swaps, incl swaptions	48	255	86	636	48	255	86	636
Cross currency interest rate swaps	226	235	483	441	226	235	483	441
FX options	36	109	59	59			59	59
Bank agreement for employee stock options	0	126	0	90	0	126	0	90
Other prepaid expenses and accrued income	869	869	432	432	45	45	64	64
Current receivables	11 378	11 810	9 956	10 563	12 109	12 468	9 681	10 288
Cash, bank and short-term investments	2 926	2 927	4 178	4 178	438	438	2 435	2 435
Total	14 637	15 078	14 407	15 022	17 782	18 141	18 357	18 964
Liabilities								
Long- term liabilities to credit institutions	6 595	7 171	6 957	7 975	6 307	6 883	6 878	7 897
Other long-term liabilities	81	81	191	191	13	13	26	26
Long- term liabilities	6 676	7 252	7 148	8 166	6 320	6 896	6 904	7 923
Current liabilities to credit institutions	452	452	542	542				
Current portion of long-term liabilities	82	82	2 500	2 535	5	5	2 484	2 519
Liabilities to Group Companies					4 891	4 891	2 724	2 724
Current interest-bearing liabilities	534	534	3 042	3 077	4 896	4 896	5 208	5 243
Forward contracts	17	12	19	19	33	33	72	72
Interest rate swaps, incl. Swaptions	0	29	3	2	0	29	3	2
Cross currency interest rate swaps	3	3		1	3	3		1
FX options			6	6			58	58
Other accrued expenses and prepaid income	3 268	3 268	2 411	2 411	186	186	230	230
Other operating liabilities	6 722	6 722	5 636	5 636	41	41	32	32
Current operating liabilities	10 010	10 034	8 075	8 075	263	292	395	395
Total	17 220	17 820	18 265	19 318	11 479	12 084	12 507	13 561

The difference between fair value and carrying value on long-term loans is explained by the decline in market interest rates and tightening of Atlas Copco AB's corporate spread since the date of issuance.

As of December 31, 2004 the Group's interest bearing borrowings had the maturity structure as shown in the following table.

Maturity structure of interest-bearing liabilities (excluding derivatives)

	Atlas Copco Group			Parent Company		
Maturity	Fixed	Float	Total	Fixed	Float	Total
2005	5	77	82	5		5
2006	505	291	796	505	201	706
2007	5	555	560	5	495	500
2008	2 508	25	2 533	2 508		2 508
2009	1 651	21	1 672	1 651		1 651
Later years	942	92	1 034	942		942
Total	5 616	1 061	6 677	5 616	696	6 312

Atlas Copco Internal Bank

In the area of financing and financial risk management centralized management for an international Group like Atlas Copco provides clear and obvious advantages. The Atlas Copco Internal Bank, part of Atlas Copco AB, was developed to ensure that these benefits remain in the Group, while recognizing the decentralized operating structure of the Group.

The Internal Bank's mission is to serve the companies within the Group with working capital financing, and hedging of currency and interest rate exposure.

The Internal Bank also manages the inter-company netting system, payments and cash pooling within the Group. It is furthermore the only entity that can take active risk positions in the currency, money, and bond markets. This trading activity is governed by a risk mandate from the Board of Directors and the Internal Bank has provided a steady contribution to the Group's result since its creation.

Exchange rates

			Year end rate		Average rate	
	Value	Currency Code	2004	2003	2004	2003
Australia	1	AUD	5.12	5.42	5.39	5.24
Canada	1	CAD	5.46	5.54	5.64	5.74
European Monetary Union	1	EUR	8.99	9.08	9.12	9.13
Great Britain	1	GBP	12.68	12.88	13.38	13.24
Hong Kong	100	HKD	84.90	93.50	94.10	103.80
United States	1	USD	6.60	7.26	7.33	8.08

Parent Company

Income Statement

Amounts in MSEK	Note	2004	2003
Administrative expenses		–189	–206
Other income from operations	3	66	85
Other expenses from operations	3	–7	–16
Operating loss		–130	–137
Financial income	4	3 165	3 456
Financial expenses	4	–387	–865
Profit after financial items		2 648	2 454
Appropriations	5	–268	–136
Profit before taxes		2 380	2 318
Taxes	6	–367	–269
Profit for the year		2 013	2 049

Cash Flow Statement

Amounts in MSEK	2004	2003
Operations		
Operating loss	–130	–137
Depreciation	3	3
Capital gain/loss and other non-cash items	5	–38
Operating cash surplus	–122	–172
Net financial income/expense	2 778	2 555
Taxes paid	–233	–276
Cash flow before change in working capital	2 423	2 107
Change in		
Operating receivables	486	–357
Operating liabilities	–144	23
Change in working capital	342	–334
Cash flow from operations	2 765	1 773
Investments		
Investments in tangible fixed assets	–2	–2
Acquisitions of subsidiaries	–402	–182
Divestment of subsidiaries	16	98
Other investments, net	10	7
Cash flow from investments	–378	–79
Financing		
Dividends paid	–1 572	–1 205
Unclaimed shares from bonus issue 1989	2	-
Change in interest-bearing liabilities	–2 814	1 909
Cash flow from financing	–4 384	704
Cash flow after financing	–1 997	2 398
Liquid funds		
Liquid funds at beginning of year	2 435	37
Cash flow after financing	–1 997	2 398
Liquid funds at year end	438	2 435

Balance Sheet

Amounts in MSEK	Note	Dec. 31, 2004		Dec. 31, 2003	
Assets					
Fixed assets					
Tangible assets	7	9		10	
Financial assets					
Deferred tax assets	8	12		7	
Shares in Group companies	9	7 576		7 190	
Other financial assets	10	6 552	14 149	7 553	14 760
Current assets					
Income tax receivables		-		25	
Current receivables	11	12 109		9 681	
Investments	12	-		199	
Cash and bank	12	438	12 547	2 236	12 141
Total assets			26 696		26 901
Shareholders' equity and liabilities					
Shareholders' equity	13				
Restricted equity					
Share capital		1 048		1 048	
Share premium reserve		3 996		3 994	
Legal reserve		1 737		1 737	
Non-restricted equity	13				
Retained earnings		4 211		3 734	
Profit for the year		2 013	13 005	2 049	12 562
Untaxed reserves	14		2 056		1 788
Provisions					
Pensions and similar commitments	15	32		38	
Other provisions	16	10	42	6	44
Long-term liabilities					
Interest-bearing liabilities	17	6 307		6 878	
Non-interest-bearing liabilities		13	6 320	26	6 904
Current liabilities					
Interest-bearing liabilities	17	4 896		5 208	
Operating liabilities	18	377	5 273	395	5 603
Total shareholder's equity and liabilities			26 696		26 901
Assets pledged			-		-
Contingent liabilities	19		349		226

Statement of Changes in Shareholders' Equity

MSEK unless otherwise stated	Number of shares	Share capital	Share premium reserve	Legal reserve	Retained earnings	Total
Opening balance, Jan. 1, 2003	209 602 184	1 048	3 994	1 737	4 801	11 580
Dividend to shareholders					–1 205	–1 205
Reversal of provision for valuation of employee stock option program					138	138
Profit for the year					2 049	2 049
Closing balance, Dec. 31, 2003	209 602 184	1 048	3 994	1 737	5 783	12 562
Dividend to shareholders					–1 572	–1 572
Unclaimed shares from bonus issue 1989			2			2
Profit for the year					2 013	2 013
Closing balance, Dec. 31, 2004	209 602 184	1 048	3 996	1 737	6 224	13 005

Notes to Parent Company Financial Statements

MSEK unless otherwise stated.

1 Accounting principles

Atlas Copco AB is the ultimate parent company of the Atlas Copco Group and is headquartered in Stockholm, Sweden. Atlas Copco AB includes holding company functions as well as the Group internal bank. The financial statements of Atlas Copco AB have been prepared in accordance with the Swedish Annual Accounts Act and standards, hereafter referred to as "RR", issued by the Swedish Financial Accounting Standards Council as well as interpretations issued by the Swedish Accounting Emerging Issues Task Force. The financial statements are presented in Swedish kronor (SEK), rounded to the nearest million. They are prepared using the same accounting principles as the consolidated financial statement as per note 1, except for those items disclosed in the following accounting principles.

Income taxes

In accordance with the Swedish Accounting Standard RR 9, deferred taxes have been recorded on temporary differences between the values of assets and liabilities reported on the balance sheet and their tax base. Changes in the deferred taxes are reported as either a tax expense or income. Also in accordance with this standard, allocations to untaxed reserves continue to be reported on a gross basis in the parent company accounts. In the consolidation, these reserves are allocated to deferred taxes and restricted equity with changes in the reserves being recorded as deferred taxes in current earnings.

Group and shareholders contributions

Group contributions are accounted for according to their economic substance. Group contributions that are the equivalent of dividends are accounted for similarly and contributions received as well as the related tax effect are included in earnings. Shareholder's contributions are capitalized as an investment in shares and participations except in those cases where the investment is impaired and the investment is written down to its fair value.

Pensions

Employees with Atlas Copco AB are entitled to benefit from certain defined benefit- and defined contribution pension plans. These pension plans are accounted for according to local Swedish regulation, Tryggandelagen. Defined benefit plans are financed mainly through payments to the Atlas Copco Group pension foundation. The pension obligations for defined benefit plans have been measured in accordance with actuarial assumptions and methods prescribed by the Swedish Pensionsgaranti, Swedish Pension Registration Institute and the Swedish Financial Supervisory Authority.

2 Employees and personnel expenses

For information regarding number of employees and personnel expenses, see note 4 for the Atlas Copco Group on page 49.

3 Other income and expenses from operations

	2004	2003
Commission received	49	66
Other	17	19
Total other operating income	66	85
Total other operating expenses	–7	–16

4 Financial income and expenses

	2004	2003
Profit from shares in Group companies		
Dividends received	1 133	1 336
Group contribution	1 049	1 097
Capital gain on divestment of shares	-	24
	2 182	2 457
Profit from financial fixed assets		
Interest income from:		
Group companies	400	494
Impairment loss of investments	–7	-
	393	494
Other interest income		
Interest income from:		
Group companies	142	198
Others	441	307
	583	505
Interest and similar expenses from:		
Group companies	–72	–80
Others	–308	–579
Foreign exchange differences	-	–206
	–380	–865
Financial income and expenses	2 778	2 591
Amounts are classified in the income statements as:		
Financial income	3 165	3 456
Financial expenses	–387	–865

The interest portion of provision for pensions is not classified as operating expense but is shown as interest expense. The amount is based on the average of the opening and closing pension provisions. The interest portion for 2004 amounted to 2 (2).

5 Appropriations

	2004	2003
Appropriation to tax allocation reserve, net	–268	–177
Dissolution of foreign exchange reserve	-	41
	–268	–136

Tax legislation in Sweden allows companies to retain untaxed earnings through tax-deductible allocations to untaxed reserve. The untaxed reserves created in this manner cannot be distributed as dividends.

If the parent company reported deferred tax on appropriations as reported in the consolidated accounts, deferred tax expense would have amounted to –75 (–38).

6 Taxes

	2004	2003
Current taxes	–372	–269
Deferred taxes	5	0
	–367	–269

The Swedish corporate tax rate, %	28.0	28.0
Profit before taxes	2 380	2 318
National tax based on profit before taxes (28%)	–667	–649
Tax effects of:		
Non-deductible expenses	–3	–1
Tax exempt income	318	381
CFC taxation	–15	–1
Adjustments from prior years	0	1
	–367	–269

Effective tax in %	15.4	11.6

The Parent Company's effective tax rate of 15.4% (11.6) is primarily affected by non taxable dividends from subsidiaries. Recent tax regulation in Sweden related to CFC taxation (Controlled Foreign Company) has increased the Parent company's effective tax rate.

7 Tangible assets

	2004			2003		
	Land improvements	Equipment, etc.	Total	Buildings, land and land improvements	Equipment, etc.	Total
Accumulated cost						
Opening balance, Jan. 1	4	22	26	7	20	27
Investments	-	2	2	-	2	2
Disposals	-	–2	–2	–3	-	–3
Closing balance, Dec. 31	4	22	26	4	22	26
Accumulated depreciation						
Opening balance, Jan. 1	1	15	16	1	12	13
Depreciation for the year	0	3	3	0	3	3
Disposals	-	–2	–2	-	-	-
Closing balance, Dec. 31	1	16	17	1	15	16
Net book value						
Closing balance, Dec. 31	3	6	9	3	7	10
Opening balance, Jan. 1	3	7	10	6	8	14

Depreciation for the year on tangible assets are accounted for under administrative expenses in the Income Statement.

The leasing costs for assets under operating leases, such as rented premises, and major computer and office equipment are reported among operating expenses and amounted to 6. Future payments for non-cancelable leasing contracts amounted to 16. Future payments for non-cancelable operating leasing contracts fall due as follows:

2005	5
2006-2009	11
2010 or later	-
Total	16

The Parent Company has no financial leases.

8 Deferred tax assets

	2004	2003
Pensions	8	7
Accrued expenses	4	-
	12	7

The change in deferred tax assets of 5 (0) has been accounted for in the income statement, see note 6.

9 Shares in Group companies

	2004	2003
Accumulated cost		
Opening balance, Jan. 1	7 951	4 744
Investments	402	3 288
Capital redemption	–8	–81
Closing balance, Dec. 31	8 345	7 951
Accumulated write-ups		
Opening balance, Jan. 1	620	620
Capital redemption	–8	-
Closing balance, Dec. 31	612	620
Accumulated write-downs		
Opening balance, Jan. 1	–1 381	–1 381
Closing balance, Dec. 31	–1 381	–1 381
Book value, Dec. 31	7 576	7 190

For further information about Group companies, see note 20.

10 Other financial assets

	2004	2003
Receivables from Group companies	6 521	7 500
Shares and participations in associated companies	-	-
Other long-term securities	5	23
Other long-term receivables	26	30
	6 552	7 553

Shares and participations *in associated companies*	2004	2003
Accumulated cost	72	72
Accumulated write-downs	–72	–72
Book value, Dec. 31	0	0

Shares and participations in associated companies	Number of shares	Percentage of capital	Book value, Dec. 31
AVC intressenter AB, 556506-8789, Göteborg	6 750 250	50	0

11 Current receivables

	2004	2003
Receivables with Group companies	11 594	8 745
Other receivables	19	20
Prepaid expenses and accrued income	496	916
	12 109	9 681

12 Investments, cash and bank

	2004	2003
Short-term investments		
Corporate bonds	-	199
Cash and bank	438	2 236
Total liquid funds	438	2 435

The Parent Companys' quaranteed, but unutilized, credit lines equaled 3 302 (3 630).

13 Shareholders' equity

The parent company, Atlas Copco AB's, share capital amounted to SEK 1 048 010 920 distributed among 209 602 184 shares, each with a par value of SEK 5 as of year end 2004 and 2003.

Share premium reserve represents the excess of the proceeds received on issuance of shares over par value. Legal reserves are those required under Swedish law, which are not available for dividends. Share premium and legal reserve are classified as restricted reserves in the consolidated accounts.

Appropriation of profit

The Board of Directors and the president propose a dividend of SEK 9.00 (7.50) totalling SEK 1 886 419 656.

For further information, see appropriation of profit on page 70.

14 Untaxed reserves

	2004	2003
Additional tax depreciation equipment	1	1
Tax allocation reserve	2 055	1 787
	2 056	1 788

Provisions have been made to the tax allocation reserve as shown below:

	2004	2003
1998	-	175
1999	154	154
2000	325	325
2001	393	393
2002	419	419
2003	321	321
2004	443	-
	2 055	1 787

15 Pensions and similar commitments

	2004			2003		
	FPG/PRI-pensions	Other pensions	Total	FPG/PRI-pensions	Other pensions	Total
Opening balance, Jan. 1	8	30	38	6	32	38
Provision made		3	3	2		2
Provision used		–1	–1		–2	–2
Provision paid out to Atlas Copco pension foundation	–8		–8			
Closing balance, Dec. 31	-	32	32	8	30	38

Pension expenses for the year, which are included within administrative expenses, amount to +4 (30). The expenses for 2004 have been reduced with compensation from the Atlas Copco pension foundation of 36 (-). Excluding the compensation from the pension foundation the pension expenses amount to 32 (30), of which the board of directors and the president 5 (4) and others 27 (26).

16 Other provisions

	2004	2003
Opening balance, Jan. 1	6	138
Provision made	4	6
Provision reversed		138
Closing balance, Dec. 31	10	6

Costs of 138 associated with agreements with banks for employee option programs were included in the other provisions made during 2002. This provision was reversed during 2003.

In the closing balance 2004 other provisions only include provisions for social costs connected to the employee option programs.

17 Interest bearing liabilities

Long-term interest-bearing liabilities[1]	2004	2003
Bond loan MUSD 375	2 476	2 722
Bond loan MUSD 392,5	2 592	2 850
Promissory notes MUSD 75	495	544
Promissory notes MSEK	48	53
Available under:		
"MSEK 5 000 Medium Term Note Program"		
Outstanding MSEK 500	500	2 530
Outstanding MEUR 15 (65)	135	590
Available under:		
"MEUR 500 Medium Term Note Program"		
Outstanding MUSD 10	66	73
Less: current portion	–5	–2 484
	6 307	6 878

Short-term interest-bearing liabilities	2004	2003
Current portion of long-term liabilities	5	2 484
Liabilities to Group companies	4 891	2 724
	4 896	5 208

1) For further information regarding liabilities and financial exposure, see note 22, 23, and 26 in the notes to the consolidated financial statements.

18 Operating liabilities

	2004	2003
Accounts payable	13	6
Income tax liability	114	-
Other operating liabilities	28	26
Accrued expenses and prepaid income	222	363
Total non interest-bearing liabilities	377	395

Accrued expenses and prepaid income include items such as social costs, vacation pay liability, commissions, and accrued interest.

19 Contingent liabilities

	2004	2003
Sureties and other contingent liabilities	349	226
	349	226

Sureties and other contingent liabilities include bank and commercial guarantees as well as performance bonds. Of the contingent liabilities reported in the Parent Company, 328 (221) relates to contingent liabilities on behalf of subsidiaries.

20 Shares and Participations in Group companies

December 31, 2004

	Number of shares	Per-cent held[1]	Book value
Directly owned product companies			
Atlas Copco Rock Drills AB, 556077-9018, Örebro	1 000 000	100	200
Atlas Copco Craelius AB, 556041-2149, Märsta	200 000	100	20
Atlas Copco Secoroc AB, 556001-9019, Fagersta	2 325 000	100	112
Atlas Copco Construction Tools AB, 556069-7228, Nacka	60 000	100	100
Atlas Copco Tools AB, 556044-9893, Nacka	100 000	100	20
Atlas Copco MAI GmbH, Feistritz an der Drau	1	100	120
Directly owned sales companies			
Atlas Copco Equipment Egypt S.A.E., Cairo	5	0/80	0
Atlas Copco Drilling Solutions AG, Studen/Biel	6 000	100	37
Atlas Copco CMT Sweden AB, 556100-1453, Nacka	103 000	100	10
Atlas Copco Iran AB, 556155-2760, Nacka	3 500	100	0
Atlas Copco Compressor AB, 556155-2794, Nacka	60 000	100	10
Atlas Copco Ges.m.b.H., Vienna	1	100	7
Atlas Copco Services Middle East OMC, Bahrain	500	100	1
Atlas Copco Brasil Ltda., Sao Paulo	22 909 085	100	65
Chicago Pneumatic Emprendimentos e Participacoes Ltda, Sao Paulo		100	
Chicago Pneumatic Brasil Ltda., Sao Paulo		100	
Econus S A, Montevideo		100	
Atlas Copco Argentina S.A.C.I., Buenos Aires	157	0/100	0
Atlas Copco Chilena S.A.C., Santiago de Chile	24 998	100	6
Atlas Copco (Cyprus) Ltd., Nicosia	99 998	100	0
Atlas Copco Kompressorteknik A/S, Copenhagen	4 000	100	2
Atlas Copco (India) Ltd., Mumbai	7 395 556	66/84	184
Atlas Copco (Ireland) Ltd., Dublin	250 000	100	37
Atlas Copco KK, Tokyo	375 001	100	23
Atlas Copco Kenya Ltd., Nairobi	14 999	100	5
Atlas Copco (Malaysia), Sdn. Bhd., Kuala Lumpur	700 000	70	2
Atlas Copco Maroc SA., Casablanca	3 852	96	1
Atlas Copco (Philippines) Inc., Paranaque	121 995	100	3
Soc. Atlas Copco de Portugal Lda., Lisbon	1	100	22
Atlas Copco (South-East Asia) Pte. Ltd., Singapore	2 500 000	100	8
Atlas Copco (Schweiz) AG, Studen/Biel	7 997	100	12
Atlas Copco Venezuela S.A., Caracas	38 000	100	14
Directly owned holding companies and subsidiaries			
Electric Power Tools Europe Holding B.V., Zwijndrecht, with 21 subsidiaries[2]	10 000	100	1
Oy Atlas Copco Ab, Vantaa	150	100	30
Oy Atlas Copco Rotex Ab, Tampere		100	
Oy Atlas Copco Kompressorit Ab, Vantaa		100	
Oy Atlas Copco Louhintatekniikka Ab, Vantaa		100	
Oy Atlas Copco Tools Ab, Vantaa		100	
Atlas Copco France Holding S.A., St. Ouen l'Aumône	221 111	100	118
Atlas Copco Drilling Solutions S.A.S, St. Ouen l'Aumône		100	
Compresseurs Mauguière S.A.S., Meru		100	
Atlas Copco Compresseurs S.A.S., St. Ouen l'Aumône		100	
Atlas Copco Applications Industrielles S.A.S., St. Ouen l'Aumône		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco France Holding S.A., continued			
Atlas Copco Forage et Démolition S.A.S., St. Ouen l'Aumône		100	
ETS Georges Renault S.A.S., Nantes		100	
Compresseurs Worthington Creyssensac S.A.S., Meru		100	
Atlas Copco Crépelle S.A.S., Lille		100	
Atlas Copco Holding GmbH, Essen	1	99/100	579
Atlas Copco Energas GmbH, Cologne		100	
Atlas Copco MCT GmbH, Essen		100	
Atlas Copco Tools Central Europe GmbH, Essen		100	
Atlas Copco Kompressoren und Drucklufttechnik GmbH, Essen		100	
Desoutter GmbH, Maintal		100	
IRMER+ELZE Kompressoren GmbH, Bad Oeynhausen		100	
Atlas Copco Elektrowerkzeuge GmbH, Essen[2]		100	
Atlas Copco Electric Tools GmbH, Winnenden[2]		100	
Chicago Pneumatic Tool Verwaltungs GmbH, Maintal		100	
Atlas Copco Application Center Europe GmbH, Essen		100	
Atlas Copco Construction Tools GmbH, Essen		100	
DreBo Werkzeugfabrik GmbH, Altshausen[2]		100	
Atlas Copco UK Holdings Ltd., Hemel Hempstead	28 623 665	100	294
Kolfor Plant Ltd, Dundee		100	
Atlas Copco Compressors Ltd., Hemel Hempstead		100	
Atlas Copco Construction & Mining Ltd., Hemel Hempstead		100	
Atlas Copco Tools Ltd., Hemel Hempstead		100	
Worthington Creyssensac Air Compressors Ltd., Hemel Hempstead		100	
Atlas Copco International Holdings Ltd., Hemel Hempstead		100	
Desoutter Brothers (Holdings) PLC, Hemel Hempstead		100	
Desoutter Ltd., Hemel Hempstead		100	
Desoutter Sales Ltd., Hemel Hempstead		100	
Atlas Copco Masons Holding Ltd, Stroud		100	
Atlas Copco Masons Ltd, Stroud		100	
Atlas Copco Beheer b.v., Zwijndrecht	15 712	100	604
Atlas Copco Airpower n.v., Wilrijk		100	
Atlas Copco Coordination Center n.v., Wilrijk		100	
Atlas Copco Compressor International n.v., Wilrijk		100	
Atlas Copco Rental Europe n.v., Rumst		100	
Atlas Copco S.A.E., Madrid		100	
Guimerá S.A., Barcelona		100	
Worthington Internacional Compresores S.A., Madrid		100	
Desoutter S.A., Madrid		100	
Puska Pneumatic S.A., Vizcaya		100	
Atlas Copco Internationaal b.v., Zwijndrecht		100	
Atlas Copco A.D., Novi Belgrad		100	
Atlas Copco South Pacific Holdings Pty Ltd., Blacktown		100	
Atlas Copco Australia Pty Ltd., Blacktown		100	
Atlas Copco (NZ) Ltd., Mt Wellington		100	
Atlas Copco Belgium n.v., Overijse		100	
Atlas Copco Makinalari Imalat A.S., Istanbul		98	
Atlas Copco Ecuatoriana SA, Quito		100	
Abird Holding B.V., Rotterdam		100	

	Number of shares	Percent held[1]	Book value
Atlas Copco Internationaal b.v., continued			
Technische Handelmaatschappij ABIRD B.V., Rotterdam		100	
Grass-Air Holding B.V., Oss		100	
Grass-Air Compressoren B.V., Oss		100	
Power Tools Distribution n.v., Hoeselt	1	0/100	0
Atlas Copco Tools Europe n.v., Overijse		100	
Atlas Copco ASAP n.v., Wilrijk		100	
Tool Technics n.v., Limburg		100	
Atlas Copco Colombia Ltda., Bogota		100	
Atlas Copco Hellas AE, Rentis		100	
Atlas Copco Mfg. Korea Co. Ltd, Seoul		100	
Atlas Copco (China) Investment Co. Ltd., Shanghai		100	
Atlas Copco (Zhangjiakou) Construction & Mining Equipment Ltd., Zhangjiakou		100	
CP Qianshao (Qingdao) Power Tools Ltd., Qingdao		80	
Atlas Copco (Shenyang) Construction and Mining Equipment Ltd., Shenyang		100	
Liuzhou Tech Machinery Co. Ltd., Liuzhou		100	
Nanjing Atlas Copco Construction Machinery Ltd, Nanjing		92	
Wuxi-Atlas Copco Compressor Co. Ltd., Wuxi		100	
Wuxi-Hobic Diamond Bit Co. Ltd., Wuxi		60	
Atlas Copco (Shanghai) Trading Co. Ltd., Shanghai		100	
Atlas Copco (China/Hong Kong) Ltd., Kowloon		100	
PT Atlas Copco Indonesia, Jakarta		100	
Atlas Copco Italia S.p.A., Milan		100	
Ceccato Aria Compressa S.p.A., Vicenza		100	
Worthington Aria Compressa S.p.A., Milan		100	
Desoutter Italiana S.r.l., Milan		100	
Inversora Capricornio S.A. de C.V., Tlalnepantla		100	
Atlas Copco Mexicana S.A. de C.V., Tlalnepantla		100	
Prime Equipment S.A. de CV, Monterrey		100	
Atlas Copco Nederland b.v., Zwijndrecht		100	
Atlas Copco Canada Inc., Lasalle		100	
Atlas Copco Peruana SA, Lima		100	
Atlas Copco Boliviana SA, La Paz		100	
ZAO Atlas Copco, Moscow		100	
Atlas Copco Holdings South Africa (Pty) Ltd., Witfield		100	
Atlas Copco Secoroc (Pty) Ltd., Springs		100	
Alliance Tools SA (Pty) Ltd., Boksburg		100	
Atlas Copco (Botswana) (Pty) Ltd., Gaborone		100	
Atlas Copco Namibia (Pty) Ltd., Windhoek		100	
Atlas Copco Taiwan Ltd., Taipei		100	
Atlas Copco (Thailand) Ltd., Bangkok		100	
Atlas Copco Vietnam Ltd., Hanoi		100	
Sickla Holding (Thailand) Ltd., Bangkok		49	
Atlas Copco Service (Thailand) Ltd., Bangkok		74	
Atlas Copco Ghana Ltd., Accra		100	
Atlas Copco (Zambia) Ltd., Chingola		100	
Atlas Copco Zimbabwe (Private) Ltd., Harare		100	
Atlas Copco s.r.o, Prague		100	
AEG Electric Tools s.r.o., Prague[2]		100	
Milwaukee Electric Tools s.r.o., Prague[2]		100	
Atlas Copco Polska Sp. z o.o., Warsaw		100	
Atlas Copco Kompresszor Kft., Budapest		100	

	Number of shares	Percent held[1]	Book value
Atlas Copco A/S, Langhus	2 498	100	15
Atlas Copco Kompressorteknikk A/S, Langhus		100	
Atlas Copco Anlegg- og Gruveteknikk A/S, Langhus		100	
Berema A/S, Langhus		100	
Atlas Copco Tools A/S, Langhus		100	
Atlas Copco Nacka Holding AB, 556397-7452, Nacka	100 000	100	2 692
Atlas Copco Sickla Holding AB 556309-5255, Nacka	1 000	100	433
Atlas Copco North America Inc., Pine Brook, NJ	35 506	40/100	1 389
Atlas Copco ASAP North America LLC, Pine Brook, NJ		100	
Atlas Copco BHMT Inc, Grand Prairie, TX		100	
Atlas Copco Customer Credit USA Inc, Pine Brook, NJ		100	
Atlas Copco Drilling Solutions Inc, Garland, TX		100	
Atlas Copco Retep AB, 556113-5541, Nacka		100	
Atlas Copco North America Finance LLC, Pine Brook, NJ		100	
Atlas Copco Raise Boring Inc., Dover, DE		100	
Atlas Copco Construction Tools Inc., Norwalk, CT		100	
Atlas Copco Compressors Inc., Holyoke, MA		100	
Roto-Property Inc., Wilmington, DE		100	
Atlas Copco Tools & Assembly Systems Inc., Farmington Hills, MI		100	
Atlas Copco Assembly Systems Inc., Sterling Heights, MI		100	
Atlas Copco Construction Mining Technique USA Inc., Commerce City, CO		100	
Atlas Copco Wagner Inc., Pine Brook, NJ		100	
D.L.C. America Inc., Coal Center, PA[2]		100	
Chicago Pneumatic Tool Company, Rock Hill, SC		100	
Chicago Pneumatic International Inc. Rock Hill, SC		100	
Chicago Pneumatic Tool Co NV/SA, Brussels		100	
Chicago Pneumatic Tool Company Canada Ltd., Toronto		100	
Esstar Inc., Pine Brook, NJ[2]		100	
Esstar Industries Inc., New Haven, CT[2]		100	
Milwaukee Electric Tool Corporation, Brookfield, WI[2]		100	
Rental Service Corporation, Scottsdale, AZ		100	
Prime Equipment Company, Houston, TX		100	
Rental Service Corporation Canada Ltd., Calgary		100	
Other directly owned subsidiaries			
Atlas Copco Lugnet Treasury AB, 556277-9537, Nacka	700 500	100	356
Atlas Copco Finance AB, 556109-9150, Nacka		100	
Atlas Copco Customer Leasing AB, 556397-7429, Nacka		100	
Industria Försäkrings AB, 516401-7930, Nacka	50 000	100	5
Atlas Copco Reinsurance SA, Luxembourg	4 999	100	8
Atlas Copco PAIR Ltd., London	3	100	0
13 dormant companies		100	31
TOTAL BOOK VALUE			**7 576**

1) Percentage of number of shares equal to percentage of votes. In cases where two figures representing percentage of ownership are presented, the first number refers to percent held by Atlas Copco AB, whereas the second number represents total percent held by the Group.

2) Divested as of January 3, 2005.

Appropriation of Profit

Proposed distribution of profit

As shown in the balance sheet of Atlas Copco AB, the following funds are available for appropriation by the Annual General Meeting:

Unappropriated earnings from preceding year	SEK	4 210 307 839
Profit for the year	SEK	2 013 104 073
	SEK	6 223 411 912

The Board of Directors and the President propose that these earnings be appropriated as follow:

To the shareholders, a dividend of SEK 9.00 per share	SEK	1 886 419 656
To be retained in the business	SEK	4 336 992 256
	SEK	6 223 411 912

Nacka, February 2, 2005

Sune Carlsson
Chairman

Jacob Wallenberg Kurt Hellström Ulla Litzén Thomas Leysen

Grace Reksten Skaugen Anders Ullberg Staffan Bohman Gunnar Brock
President and CEO

Bengt Lindgren Håkan Hagerius

The consolidated and parent company financial statements are subject to the approval of the Annual General Meeting of Shareholders to be held on April 27, 2005.

Audit Report

To the general meeting of the shareholders of Atlas Copco AB (publ), Corporate identity number 556014-2720

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Atlas Copco AB (publ) for the year 2004. These accounts and the administration of the company and the application of the Annual Accounts Act when preparing the annual accounts and the consolidated accounts are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Nacka, February 21, 2005

KPMG Bohlins AB

Stefan Holmström
Authorized Public Accountant

Five Years in Summary

Atlas Copco Group

MSEK unless otherwise noted	2000	2001	2002	2002*	2003	2004
Operating profit/loss	6 392	6 130	–1 689	5 261	5 310	6 700
Operating profit margin, %	13.7	12.0	–3.6	11.1	11.9	13.8
Profit/loss after financial items	4 689	4 700	–2 469	4 481	4 913	6 380
Profit margin, %	10.1	9.2	–5.2	9.4	11.0	13.1
Profit/loss for the year	2 924	3 067	–3 889	2 909	3 274	4 254
Return on capital employed, %	14.5	12.6	–3.2	12.3	16.8	21.4
Return on equity, %	13.2	11.7	–16.2	10.9	16.0	19.8
Earnings/loss per share, SEK	13.95	14.63	–18.55	13.88	15.62	20.30
Dividend per share, SEK	5.25	5.50	5.75	5.75	7.50	9.00**
Orders received	46 628	50 916	47 946	47 946	45 149	50 160
Revenues	46 527	51 139	47 562	47 562	44 619	48 654
Change, %	28	10	–7	–7	–6	9
Sales outside Sweden, %	98	98	98	98	98	98
Net interest expense	–1 660	–1 402	–722	–722	–386	–225
—% of revenues	*–3.6*	*–2.7*	*–1.5*	*–1.5*	*–0.9*	*–0.5*
Interest coverage ratio	3.6	3.9	–1.3	5.1	7.5	8.9
Total assets	61 688	64 357	48 668	54 684	45 862	47 222
Capital turnover ratio	0.80	0.78	0.83	0.80	0.95	1.01
Capital employed	47 708	49 210	35 404	41 420	32 859	32 237
Capital employed turnover ratio	1.04	1.02	1.12	1.12	1.33	1.45
Debt/equity ratio, %	92.0	72.3	67.3	51.9	36.1	31.3
Equity/assets ratio, %	39.2	43.2	41.8	48.2	45.9	47.3
Equity per share, SEK	115	133	97	126	101	107
Cash flow from operations before financing	1 276	5 744	5 599	5 599	5 609	4 503
Gross investments in property and machinery	923	951	965	965	724	841
—% of revenues	*2.0*	*1.9*	*2.0*	*2.0*	*1.6*	*1.7*
Gross investments in rental equipment	5 679	2 751	2 144	2 144	2 681	3 991
Net investments in rental equipment	3 956	606	742	742	1 175	2 050
—% of revenues	*8.5*	*1.2*	*1.6*	*1.6*	*2.6*	*4.2*
Average number of employees	26 392	26 201	25 787	25 787	25 707	26 828
Revenues per employee, kSEK	1 763	1 952	1 844	1 844	1 736	1 814

For definitions see page 81.

Key financial data in USD and EUR is published on atlascopco.com.

*) Excluding impact of goodwill impairment charge.

**) Proposed ordinary dividend. An extra distribution of SEK 20.00 per share through mandatory redemption is also proposed by the Board of Directors.

Quarterly Data

Revenues by business area

				2003				2004
MSEK	1	2	3	4	1	2	3	4
Compressor Technique	3 721	3 972	4 122	4 230	4 116	4 549	4 525	4 597
Rental Service	2 495	2 607	2 793	2 519	2 344	2 669	2 836	2 553
Industrial Technique	2 422	2 631	2 690	2 783	2 446	2 650	2 683	2 729
Construction and Mining Technique	1 811	2 003	2 075	2 005	2 024	2 359	2 827	3 244
Eliminations	–49	–65	–82	–64	–72	–148	–111	–166
Atlas Copco Group	10 400	11 148	11 598	11 473	10 858	12 079	12 760	12 957

Earnings by business area

				2003				2004
MSEK	1	2	3	4	1	2	3	4
Compressor Technique	681	735	766	780	739	800	874	883
—% of revenues	*18.3*	*18.5*	*18.6*	*18.4*	*18.0*	*17.6*	*19.3*	*19.2*
Rental Service	104	212	286	235	174	360	545	440
—% of revenues	*4.2*	*8.1*	*10.2*	*9.3*	*7.4*	*13.5*	*19.2*	*17.2*
Industrial Technique	184	262	268	337	271	302	333	360
—% of revenues	*7.6*	*10.0*	*10.0*	*12.1*	*11.1*	*11.4*	*12.4*	*13.2*
Construction and Mining Technique	151	151	198	175	179	231	297	344
—% of revenues	*8.3*	*7.5*	*9.5*	*8.7*	*8.8*	*9.8*	*10.5*	*10.6*
Corporate	–57	–57	–53	–67	–54	–77	–77	–212
Eliminations	9	3	4	3	3	–5	–3	–7
Operating profit	1 072	1 306	1 469	1 463	1 312	1 611	1 969	1 808
—% of revenues	*10.3*	*11.7*	*12.7*	*12.8*	*12.1*	*13.3*	*15.4*	*14.0*
Financial income and expenses	–116	–94	–101	–86	–101	–93	–122	–4
Profit after financial items	956	1 212	1 368	1 377	1 211	1 518	1 847	1 804
—% of revenues	*9.2*	*10.9*	*11.8*	*12.0*	*11.2*	*12.6*	*14.5*	*13.9*

Sustainability Performance at a Glance

The Atlas Copco Group has a vision to become and remain First in Mind—First in Choice™ for its customers, potential customers and key stakeholders. Within this vision, the Group believes in the importance of integrating its corporate social responsibility with its business activities, in order to sustain the growth and positive impact of its business wherever it operates within the global economy.

During 2004, Atlas Copco has achieved improvements in efficiency in terms of the use of energy, water and in the area of health and safety, with a reduced number of accidents and sick leave days. A further six product companies achieved ISO 14001 certification bringing the total to 82% (79).

The Group has also focused on and achieved an increased awareness of potential brand reputation risks and the value to the Group and its stakeholders of focusing on social and environmental objectives alongside the more traditional business targets. Practical tools, such as risk evaluation check lists, have been developed.

This report is based on the Global Reporting Initiative (GRI) and addresses the main aspects of sustainable performance in terms of the economic, environmental, and social impacts of the Group's business.

The scope of this report is the sustainability objectives, policies and performance of the Atlas Copco Group, including all its subsidiaries (units) unless specified otherwise.

The reporting period is the calendar year 2004, with historical data provided for comparative purposes, for the years 2002 and 2003, where data is available.

During 2004, further effort has been made to improve the accuracy of reporting of environmental and social performance data from the Group's subsidiary companies. As part of this initiative, a reporting database has been launched to allow full transparency of data and the facility to analyze and interrogate comparative figures. This efficient analytical tool, together with the increased experience of reporting, has made it possible to reassess and correct some of the data for 2003.

The Group has made a number of acquisitions and divestments in recent years, and the number of reporting units has therefore not been constant.

Economic Performance —Adding Value

The Atlas Copco Group is a global business which contributes to the growth and welfare of local communities and country economies by creating value from its activities.

The Group has ambitious growth targets to create and continuously increase shareholder value. When achieved, this growth clearly adds value both to the local and global economy.

In 2004 the Group's added value increased by 9% to MSEK 21 308 (19 571), largely as a result of increased revenues generated by the business.

Atlas Copco assesses its economic sustainability progress in terms of the added value to key stakeholders. This is partly to track trends of how this economic value is distributed between stakeholders but also to review its relative growth or decline.

In 2004, mainly as a result of an increased value of revenues, cost of goods and services, as well as value added, increased in comparison with both 2003 and 2002.

MSEK		2004	2003	2002
Generation of value added;				
Customers	Revenues	48 654	44 619	47 562
Suppliers	Cost of goods and services	–27 346	–25 048	–26 691
	Value added—of which;	21 308	19 571	20 871
	Retained in the business	–6 034	–5 388	–5 887
	Distributed to stakeholders	15 274	14 183	14 984
Distribution of value added;				
Employees	Wages and salaries	8 821	8 537	9 275
Public Sector	Taxes and social costs	4 558	4 030	3 764
Creditors	Financial costs	320	397	780
Shareholders	Dividend payments	1 575	1 219	1 165

Employees

Atlas Copco employed on average 26 828 people around the world and generated further employment and financial growth for other organizations by subcontracting manufacturing and other activities to business partners where this supported the local operational strategies.

Wages and salaries paid by the Group increased 3% to MSEK 8 821. The Group's demographics are shown in the following table.

2004	Total	% of total	Men	%	Women	%
North America	9 040	34	7 437	82	1 603	18
South America	1 234	5	1 097	89	137	11
Europe	11 659	43	9 805	84	1 854	16
Africa / Middle East	1 345	5	1 105	82	240	18
Asia / Australia	3 550	13	2 977	84	573	16
Total	26 828		22 421	84	4 407	16

Customers



Total Value Added
MSEK
KSEK
25 000
1 000
20 000
800
15 000
600
10 000
400
5 000
200
0
0
00
01
02
03
04
Per employee
Value added

Atlas Copco strives to be the preferred supplier to current and potential customers, by developing, manufacturing and delivering quality solutions. By providing high quality products and services which meet or exceed customer requirements, the Group adds value to its customers' own operations and business objectives.

Based on the vision to become and remain First in Mind—First in Choice™ for its customers, Atlas Copco customer centers track their performance in terms of customer share as a measure of how customers value the products and services offered by the Group.

The Group has a Quality Policy which requires all divisions to implement a Customer Satisfaction Program, including customer surveys. The policy was updated during 2004.

Business partners

Atlas Copco strives to be the preferred associate for its suppliers, sub-contractors, and joint venture partners and is committed to working closely with these business partners. The ultimate aim is that through such close working relationships with these partners, the Group should be able to deliver high quality products and services, whilst meeting its commitments to environmentally and socially sound business practices.

In 2004 payments made to suppliers, for goods and services amounted to MSEK 27 346, an increase of 9%.

Shareholders and creditors

Atlas Copco shareholders and creditors provide funds to finance the asset base that is used to create added value. In turn the Group adds value to these stakeholders through interest payments, annual dividends and the value of its shares.

In 2004 financial costs (mainly interest) amounted to MSEK 320, which represents a decline of 19%.

In 2004 dividend payments increased 29% to MSEK 1 575. See also pp 95–97.

Society and the environment

The Group contributes to economic development within the regions where it operates through payment of taxes and duties.

In 2004 taxes amounted to MSEK 2 112, an increase of 30%. The Group's payment of social costs, contribution towards pension funds and other benefits provided for employees provide an amount of social security and financial value to both employees and their families, thereby contributing towards the sustainability of the local communities.

In 2004 social costs amounted to MSEK 2 459 (2 411).

Environmental Performance —Limiting Resource Consumption

Six additional product companies were certified in accordance with the ISO 14001 standard, during 2004, bringing the total to 82% (79) of companies certified as a proportion of Cost of Goods Sold (COGS).

A further achievement is the increased efficiency in the Group's energy consumption, CO_2 emission and use of water, which is reflected in the improved figures for all these performance measures, when related to COGS.

In 2004 a further eight companies reported environmental performance data, bringing the total to 42 reporting companies. As such, the increases in absolute figures for energy consumption, CO_2 emissions and water usage are mainly a result of the increase in the number of companies reporting.

Increases in packaging materials are in part due to the additional reporting units, some changes to the reporting, but also a result of the increased volume of sales, and to a lesser extent, the greater use of wood for the transport of new heavy construction equipment.

This is the first year the Group has reported production of waste from its key sites. The increase shown from previous years is primarily the result of a major decontamination project at one of the Group's sites in Europe, where almost 5 000 tonnes of soil was excavated and removed for treatment.

Environmental performance indicators for all business areas excluding Rental Services are as shown in the following table:

	2004	2003*	2002*
ISO 14001 in % of COGS	82	79	74
Energy use in GWh	322	313	302
—in % of COGS	11.7	14.0	13.4
CO_2 emissions '000 tonnes (energy)	94	86	78
—in % of COGS	3.4	3.8	3.5
Water use '000 m^3	588	488	420
—in % of COGS	21.3	21.8	18.6
Packaging materials '000 tonnes	30.3	19.7	16.4
—in % of COGS	1.1	0.9	0.7
Total Waste '000 tonnes	29.2	25.5	23.5
—in % of COGS	1.1	1.1	1.0

*) Adjustments have been made to correct historical data.

Rental Service business area

The nature of the Rental Service business area is different to that of the other business areas, as they have no production or assembly, but rent equipment. As such, the environmental considerations need to be reported and reviewed separately.

Environmental performance indicators for Rental Services covering 94% of rental service facilities, as shown in the following table:

	2004	2003
Energy use in GWh	286	295
—in % of COGS	37.0	35.7
CO_2 emissions, '000 tonnes (energy)	81	84
—in % of COGS	10.5	10.2
Water use, '000 m^3	228	284
—in % of COGS	29.4	34.3
Total Waste, '000 tonnes	5.5	4.9
—in % of COGS	0.7	0.6

During 2004 the Rental Service business area was able to reduce water consumption significantly partly as a result of the closure of a number of depots but also by installing closed loop wash racks which enable recycling of the water used for washing the equipment.

In terms of waste, all locations had installed solvent free parts washers by the end of 2004 leading to an opportunity to save 94 000 liters of hazardous waste per year. The actual waste increase was due to reporting of washrack sludge, which was not included in 2003 reporting.

2004 is the first year of reporting for the Rental Service business area in its entirety and includes 455 rental units. The environmental impact from this business area is significant for the Atlas Copco Group, for all reporting parameters apart from packaging, which is used only to a marginal extent by this business.

Relative environmental impact between Rental Service and other business areas (2004)



Energy use
CO_2 (Energy)
Water use

Compressor Technique, Construction and Mining technique, Industrial Technique
Rental Service

Atlas Copco's environmental management systems (EMS)

According to the Group's Environmental Policy each division shall implement an EMS on the basis of an ambition to continuously reduce negative environmental impact on nature and people. All major product companies and large service centers must be certified according to ISO 14001 or have a plan to achieve this within a fair and reasonable period.

In 2004 six new product companies were certified. The Group acquired seven new product companies in 2004, of which none were certified according to ISO 14001.


ISO 14001
% of COGS
75
50
25
0
00
01
02
03
04

Products and services

Use of Energy is considered to be a key indicator in the Group's ambition to minimize the negative environmental effects of the design, manufacturing, use and disposal of its products.

By nature of the products manufactured by the Group, it is during their use and disposal that the largest negative environmental impact takes place. Life cycle assessments show energy consumption, oil leakage, noise and dust emissions to be the most significant environmental impacts during the useful life of the products.

By virtue of the diverse products manufactured and the complexity of measuring these elements, the Group cannot yet quantify these figures in any meaningful way. However, initiatives have taken place within the divisions to start to assess and track these impacts. The most important examples of these initiatives are summarized in the chart on page 78.


Europe, 72 %
North America, 22 %
Asia/Australia, 4 %
Africa/Middle East, 1 %
South America, 1 %

% of the Group's ISO 14001 certified production sites, in terms of COGS

- ISO 14001 certified
- Not certified

Business area	Environmental initiatives for product development
Compressor Technique	• Reduce energy required for compressor element • Reduce noise emissions
Rental Service	• Reduce fuel consumption of delivery vehicles • Complete implementation of Spill Prevention Control and Countermeasures (SPCC) plans for all applicable depots
Construction and Mining Technique	• Reduce noise emissions • Reduce energy consumption • Reduce risk of oil spillages • Increase use of degradable lubricants
Industrial Technique	• Reduce energy consumption of new generation products • Increase proportion of suppliers with approved EMS and certified in accordance with ISO 14001

Based on the Group's ambition to meet or exceed customer expectations, the products are often leaders in areas of reduced noise, vibration and energy consumption. As such it can be argued that Atlas Copco contributes to lowering the global environmental impact resulting from customer's use of such products, by increasing its share of the available market. This argument lies at the heart of the Atlas Copco Environmental Policy, which states that "the Group is proactive and acts as a leader in environmental best practice in its industry."

Business partners

Business partners are selected and evaluated partly on the basis of their commitment to environmental performance and development. During 2004, site visits and assessments were made to key suppliers in India and China primarily.

The Group has developed check lists for suppliers, to assess their compliance with the values in the Atlas Copco Business Code of Practice. An internal database allows tracking and reporting of information pertaining to suppliers. Access is granted to purchasing and quality control managers within the product companies.

Society and the environment

Atlas Copco encourages learning and development through cooperation with local communities. Consequently, local Group companies engage in environmental activities where this is seen to add value both to the community at large and the company itself.

Social Performance—the Workplace and Beyond

During 2004 Atlas Copco has continued its focus on offering a safe, healthy, and inclusive working environment which encourages employees to grow within their professional careers.

In accordance with the Group's Business Code of Practice, Atlas Copco recognizes that its social responsibility extends beyond its own work place. As such the Group will start to report activities related to its business partners and activities within the society and environment where its companies operate, and as illustrated in the table below.

Atlas Copco believes in equal opportunities, fairness, and diversity and tracks and reports the relation number of males and females in the Group in order to ensure that these objectives are achieved.

The Group measures numbers of accidents, sick leave days and average hours of training per employee. The relative number of work-related accidents and sick-leave days continued to decrease in 2004 compared with 2003 and 2002, based on a number of local initiatives to improve the working environment and to support health initiatives. The Group target remains at 40 hours of training per employee per year, however it has not been possible to achieve the anticipated focus on training throughout the Group and the average number of training hours has been dropping since 2002.

	2004	2003*	2002
Number of accidents per million hours worked	20.8	24.2	32.1
Sick-leave, %	2.4	2.8	3.0
Average training hrs. per employee	27.7	33.4	35.2

*) Adjustments have been made to correct historical data.

Proportion of men and women



Women 16%
Men 84%

Proportion of men and women in Management positions



Women 10%
Men 90%

The number of women within the Group and those in management positions has remained fairly constant at 16–17% and 9–10%, respectively, over the past 5 years. In order to create a more appropriate gender balance, Atlas Copco initiated a one year Female Mentorship program in 2004 among other activities. It is intended that the results should be used to evaluate how to widen such a mentorship program and anchor it within the Group's global operations in the future.

	Initiatives 2004		Ambitions 2005–2007	
Workplace	Employee satisfaction surveys established		Employee satisfaction surveys embedded in operational routines	●
	Competence profiling and development for white collar workers		Competence profiling and development for blue collar workers	
	Health and safety programs—including anti smoking, 'health drive', HIV Aids training and accident prevention		To be continued at local level	
	Gender Diversity—Pilot program; female mentorship, launched at Group level	●	Expand female mentorship program and embed in local operations	●
	Business Code of Practice web-seminar presentation to all Group companies	●	Training programs is being developed	●
Community Engagement	'Water for All' launched in England and Belgium		'Water for All' to be launched in the rest of Europe and North America	●
	Local educational support (local school) programs in Africa		Extend educational support programs to other regions	
	HIV/Aids program support to communities in South Africa		To be continued at local level	
	Tsunami Disaster Relief efforts raised MSEK 1 from the Group and above KSEK 800 from employees	●	Local programs in development	
Business Partners	Social questionnaire check list and database launched		Social questionnaire check list and database to be adopted by major product companies	

● Indicates that the activity is global. All other activities are at a local level.

The Atlas Copco workplace

The Group focuses on four key areas within its own operations.

Health and safety

The Group's ambition is to continually offer a safe and healthy working environment to employees in all its operations around the world. On this basis, Atlas Copco will during 2005 review its policies and guidelines to safeguard that appropriate guidance and follow up is in place to achieve this ambition.

Competence development

The Group will continue to focus on competence development of its employees. This will be achieved through local and targeted skills based training, by providing more general training material on the Group's Intranet and by continuing to explore and implement e-learning as an increasingly efficient tool for disseminating and sharing knowledge both within the Group and between product experts and customers.

Diversity

In 2004 the focus was on gender diversity. In line with stated principles, the Group is developing guidelines and training programs to guide its subsidiaries to achieve the Group's objectives in the area of diversity.

Business integrity

The Atlas Copco Business Code of Practice was published in 2003, summarizing the Group's principles and responsibilities related to its key stakeholders. To further stress the importance of compliance and cement the principles within the Group, workshops and Circles are being conducted at local company level. The focus is on developing an understanding of cultural dilemmas and anchoring the Business Code of Practice within the local business strategies. Training modules are being developed to support this process.

Business partners

Business partners are selected and evaluated partly on the basis of their commitment to social performance and development. The Group recognizes an increasing need to take a more active role in dialogue and assessments of such stakeholders and although the implementation of this remains in its infancy, progress was made during 2004 to develop check list questionnaires for suppliers.

Society and the environment

Several Atlas Copco companies have a long history of local engagement in the societies where they operate. During 2004 the Group introduced its Community Engagement Policy which guides companies on how to support such activities and encourages learning and development through cooperation with local communities around the world.

Water for All

The Group has for 20 years supported the Swedish based employee run organization *Water for All,* which raises funds from employees to finance water well drilling equipment and activities in order to supply clean drinking water to needy communities. During 2004, this organization and its available funds were strengthened by expanding the organization to Great Britain and Belgium. During 2005 this activity will be extended further to Group companies in other parts of the world.

HIV AIDS

Since 2002, Atlas Copco companies in South Africa have participated actively in the HIV/AIDS challenge which affects the whole region. Training programs and voluntary testing are provided to all employees and for those with HIV/AIDS, antiretroviral drugs are issued to the employee and a family member. Community programs within the areas of education and health care are supported financially by the local Group companies.

Tsunami disaster support

In response to the Tsunami disaster in Asia, the Group committed MSEK 1 in funds and equipment to support the rescue and reconstruction efforts in the communities worst hit by the disaster. Atlas Copco employees around the world raised a total additional amount of more than KSEK 800.

Definitions

Capital employed
Total assets less non-interest-bearing liabilities/provisions. Capital employed for the business areas excludes cash, tax liabilities and tax receivables.

Capital employed turnover ratio
Revenues divided by average capital employed.

Capital turnover ratio
Revenues divided by average total assets.

Carbon dioxide (CO_2)
The most common greenhouse gas found in the atmosphere.

Cost of Goods Sold (COGS)
All costs incurred to manufacture goods (and provide services) to be sold, including costs for material, salaries, and depreciation of equipment, but excluding overhead costs for marketing and administration.

Debt/equity ratio
Net indebtedness in relation to shareholders' equity, including minority interest.

Earnings before depreciation and amortization (EBITDA)
Operating profit plus depreciation and amortization.

Earnings per share
Profit after financial items less taxes and minority interest, divided by the average number of shares outstanding.

EBITDA margin
Earnings before depreciation and amortization as a percentage of revenues.

Environmental Management Systems (EMS)
The part of the overall management system that includes organizational structure, planning activities, responsibilities, practices, procedures, processes, and resources for developing, implementing, achieving, reviewing, and maintaining the environmental policy. An EMS involves a systematic and documented approach to environmental management.

Equity/assets ratio
Shareholders' equity and minority interest, as a percentage of total assets.

Fossil fuels
Fuels originating from organisms of an earlier geological age, including coal, oil, natural gas and peat.

Interest coverage ratio
Profit after financial items plus interest paid and foreign exchange differences divided by interest paid and foreign exchange differences.

ISO 14001
An international standard, developed by the International Organization for Standardization (ISO), for setting up and certifying environmental management systems.

Life Cycle Assessment (LCA)
A method for assessing the total environmental impact of a product or service "from cradle to grave," including all phases of production, use, and final disposal.

Megawatt hour (MWh)
A measure of electrical energy equal to the power provided by one megawatt in one hour. Mega is the metric prefix for one million. In the report, gigawatt hour (GWh) is also used as a measurement unit. Giga is the prefix for one billion.

Net cash flow
Change in net indebtedness excluding currency exchange-rate effects.

Net indebtedness
Interest-bearing liabilities/provisions less liquid funds.

Net interest expense
Interest expense less interest income.

Operating cash flow/Cash flow from operations before financing
Cash flow from operations and cash flow from investments, excluding company acquisitions/divestments.

Operating profit/loss
Revenues less all costs related to operations, but excluding financial items (income and expenses) and taxes.

Operating profit margin
Operating profit/loss as a percentage of revenues.

Profit margin
Profit/loss after financial items as a percentage of revenues.

Return on capital employed (ROCE)
Profit after financial items plus interest paid and foreign exchange differences (for business areas: operating profit) as a percentage of average capital employed.

Return on equity
Profit after financial items less taxes and minority interest as a percentage of average shareholders' equity.

Return on operating capital
Operating profit excluding goodwill amortization as a percentage of average capital employed, excluding goodwill.

Sick-leave
Absence from work due to the employee's own illness, and does not include absence due to child care or care of relatives and next-of-kin. The sick-leave indicator used in the Atlas Copco Group is measured as number of sick-leave days in relation to total number of working days.

Stakeholder
An individual or group who can affect or is affected by the activities of an organization.

Sustainability
Meeting the needs of the present without compromising the ability of future generations to meet their own needs. Improving quality of life for everyone, now and for generations to come. Sustainability has three dimensions: economic, environmental, and social sustainability.

Value added
A measure of the company's productive contribution, that is, the value added through processing and other activities. Calculated by deducting costs for the purchase of raw materials, wholly and semi-finished goods and services from revenues.

Weighted average cost of capital (WACC)

$$\frac{\text{interest-bearing liabilities} \times i + \text{market capitalization} \times r}{\text{interest-bearing liabilities} + \text{market capitalization}}$$

i: The Swedish risk-free interest rate (10-year government bonds) plus 0.5 percentage points to compensate for the premium Atlas Copco pays on borrowings compared to that of the Swedish state.

r: The Swedish risk-free interest rate, plus a risk premium (5.0%).

Work-related accident
Includes illness or injury resulting in loss of consciousness, restriction of work or motion, or transfer to another job, and requiring medical treatment beyond first aid. This does not include accidents occurring when travelling to or from work.

Corporate Governance Report

Within the Atlas Copco Group, the term Corporate Governance signifies the structure and processes adopted for corporate direction, management, and control in order to create value for owners and other stakeholders. This Corporate Governance Report indicates progressive adaptation to the requirements for information as defined in the Swedish Code of Corporate Governance, which is expected to be incorporated in the agreement with the Stockholm Stock Exchange on July 1, 2005.

Shareholders

Atlas Copco had 33 773 shareholders according to VPC AB's shareholders' register year-end 2004. The proportion of shares held by institutional investors amounted to 77%. Foreign investors held 50% of the shares, representing 57% of the voting rights. The 10 largest shareholders accounted for the equivalent of 32% of the voting rights and 29% of the shares. While the number of shareholders dropped in 2004, foreign investors increased their holdings.

10 largest shareholders, December 31, 2004

	% of votes	% of capital
Investor Group	21.4	15.0
AMF Pension	1.7	2.2
Handelsbanken Group (SHB/SPP)	1.7	2.3
First National Pension Insurance Fund	1.5	1.1
Nordea Group	1.3	1.0
Fourth National Pension Insurance Fund	1.1	1.0
Government of Singapore	0.9	0.7
Alecta	0.8	2.9
Second National Pension Insurance Fund	0.8	1.3
Third National Pension Insurance Fund	0.8	1.1
Others	68.0	71.4
Total	100.0	100.0

The table shows the largest shareholders, by voting rights, registered with the VPC, the Swedish Securities Register Center.

Share capital and voting rights

Atlas Copco's share capital at year-end 2004 amounted to 209 602 184 shares distributed among 139 899 016 Class A shares and 69 703 168 Class B shares. Class A shares entitle the holder to one voting right, while Class B shares entitle the holder to one tenth of a voting right. One round lot consists of 100 shares.

All shares carry the same rights to the company's assets and profits and entitle the holders to equal dividends. The Atlas Copco Group's dividend policy states that the dividend is to reflect the company's profit and cash flow trend as well as future growth potential. The Board of Directors' opinion is that the dividend should correspond to 40–50% of earnings per share.

Trading and market capitalization

Trading of Atlas Copco shares takes place primarily on Stockholmsbörsen. The shares were also listed on the stock exchanges in London and Frankfurt in 2004 and are available as depository receipts in the United States without being formally registered on a United States stock exchange. The process of delisting the company from the London and Frankfurt stock exchanges commenced in the end of 2004.

Atlas Copco's market capitalization as of December 31, 2004, was MSEK 61 312 (52 369).

Annual General Meeting

The Annual General Meeting shall be held within six months from the close of the financial year. All shareholders registered in the shareholders' register and who have given due notification to the company of their intention to attend may attend the meeting and vote for their total share holdings. Shareholders who cannot participate personally may be represented by proxy.

The Annual General Meeting elects the Board members for a period of one year. A board member can be nominated for re-election up to and including the year the member reaches the age of 70. Board members will be nominated in accordance with the process adopted by the Annual General Meeting.

Nomination Process

Election to the Board

At the 2004 Annual General Meeting, the following Board-member nomination process was decided for the 2005 Annual General Meeting.

As prescribed by this process, during Q3, 2004, the Chairman contacted representatives from four of the largest shareholders who, under his leadership, have prepared a proposal for the Board of Directors to be submitted to the 2005 Annual General Meeting for decision. The committee representatives are Marcus Wallenberg, Investor AB; Björn C. Andersson, SHB/SPP; Tor Marthin, AMF Pension; and William af Sandeberg, Första AP Fonden. The names of the nomination committee were announced as soon as the representatives had been appointed.

The Chairman evaluated the work of the Board and its members during the year and presented his assessment to the committee. He also presented his assessment of the need for special Board competence and, together with the committee, compared these needs with the resources available within the Board.

No remuneration was paid to either the Chairman or any of the committee members for their work.

Election of auditors

At the 2002 Annual General Meeting, the audit firm KPMG Bohlins AB, Sweden, was elected auditor for the period until the 2006 Annual General Meeting.

Board of Directors

Nine board members were elected at the 2004 Annual General Meeting, one of which is the President and Chief Executive Officer. In addition, there are two members of the Board, with personal deputies, that are appointed by the labor unions. Hans Sandberg, General Counsel of Atlas Copco, was secretary of the Board.

The Board met six times in 2004, once in Shanghai, China, and five times in Nacka, Sweden. In addition, two per capsulam meetings and one phone meeting took place. All Board members were present at each of these Board meetings.

Each meeting was governed by an approved agenda and supporting documentation for each item was distributed to all Board members prior to each Board meeting.

Members of Group Management were frequently present at the Board meetings and, during the year, each business area executive presented a review of his areas of responsibility. The company's auditor reported his observations from the annual audit at the February meeting, during which representatives from Stockholmsbörsen held a course on the regulatory framework for quotation agreements and insider trading.

Rules of Procedure and Written Instructions

There has been no redistribution of areas of responsibility for the various Board members other than those described in the updated Rules of Procedure and Written Instructions, which have been adopted by the Board at each statutory meeting since 1999.

Besides the distribution of responsibilities that apply in general in accordance with the Swedish Companies Act, the rules of procedure primarily provides rules on:

- The minimum number of Board meetings (five), as well as when and where they are to be held during the year
- The President's authority to sign quarterly reports
- Board of Directors' delegation of authority
- Items normally to be included on the agenda for each Board meeting, including: Business developments from a financial and operative perspective, acquisition and sale of business operations, decisions on investments exceeding MSEK 20, follow-up of major investments, guaranties and appointments
- When Board documentation is to be available prior to every meeting
- Keeping of the minutes
- Identification of the Chairman's principal tasks
- Appointment of the Remuneration Committee and the Audit Committee, and identification of the committees' foremost tasks
- The Board's right to vital information, its right to make statements on behalf of the company, and its obligation to observe secrecy
- The adoption of an information policy

The Written Instructions that regulate the distribution of tasks between the Board and the President and regulate the company's reporting process primarily deal with:

- The President's responsibility for daily operations and for maintaining both the company's operative (business) as well as the legal (owner) structure
- The structure and contents in *The Way We Do Things* include the Atlas Copco Group's set of principles, guidelines, processes and instructions within the main areas: business code of practice, communication, crisis management, environment, positioning/brand identity, finance/control/accounting, group standards, information technology, insurance, legal issues, and human resources. *The Way We Do Things* is the Group's single most important management tool.
- Issues that always require a Board decision or an application to the Board, such as major investments, changes to the legal structure, certain appointments and guarantees, as well as other commitments to be reported on the Balance Sheet
- The order in which the Senior Vice Presidents are to serve in the President's absence
- The external auditor's reporting to the Board when the audit has reached the final phase.

Board decisions are made after an open discussion lead by the Chairman. No deviating opinion in relation to a decision has been reported in the minutes during the year.

Major decisions taken by the Board during the year include the acquisition of Ingersoll-Rand Drilling Solutions and Baker Hughes Mining Tools as well as the divestment of the two professional electric tools divisions Milwaukee Electric Tool and Atlas Copco Electric Tools.

The Board continuously addresses strategic direction, financial goals, and the goal of sustainable growth for Atlas Copco Group. During the year, special attention was also given to the capital structure.

Remuneration to the Board

Compensation to the Chairman of the Board and the Board members is made in accordance with the resolution adopted by the Annual General Meeting.

Committee for remuneration to Group Management

The Board established a Remuneration Committee in 1999. Chairman of the Board Sune Carlsson, Vice Chairman Jacob Wallenberg, and Board member Kurt Hellström were committee members in 2004. The committee submits its proposals to the Board for remuneration to the President and CEO and for the distribution of the amount allocated by the Annual General Meeting for committee work. The committee also supports the President and CEO in determining compensation to the other members of Group Management.

In 2003 the committee approved a Remuneration Policy for Group Management aimed at ensuring principles for fair and consistent remuneration with respect to compensation (base pay, variable compensation, any long-term incentive plans), benefits (pension premiums, sickness benefits, and company car) and termination (retirement, notice period, and severance pay). The base salary is determined by position and general performance and the variable compensation is for the achievement of specific results.

The Remuneration Committee met twice during 2004 and all members were present at both meetings.

In addition to the normal agenda items, it was decided that independent management, meaning Group Management members and division executives working in Sweden, are to have the same right to sickness benefits as other employees within Atlas Copco.

Audit Committee

The Audit Committee follows the Audit Committee Charter adopted in 2003. The committee's primary task is to support the Board in monitoring and evaluating the internal and external audit process. Work in 2004 focused on following up both the 2003 audit and the so-called hard-close audit carried out on September 30 each year. In addition, a review was made of the Group's internal projects prior to the transition to new accounting standards in accordance with IFRS, as well as audit issues in conjunction with corporate acquisitions and divestment of the professional electric tools businesses.

In 2004 the committee consisted of Board member Ulla Litzén (Chairman), Sune Carlsson and Thomas Leysen and convened four times. All members were present at the meetings.

Governance structure

Shareholders

Nomination process

Audit Committee
Remuneration Committee

Board of Directors

President and Group Management

Councils and committees:
Environmental Council
IS/IT and Internet
Patents
Acquisitions
Legal structure and financing
Crisis management

Group functions/processes:
Economy and finance
Management resources and organizational development
Legal issues
Communication and branding

Executive Management Group of Business Areas/Divisions




Sune Carlsson



Jacob Wallenberg



Gunnar Brock



Kurt Hellström



Ulla Litzén



Thomas Leysen



Anders Ullberg



Staffan Bohman



Grace Reksten Skaugen



Bengt Lindgren



Lars-Erik Soting



Håkan Hagerius



Mikael Bergstedt

Board of Directors

The Board of Directors consists of nine elected Board members, one of whom is the President and Chief Executive Officer. The Board also has two additional members, with two personal deputies, appointed by the unions. In addition to the President and CEO and the union representatives, three of the nine Board members are dependent; they are all members of the Board of Investor AB, which has the largest amount of votes among Atlas Copco's owners.

Sune Carlsson, Chairman of the Board. M.Sc in Mechanical Engineering, Chalmers University of Technology, Gothenburg. Member of the Board of Investor AB, Autoliv Inc, Picanol NV, and Scania AB.

Jacob Wallenberg, Vice Chairman. B.Sc. Economics and MBA, Wharton School, University of Pennsylvania. Chairman of the Board of SEB and W Capital Management AB. Vice Chairman of Investor AB, The Knut and Alice Wallenberg Foundation, and SAS AB. Board Member of ABB Ltd, Confederation of Swedish Enterprise and Nobel Foundation.

Gunnar Brock, President and Chief Executive Officer M.Sc. in Economics and Business Administration, Stockholm School of Economics. Board Member of OMX and Lego A/S. Member of the Royal Swedish Academy of Engineering Sciences (IVA).

Kurt Hellström, M.Sc. Royal Institute of Technology Stockholm, M.Sc. in Economics and Business Administration, Stockholm School of Economics. Former President and Chief Executive Officer of Telefonaktiebolaget, L M Ericsson.

Ulla Litzén, M.Sc. in Economics and Business Administration, Stockholm School of Economics, MBA, Massachusetts Institute of Technology. President W Capital Management AB. Member of the Board of Investor AB, AB SKF, Karo Bio AB and Posten AB.

Thomas Leysen, Bachelor of Law University of Leuven. Chief Executive Officer of Umicore. Chairman of VUM Media and Eurométaux.

Anders Ullberg, M.Sc. in Economics and Business Administration, Stockholm School of Economics. President and Chief Executive Officer of SSAB Svenskt Stål AB. Chairman of the Board of Eneqvistbolagen and The Swedish Ironmasters' Association. Member of the Board of Tieto Enator, SSAB Svenskt Stål AB, and Skandia.

Staffan Bohman, M.Sc. in Economics and Business Administration, Stockholm School of Economics and Stanford Executive Program. Former President and Chief Executive Officer of Sapa AB. Member of the Board of Trelleborg AB, Sapa AB and Dynapac AB.

Grace Reksten Skaugen, MBA BI Norwegian School of Management, PhD Laser Physics Imperial College of science and Technology London University. Chairman of the Board of Entra Eiendom. Member of the Board of Statoil ASA, Storebrand ASA, Tandberg ASA and Berg-Hansen Holding AS.

Employee Representatives
Bengt Lindgren, Economics. Chairman of Metall's local union branch at Atlas Copco Secoroc in Fagersta.

Deputy **Lars-Erik Soting,** Chairman of Metall's local union branch at Atlas Copco Rock Drills in Örebro.

Håkan Hagerius, Mechanical engineering. Chairman of SIF's local union branch at Atlas Copco Rock Drills in Örebro.

Deputy **Mikael Bergstedt,** Chairman of Ledarna, Atlas Copco Tools in Tierp.



Honorary Chairman
Peter Wallenberg, Ph.D. in Economics, h.c. Bachelor of Law, University of Stockholm. Held various positions within the Atlas Copco Group, 1953–1974. Chairman of the Board, 1974–1996. Honorary Chairman of the Board of Investor AB. Chairman of the Knut and Alice Wallenberg Foundation.

The Board of Directors and holdings* in Atlas Copco

Name	Title	Born	Nationality	Elected	Audit Committee	Remuneration Committee	Independent	Class A shares	Class B shares	Personnel options
Sune Carlsson	Chairman of the Board	1941	Sweden	1997	Member	Chairman	No		5 714	
Jacob Wallenberg	Vice Chairman	1956	Sweden	1998		Member	No	26 657		
Gunnar Brock	President and CEO	1950	Sweden	2002			No	7 700		44 224
Kurt Hellström		1943	Sweden	1999		Member	Yes	1 142		
Ulla Litzén		1956	Sweden	1999	Chairman		No	11 200		
Thomas Leysen		1960	Belgium	2001	Member		Yes	3 500		
Anders Ullberg		1946	Sweden	2003			Yes	1 500		
Staffan Bohman		1949	Sweden	2003			Yes	1 000		
Grace Reksten Skaugen		1953	Norway	2004			Yes			
Bengt Lindgren	Employee Representative	1957	Sweden	1990			No			
Håkan Hagerius	Employee Representative	1942	Sweden	1994			No			

*) Holdings as of turn of the year 2004/2005.

Auditors

At the 2002 Annual General Meeting, the audit firm KPMG Bohlins AB, Sweden, was elected auditor with the Authorized Public Accountant Stefan Holmström as the main responsible auditor for the period until the 2006 Annual General Meeting. KPMG Bohlins AB has a good reputation, the necessary expertise, and a global network that coincides with Atlas Copco's demand for geographical coverage.

Stefan Holmström has led the audit engagement for Atlas Copco since 1993. In addition to Atlas Copco, he audits the following large companies; Active Biotech AB, Länsförsäkringar AB, Posten AB, AB Novestra, Telefonaktiebolaget L M Ericsson (deputy), and V&S Vin & Sprit AB. He has no assignments in companies affiliated with Atlas Copco's larger owners or with the President.

The auditor personally reported his observations and presented his views on the quality of internal control in the Group at the February 2004 and 2005 Board meetings.

Group Management and Structure

Atlas Copco's operations are organized in four business areas and, at year-end, they were comprised of 17 divisions, of which two were divested in January 2005. In addition, there are four Group functions and a number of internal service providers.

Business areas and divisions

The Group's business organization is based on the principle of decentralized responsibilities and authorities. The business areas are in charge of developing their respective operations by implementing and following up objectives; financial, environmental, and social, defined for the business area. The divisions are operative units on the highest level, responsible for operative result and capital employed, strategies, and structures for product development, manufacturing, marketing, sales, and leasing, as well as service of those products, services and markets included in the division's responsibility. Further information about the business areas can be found on pages 22–37.

Internal service providers

Part of the efforts to achieve profitable growth includes combining the advantages of a decentralized organization with the economies of scale that the Atlas Copco Group can offer. Therefore, as a complement to the operative divisions, a number of internal service providers have been set up to offer service in administration, IT support, finance and banking, insurance, and product distribution. Information technology enables people around the world to work together to improve the quality of these services. These internal service providers are an integral part of the Group's strategy and facilitate, besides realizing internal synergy effects, continuous improvement of processes and routines within these service areas.

Common Group processes and internal control

Atlas Copco has regularly introduced and finetuned processes and control systems to effectively generate profitable growth.

The structure and contents in *The Way We Do Things* include the Atlas Copco Group's set of principles, guidelines, processes and instructions within the main areas: business code of practice, communication, crisis management, environment, positioning/brand identity, finance/control/accounting, group standards, information technology, insurance, legal issues, and human resources. *The Way We Do Things* is the Group's single most important management tool. Each process is owned by a member of Group Management. Managers at various levels are in charge of implementing these processes within their respective areas of responsibility.

With respect to the Group's long-term business sustainability, highest priority is given to Atlas Copco's most crucial stakeholders who primarily are customers, business partners, employees, and owners, but also specific stakeholders in regions where the Group operates. Continuous and informal dialogues are conducted with these stakeholders to address relevant issues and thereby the Group always considers the stakeholders' views and expected reactions to business decisions that affect them.

Guidelines for business ethics as well as social and environmental measures are presented in Atlas Copco's *Business Code of Practice.* Atlas Copco strives to be an attractive employer and to provide a safe and healthy working environment where both human rights and labor rights are respected. The Group has a tradition of developing ergonomic products that have a minimum impact on the environment.

Atlas Copco Group supports the following international voluntary ethical guidelines; The UN's Global Compact principles, the OECD Guidelines for Multinational Enterprises and the ILO International Labor Organization Declaration on Fundamental Principles and Rights at Work.

President and Chief Executive Officer
Gunnar Brock

Legal
Hans Sandberg

Economy and finance
Hans Ola Meyer

Management resources and organizational development
Marianne Hamilton

Communication and branding
Annika Berglund

Compressor Technique
Bengt Kvarnbäck

Industrial Technique
Göran Gezelius

Construction and Mining Technique
Björn Rosengren

Rental Service
Freek Nijdam

Divisions

Internal service providers

Objectives

Atlas Copco Group's vision is to be First in Mind—First in Choice™, to its customers and other principal stakeholders. The operative units adopt objectives that are modified to suit their respective business operations. The purpose of the objectives is to achieve the vision; therefore, objectives are followed up carefully.

The Board has adopted a limited number of financial and sustainable growth objectives at the Group level. Each business area and division respectively adopt relevant objectives for its operations within the framework of these Group-level objectives.

Financial targets

Atlas Copco Group has defined financial goals that will create and continuously increase shareholder value. The overall objective is to grow and achieve a return on capital employed that always exceeds the Group's average total cost of capital.

The financial targets are:

- To have an annual revenue growth of 8%
- To reach an operating margin of 15%, and
- To challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

To reach these objectives a proven development process applicable to all operative units within the Group is followed; stability first, then profitability, and finally growth.

Targets for sustainable growth

Atlas Copco Group's goal is that all units shall have an environmental management system. Furthermore, all major units are to be certified in accordance with ISO 14001, or an equivalent system (Rental Service).

One objective within the social area is that every employee is to receive an average of 40 hours of competence development per year. Another objective is that every employee will have an annual personal appraisal.


Atlas Copco and its key stakeholders
Provide a long-term investment return above the industry average
Operate worldwide with a long-term commitment to customers in each market
Provide quality products and services with an increasing value/cost relation
Develop safe, environmentally friendly, ergonomic, reliable, and functional products and services to enhance customer productivity
Shareholders
Customers
Employees
Atlas Copco
Business Partners
Society and the environment
Recognize and reward achievement and performance
Provide access to information to enable people to do a good job
Offer a working environment where the rights of people are respected
Asked to join in the work for a better environment
Strive to be a good and reliable corporate citizen
Conduct business with a strictly professional approach
Conduct operations in a manner which preserves the environment for future generations

Risk management

An important part of the Atlas Copco Group's internal control includes identifying and measuring risks, preventing these risks from affecting the Group, and continuously making improvements and thereby minimizing such risks. Risks can be strategic, operative, or financial, or can threaten the company's good standing and reputation.

Strategic and operational risks

The Atlas Copco Group's principles, guidelines, and instructions that are documented in *The Way We Do Things* provides executives with tools to monitor and follow up business operations and growth and quickly detect deviations. Managers at various levels are in charge of developing strategies and operations and of identifying opportunities and risks, but they are also responsible for monitoring and following up, both formally by using available tools and informally through continuous communication with employees, customers, and other stakeholders. This work process contributes to making well-founded and correct business decisions.

Risks that are continuously monitored include, but are not limited to; product, price and cost trends, competition, financing, technical advances, production, environmental issues, marketing, administration, patents, product liability, warranty, insurances, and political risks.

Financial risks

In line with the overall objectives with respect to growth, operating margin, and return on capital, Atlas Copco has adopted a financial risk policy to control the financial risks to which the Group is exposed. The policy is designed to enhance stability in Group earnings and contribute to steady growth in shareholders' equity and dividends while simultaneously protecting the interests of creditors.

The financial risk policy is described in note 26.

Reputational risks

The Group's reputation is a valuable asset that can be affected in part through the operation or actions of the Group and in part through the actions of external stakeholders.

The Atlas Copco Group strives to avoid every action that could pose a risk to the Group's reputation. To minimize the risk to the Group's reputation through the actions of other stakeholders, Atlas Copco strives to be a good citizen of all communities in which it operates, and the Group is positive towards constructive dialogues with all stakeholders. Atlas Copco's *Business Code of Practice* consists of internal policy documents and guidelines regarding business ethics as well as social and environmental aspects. Visit atlascopco.com for the *Business Code of Practice*.



Gunnar Brock



Bengt Kvarnbäck



Freek Nijdam



Göran Gezelius



Björn Rosengren





Hans Ola Meyer



Marianne Hamilton



Hans Sandberg



Annika Berglund

Group Management

Besides the President and Chief Executive Officer, Group Management consists of four business area executives and four persons responsible for Controlling and Finance, Organizational development and Management Resources, Communications and Legal.

President and Chief Executive Officer

Gunnar Brock, born 1950, received his M.Sc. in Economics and Business Administration from the Stockholm School of Economics. He assumed his position as President and Chief Executive Officer of Atlas Copco on July 1, 2002.

Between 1974 and 1992, Brock held various positions within Tetra Pak, including Managing Director in Europe and Asia, as well as Executive Vice President of the Tetra Pak Group. Between 1992 and 1994, he was President and Chief Executive Officer of the Alfa Laval Group and held that position for the Tetra Pak Group between 1994 and 2000. Before assuming his current position, Brock was CEO for Thule International.

Besides his holdings in Atlas Copco, Brock has no shares/ partnerships in companies with which the Atlas Copco Group has significant business connections.

External directorships: OMX, Lego A/S. Member of the Royal Swedish Academy of Engineering Sciences (IVA).

Business Area Executives

Bengt Kvarnbäck, Senior Executive Vice President of Atlas Copco AB and Business Area Executive for Compressor Technique, graduated from the Royal Institute of Technology in Stockholm, Metallurgical Engineering, in 1970. Between 1970 and 1982, Kvarnbäck held various positions within Sandvik AB. Kvarnbäck was then President of Secoroc AB, and later of Invik & Co AB. He held the position as Executive Vice President for Industriförvaltnings AB Kinnevik, prior to joining Atlas Copco in 1992 as Senior Executive Vice President and Business Area Executive Industrial Technique. In 1997, Kvarnbäck assumed his current position.

External directorships: Volvo Penta AB, Dynapac AB.

Freek Nijdam, Business Area Executive Rental Service, earned his degree in mechanical engineering in 1959. Nijdam started working for Atlas Copco in 1970 after seven years as a representative for Bostich. During his years within the Group, Nijdam has held many different positions in several European countries and North America. He was president of Atlas Copco's Applied Compressor and Expander Technique division and, before assuming his current position, was Senior Executive Vice President and Business Area Executive of Construction and Mining Technique.

External directorships: Putzmeister AG.

Göran Gezelius, Senior Executive Vice President of Atlas Copco AB, Business Area Executive for Industrial Technique, earned his B.Sc. from the Stockholm School of Economics in 1973, and his M.Sc. in Chemical Engineering from the Royal Institute of Technology in Stockholm in 1977. Gezelius joined the Sandvik Group in 1982 after being sales engineer at Dow Chemical AB. For a time, he worked with energy-related projects and investigations at the Association of Swedish Heating and Ventilation Engineers. Prior to joining Atlas Copco in 2000, he was President of the Sandvik Saw and Tools Business Area.

External directorships: The Association of Swedish Engineering Industries.

Björn Rosengren, Senior Executive Vice President of Atlas Copco AB and Business Area Executive for Construction and Mining Technique, earned his M.Sc. Technology from Chalmers University of Technology in Gothenburg in 1985. Between 1985 and 1995, Rosengren held various positions within Esab Group, including international assignments as Marketing Manager in Switzerland and Sweden and other international positions in the field of marketing. From 1995 he was General Manager for Nordhydraulic, Nordwin AB. In 1998 he joined Atlas Copco as President, Atlas Copco Craelius Division and, prior to his present assignment, he was President of Rock Drilling Equipment Division.

External directorship: Pergo.

Functional responsible persons

Hans Ola Meyer, Senior Vice President Controlling and Finance, earned his M.Sc. in Economics and Business Administration from Stockholm School of Economics in Stockholm in 1977. Meyer was employed by Atlas Copco in 1978 to work with Group accounting and controlling. Later he moved to Ecuador as Financial Manager. Between 1984 and 1991, he had various jobs and among other things led asset management at Penningsmarknadsmäklarna (later JP Bank). Meyer returned to Atlas Copco in 1991 as Financial Manager in Spain and in 1993 became Senior Vice President, Finance, for Atlas Copco AB and a member of Group Management. Meyer has held his current position since 1999.

Marianne Hamilton, Senior Vice President Organizational Development and Management Resources, earned her Bachelor of Arts at the Stockholm University in 1972. Hamilton was employed in 1973 by Astra, where she performed market analysis. Between 1975 and 1990, she was a consultant for the international consultant agency, Mercuri Urval. Hamilton joined Atlas Copco in 1990 as Vice President Organizational Development for the Atlas Copco Industrial Technique Business Area and assumed her current position in 1991.

External directorship: Alecta.

Hans Sandberg, Senior Vice President General Counsel, earned his Master of Law from Uppsala University, in 1970 and his Master of Comparative Jurisprudence (MCJ) from New York University, in 1972. In 1972 Sandberg began as an Assistant Judge at Södra Roslagen District Court and was later employed at the Lagerlöf Law firm. Sandberg joined Atlas Copco in 1975 as Corporate Counsel. In 1980 he was appointed General Counsel for Atlas Copco North America, Inc. Sandberg was promoted in 1984 to his current position and has been a member of Group Management since 1989. Sandberg has been Secretary of the Board of Directors for Atlas Copco AB since 1991.

External directorship: Chairman of the Board for legal matters of the Association of Swedish Engineering Industries.

Annika Berglund, Senior Vice President Group Communications, earned her M.Sc. in Economics and Business Administration from Stockholm School of Economics, in 1980 and her MBA from the University of Antwerp, in 1995. Berglund began her career with marketing analysis in Atlas Copco in 1979. Since then, she has had a number of positions in the Group related to marketing, sales and business controlling in Europe. Prior to her current position, Berglund was Marketing Manager for Atlas Copco Controls (Inmotion).

Known management changes (until February 2, 2005)

Effective January 1, 2005, Tom Zorn becomes Senior Executive Vice President and Business Area Executive for Rental Service. He succeeds Freek Nijdam, who will remain in position as Chairman of the legal entity.

Effective April 1, 2005, Göran Gezelius, Senior Executive Vice President of Atlas Copco AB and Business Area Executive for Industrial Technique, will leave his position for a position outside the Group.

Group Management

Name	Born	Nationality	Employed	Function	Class A shares	Class B shares	A call options	Employee stock options
Gunnar Brock	1950	Sweden	2002	President and CEO	7 700			44 224
Bengt Kvarnbäck	1945	Sweden	1992	Executive Compressor Technique	11 371	57	3 770	44 224
Freek Nijdam	1940	Holland	1970	Executive Rental Service	1 317			11 055
Göran Gezelius	1950	Sweden	2000	Executive Industrial Technique				44 224
Björn Rosengren	1959	Sweden	1998	Executive Construction and Mining Technique	100		1	11 055
Hans Ola Meyer	1955	Sweden	1991	Controlling and Finance	571	300	1 621	22 112
Marianne Hamilton	1947	Sweden	1990	Organizational Development and Management Resources	3 875		1 621	5 526
Hans Sandberg	1946	Sweden	1975	General Counsel	1 400		1 621	16 584
Annika Berglund	1954	Sweden	1979	Group Communications	1 300	165	1 621	5 526

Remuneration to Group Management

Remuneration covers an annual base salary, variable compensation, pension premiums, and other benefits. The variable compensation plan is limited to a maximum percentage of the base salary. No fees are paid for Board memberships in Group companies or any other compensation for other duties that they may perform outside the immediate scope of their positions.

President and Chief Executive Officer; The variable compensation can give maximum 90% of the base salary paid, in this case, a maximum of 50% based on the Group's profit after financial items (PAFI) and a maximum of 40% for various projects. The variable compensation is not pension-entitled.

The President and CEO is a member of the Atlas Copco Group Pension Policy for Swedish Executives, which is a defined contribution plan. He is entitled to retire at the age of 60. The contribution is age related and is 35% of the base salary and includes provisions for survivors' pension. In addition, he is entitled to a disability pension corresponding to 50% of his base salary. These pension plans are vested and pension payments are planned to be for life time. See also note 4.

Other members of Group Management; The principle is that the base salary is compensation for general performance, while variable compensation is for a combination of the Group's and the individual's results. The variable compensation can amount to a maximum of 60% or 70% of the base salary. The variable compensation is not pension-entitled.

All members of the Group Management employed in Sweden have a defined contribution pension plan, with contribution ranging from 25% to 35% of the base salary according to age. Members of the Group Management not based in Sweden also have a defined contribution plan and one has in addition a defined benefit plan in his home country. These pension plans are vested and pension payments are planned to be for lifetime.

The retirement age is 65 with the exception of one of the executives who is entitled to retire at the age of 60 with an early retirement pension payable from the early retirement date to the age of 65. The amount of pension depends on when the agreement is invoked, but is maximized to 60% of the pensionable salary. After age 65, this payment ceases and the pension, as per the defined contribution plan, takes over. As a prerequisite, a maximum of 20% of full time unpaid consultancy work for the company between early retirement and the age of 65 is required.

Termination of employment

The basis for severance pay for all members of Group Management is base salary only. No member has the possibility to trigger severance pay for him/herself.

Any income the executive receives from employment or other business activity while compensation is being paid will reduce the amount of severance pay accordingly.

President and Chief Executive Officer; The principle of termination for the President and CEO is that if either party intends to terminate the contract, a notice time of six months is stipulated. He is entitled to 12 months severance pay if the company terminates the employment and a further 12 months if other employment is not available.

Other members of Group Management; The principle is that other members of the Group are entitled to compensation if the company terminates the employment. The amount of severance pay depends on how long the individual has been employed by the company and the executive's age but is never less than 12 months and never more than 24 months.

Internal Control and Monitoring

Internal control covers all units within the Atlas Copco Group and includes methods and activities for securing assets, controlling the accuracy and reliability of reports, fostering efficiency, and ensuring compliance with defined guidelines.

All legal entities submit quarterly reports in accordance with a standardized reporting routine. These reports constitute the basis for the Group's consolidated reports. In addition to the legal consolidation, Atlas Copco also prepares consolidated operative reports to measure profitability per division and business area. Reports are made monthly per company unit and division. Each division consolidates its units and reports division adjustments and eliminations to Atlas Copco AB.

The Group uses the Hyperion Enterprise System for consolidation of both legal and operative reports. Information is stored in a central database from which it can be retrieved for analysis and follow-up at Group, business area, division, and unit levels. The analysis package includes a series of standardized scorecards used to follow up key indicators in relation to the set targets.

Each unit has a business controller responsible for ensuring, among other things, that there are adequate internal control routines, that the Group's control processes are implemented, and that any risk exposures are reported. The controller is also responsible to ensure that *The Way We Do Things* is followed in all respects and that the financial reports—produced for many companies by the internal service provider ASAP—are correct, complete, and delivered on time. In addition, there are controllers at division, business area, and Group levels, with corresponding responsibilities at an aggregated level.

Atlas Copco has established the following main internal control routines:

Internal audit; Constitutes a complement to both external audits and local internal control. In addition to the routines for financial reports and other internal control, the audit covers all business processes within the company and other important areas including employees and information technology. Internal audits are normally initiated by the division in charge of operations or the responsible holding company. An internal audit is routinely performed every time a unit changes manager, but an internal audit may be carried out for other reasons in between such transitions, for instance after major negative events or structural changes, comments from external auditors, if an audit has not been performed for a long time, or if it is proposed by an employee. There are standardized tools for planning and risk assessment, as well as checklists and forms for reports and follow-ups. The controlling function at Atlas Copco AB has the overall responsibility for the internal audit process. There are, however no dedicated internal audit resources in the Group, except in North America where an internal audit department has as its primary task to conduct audits in Rental Service. Internal audits are otherwise performed in the Group by a team of people appointed as needed from various parts of the organization with suitable expertise for the audit to be conducted.

Control Self Assessment; The objective of this process is primarily to support local unit managers and clarify responsibilities within various areas. One of these areas is internal control. Legal and branding were added in 2004. Unit managers annually review extensive questionnaires to measure personally to what extent they fulfill the defined requirements. The answers are used by the respective unit managers to plan necessary improvement measures and, cumulatively, for statistical assessments of the control routines.

Acquisition audit; This audit is conducted 12 to 18 months after an acquisition in accordance with a special form for following up synergies, integration activities, and the acquisition process. The audit is performed by a team consisting of at least two people, of which at least one should have practical experience of acquisitions. The audit is initiated by and reported to a steering committee for the acquisition process, headed by the President and CEO.

Legal control; Responsibility for monitoring and steering legal risk management within the Group rests on the legal function, lead by a general counsel located at Atlas Copco AB. The legal function is not only located in Stockholm, but also in Atlas Copco North America Inc and Atlas Copco (China) Investment Company Ltd. In addition to continuous follow-up of legal risk exposure carried out within the operative structure and supported by the legal function, a special annual review of all companies within the Group has been performed from this perspective for several years. With particular consideration to risk area trends, the results are compiled, analyzed, and reported to both the Board and to the external auditor.

The Atlas Copco Share

At December 31, 2004, the price of the Atlas Copco A share was SEK 300. During 2004, the price of the A share increased 17%, while the Stockholm Stock Exchange's Industrial Index and General Index gained 19% and 18%, respectively. The annual total return on the Atlas Copco A share, equal to dividend plus the appreciation of the share price, averaged 15.3 % for the past 10 years and 6.2 % for the past 5 years. The corresponding total yield for the Stockholm Stock Exchange as a whole was 12.8 % (1995–2004) and –4.6 % (2000–2004).

Dividend and dividend policy

The Board of Directors proposes to the Annual General Meeting that a dividend of SEK 9.00 (7.50) per share be paid for the 2004 fiscal year. This corresponds to a total of MSEK 1 886 (1 572).

The dividends to shareholders shall reflect the company's profit and cash flow development as well as growth targets. The Board of director's opinion is that the dividend should correspond to 40–50 % of earnings per share. If the shareholders approve the Board of Directors' proposal for a dividend of SEK 9.00 per share, the average dividend growth for the five-year period 2000–2004 will equal 13.6%. During that period, the dividend has averaged 42.1 % of earnings per share.

Mandatory redemption of shares

The financial position of the Group is strong due to a number of years with strong cash flow performance and the recent disposal of the professional electric tools business for a total



Share price
SEK
Number of shares
300
250
200
150
100
50
0
50 000
25 000
0
2000
2001
2002
2003
2004
Highest – Lowest Share Price, A share
Traded shares (A+B), thousands, Stockholmsbörsen
General Index
Engineering Index

Earnings and dividend per share


SEK
30
25
20
15
10
5
0
00 01 02 03 04
Earnings*
Dividend (for 2004 proposed)
Redemption of shares (proposed)
*) Excluding goodwill impairment charge 2002.

10 largest shareholders, December 31, 2004

	Number of shares	A-shares	B-shares	% of votes	% of capital
Investor Group	31 454 971	31 454 971	0	21.4	15.0
AMF Pension	4 599 900	2 250 000	2 349 900	1.7	2.2
Handelsbanken Group	4 842 046	2 160 521	2 681 525	1.7	2.3
AP1	2 243 354	2 153 382	89 972	1.5	1.1
Nordea Group	2 134 409	1 831 774	302 635	1.3	1.0
AP4	2 107 200	1 559 200	548 000	1.1	1.0
Government of Singapore	1 386 159	1 298 606	87 553	0.9	0.7
Alecta	6 144 671	619 434	5 525 237	0.8	2.9
AP2	2 797 657	975 023	1 822 634	0.8	1.3
AP3	2 362 638	1 018 503	1 344 135	0.8	1.1
Others	149 529 179	94 577 602	54 951 577	68.0	71.4
Total	209 602 184	139 899 016	69 703 168	100.0	100.0

The table shows the largest shareholdings, by voting rights, registered with VPC, the Swedish Securities Register Center.

price of MSEK 4 705. It is the Board of Directors' opinion that the Group's current financial position is more than adequate to support the Group's strategy and financial targets.

In order to adjust the Group's balance sheet to a more efficient structure, the Board of Directors proposes to the Annual General Meeting a share redemption procedure, whereby every share is split into 3 ordinary shares and 1 redemption share. The redemption share is then redeemed at SEK 20.00 per share. This corresponds to a total of MSEK 4 192. Combined with the proposed dividend, shareholders will receive MSEK 6 078.

Share capital

Atlas Copco's share capital at year-end 2004 amounted to SEK 1 048 010 920 distributed among 209 602 184 shares, each with a par value of SEK 5. Class A shares entitle the holder to one voting right, and class B shares entitle the holder to one-tenth of a voting right. Each round lot consists of 100 shares.

Distribution of shares, December 31, 2004

Class of share	Shares outstanding	% of votes	% of capital
A shares	139 899 016	95.3	66.7
B shares	69 703 168	4.7	33.3
Total	209 602 184	100.0	100.0

Mandatory redemption of shares, effects on share capital

If the Annual General Meeting approves the proposal of mandatory redemption of shares as described above, the nominal value of each share is reduced to SEK 1.25 and the share capital is reduced through redemption of 139 899 016 A shares and 69 703 168 B shares. After the redemption, Atlas Copco's share capital will amount to SEK 786 008 190 distributed among 628 806 552 shares, whereof 419 697 048 A shares and 209 109 504 B shares, each with a par value of SEK 1.25.

Statutory limitations on coupon shares

Non-VPC registered shares from 1974 have been sold and the right to these shares has been transformed to a right to receive the proceeds. These rights will expire in 2010.

Market capitalization

Atlas Copco's market capitalization at December 31, 2004 was MSEK 61 312 (52 369), which corresponds to 2.3% (2.2) of the total market value of the Stockholm Stock Exchange.

Ownership structure

At year-end 2004, Atlas Copco had 33 773 shareholders (37 562). The proportion of shares held by institutional investors was 77% (77). The 10 largest shareholders, by voting rights, accounted for 32% (34) of the voting rights and 29% (30) of the number of shares. Non-Swedish investors held 50% (46) of the shares and represented 57% (51) of the voting rights.

Shareholders by country, December 31, 2004

	% of votes	% of capital
Sweden	43.5	50.3
Great Britain	23.0	20.8
The United States	19.1	16.5
Others	14.4	12.4
Total	100.0	100.0

Ownership structure, December 31, 2004

Number of shares	% of shareholders	% of capital
1 – 500	76.6	1.9
501 – 2 000	17.1	2.7
2 001 – 10 000	4.1	2.8
10 001 – 50 000	1.3	4.6
50 001 – 100 000	0.3	3.2
> 100 000	0.6	84.8
Total	100.0	100.0

Trading

Trading of the Atlas Copco AB shares primarily takes place on the Stockholm Stock Exchange. In 2004, Atlas Copco shares were the 6th (6th) most actively traded shares. A total of 450 895 891 shares were traded, whereof 363 339 912 A shares and 87 555 979 B shares, corresponding to a value of MSEK 122 417 (96 262). On average, 1 782 197 shares (1 814 074) were traded each business day. The turnover rate was 217% (216), compared with the stock market average of 134% (124). Foreign trading in the Atlas Copco shares showed a net export of MSEK 1 312 (1 431).

Atlas Copco options

Call options and put options, each linked with 100 Atlas Copco A-shares, are listed on the Stockholm Stock Exchange. Option contracts traded corresponded to approximately 30.5 million shares (22.2), or 15% (11) of the total number of Atlas Copco shares. Every day, an average of 120 430 (89 341) Atlas Copco shares were affected by trading in options. Since the options grant the holder the right to buy or sell existing shares only, they have no dilution effect.

ADRs in the United States

A program for American Depositary Receipts (ADRs) was established in the United States in 1990. Since then, both A and B shares are available as ADRs in the United States without being formally registered on a United States stock exchange. One ADR corresponds to one share. The depositary bank is Citibank N.A. At year-end 2004, there were 919 575 (688 458) ADRs outstanding, of which 693 602 represented A shares and 225 973 B shares.

Cancellation of listings in London and Frankfurt

Atlas Copco have had secondary listings on the stock exchanges in London and Frankfurt, but the trading of Atlas Copco shares on these exchanges are negligible and therefore does not support listings. The process of delisting the company's shares from the London and Frankfurt stock exchanges commenced in 2004 and trading is intended to be discontinued during 2005.

Key figures per share

SEK	1999	2000	2001	2002	2002*	2003	2004	Avg. growth 5 years,%
Earnings[1]	11.50	13.95	14.63	–18.55	13.88	15.62	20.30	12.0
Dividend	4.75	5.25	5.50	5.75	5.75	7.50	9.00[2]	13.6
—as a percentage of earnings	41.3	37.6	37.6	Neg	41.4	48.0	44.3	
Share price, Dec. 31, A	252	207	235	170	170	258	300	3.5
Share price, Dec. 31, B	250	198	220	155	155	235	278	2.0
Highest share price quoted, A	260	260	250	263	263	283	312	
Lowest share price quoted, A	150	157	163	138	138	156	243	
Average share price quoted, A	214	201	212	213	213	218	276	
Equity[3]	101	115	133	97	126	101	107	1.2
Dividend yield, %[4]	2.2	2.6	2.6	2.7	2.7	3.4	3.3	
Price/earnings[5]	18.6	14.4	14.5	neg	15.3	14.0	13.6	
Price/sales[6]	1.24	0.91	0.87	0.94	0.94	1.02	1.26	
Number of shares	209 602 184	209 602 184	209 602 184	209 602 184	209 602 184	209 602 184	209 602 184	

*) Excluding goodwill impairment charge.

1) Profit after financial items, less tax and minority interests, divided by the average number of shares outstanding.

2) Proposed by the Board of Directors.

3) Shareholders' equity including minority interest divided by the number of shares.

4) Dividend divided by the average share price quoted.

5) The average share price quoted divided by earnings per share.

6) The average share price quoted divided by revenues per share.

Share issues 1973–2004

			Increase of share capital, MSEK	Amount paid in, MSEK
1973	Bonus issue	1:2	69.2	
1974	New issue	1:4 SEK 25	51.7	51.7
1976	New issue	1:5 SEK 50	51.7	103.5
1979	Bonus issue	1:6	51.7	
	New issue	1:6 SEK 60	51.7	124.1
1982	Bonus issue	1:4	103.5	
	New issue (non-preferential)	2 765 000 shares at SEK 135	69.1	373.3
1989	Bonus issue	1 B share: 3 A shares	195.5	
1990	New issue (non-preferential)	4 000 000 B shares at SEK 320.13	100.0	1 280.5
	Conversion*	7 930 shares	0.2	1.2
1991	Conversion*	42 281 shares	1.1	6.3
1992	Conversion*	74 311 shares	1.9	11.1
1993	Non-cash issue**	383 500 shares at SEK 317	9.5	121.6
	Conversion*	914 496 shares	22.9	137.2
1994	Split	5:1 par value SEK 5		
1999	New issue	1:7 SEK 160	130.4	4 173.8

*) Pertains to 1987/1993 convertible debenture loan.

**) In connection with the acquisition of The Robbins Company.

Analysts following Atlas Copco

ABG Sundal Collier	Klas Andersson
ABN AMRO – Alfred Berg	Gustaf Lindskog
Carnegie	Anders Idborg
Cheuvreux	Sasu Ristamäki
Citigroup Smith Barney	Tim Adams
CSFB	Patrick Marshall
Danske Bank	Henrik Breum
Deutsche Bank	Peter Reilly
Dresdner Kleinwort	Colin Grant
Enskilda	Anders Eriksson
Evli Bank	Magnus Axén
Fischer Partners	Henrik Moberg
Goldman Sachs	James Moore
Handelsbanken	Kenneth Toll
JP Morgan	Nick Paton
Kaupthing Bank	Peder Frölén
Lehman Brothers	Ben Maslen
Merrill Lynch	Mark Troman
Morgan Stanley	Daniel Cunliffe
Nordea Securities	Johan Sivander
Sanford C. Bernstein	Luis Benoliel
SG Securities	Gaël de Brey
Swedbank	Mats Liss
UBS Warburg	Anders Fagerlund
Öhman	Anders Roslund

Financial Information

Welcome to the Annual General Meeting

Atlas Copco shareholders are hereby notified that the Annual General Meeting will be held on Wednesday, April 27, 2005, at 5 p.m. in Aula Magna, Stockholm University, Frescativägen 6, Stockholm, Sweden.

Financial information from Atlas Copco

Atlas Copco will publish the following financial reports:

April 27, 2005 ____________ Q1—first quarter results
July 18, 2005 ____________ Q2—second quarter results
October 21, 2005 ____________ Q3—third quarter results
February 2, 2006 ____________ Q4—fourth quarter results
March, 2006 ____________ Annual Report 2005

Order the Annual Report from

Atlas Copco AB
Group Communications
SE-105 23 Stockholm, Sweden

atlascopco.com
Phone: +46-8-743 8000
Fax: +46-8-643 3718

atlascopco.com

The Atlas Copco Group site serves the financial markets with information. Here, you will find financial reports and key figures in ready-to-use digital formats and you can subscribe to information from the Group. Investor presentations can be downloaded and you can view and/or listen to presentations of quarterly reports via your computer. A comprehensive overview of the company and its operations can also be found at the site, with links to the Group's brands and the different countries where the Group has operations.

Addresses

Atlas Copco Group Center
Atlas Copco AB (publ)
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
Fax: +46 8 644 9045
atlascopco.com
Corp. id. no: 556014-2720

Atlas Copco
Compressor Technique
Airpower
P O Box 100
BE-2610 Wilrijk, Belgium
Phone: +32 3 870 2111
Fax: +32 3 870 2443

Atlas Copco
Airtec
P O Box 101
BE-2610 Wilrijk, Belgium
Phone: +32 3 870 2111
Fax: +32 3 870 2443

Atlas Copco
Industrial Air
P O Box 103
BE-2610 Wilrijk, Belgium
Phone: +32 3 870 2111
Fax: +32 3 870 2576

Atlas Copco
Oil-free Air
P O Box 104
BE-2610 Wilrijk, Belgium
Phone: +32 3 870 2111
Fax: +32 3 870 2443

Atlas Copco
Portable Air
P O Box 102
BE-2610 Wilrijk, Belgium
Phone: +32 3 870 2111
Fax: +32 3 870 2443

Atlas Copco
Gas and Process
Am Ziegelofen 2
DE-50999 Cologne, Germany
Phone: +49 2236 965 00
Fax: +49 2236 965 05 22

Atlas Copco Rental Service
6929 E. Greenway Parkway,
Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1 480 905 3300
Fax: +1 480 905 3400

Rental Service Corporation
6929 E. Greenway Parkway,
Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1 480 905 3300
Fax: +1 480 905 3400

Atlas Copco
Industrial Technique
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
Fax: +46 8 644 9045

Atlas Copco
Tools and Assembly Systems
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 9500
Fax: +46 8 640 0546

Chicago Pneumatic
1800 Overview Drive
Rock Hill, SC 29730, USA
Phone: +1 803 817 7000
Fax: +1 803 817 7006

Atlas Copco Construction
and Mining Technique
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
Fax: +46 8 644 9045

Atlas Copco
Underground Rock Excavation
SE-701 91 Örebro, Sweden
Phone: +46 19 670 7000
Fax: +46 19 670 7070

Atlas Copco
Surface Drilling Equipment
SE-701 91 Örebro, Sweden
Phone: +46 19 670 7000
Fax: +46 19 670 7298

Atlas Copco
Rocktec
SE-701 91 Örebro, Sweden
Phone: +46 19 670 7000
Fax: +46 19 670 7513

Atlas Copco
Drilling Solutions
PO Box 462288
Garland TX 75046-2288, USA
Phone: +1 972 496 7400
Fax: +1 972 496 7425

Atlas Copco
Secoroc
Box 521
SE-737 25 Fagersta, Sweden
Phone: +46 223 461 00
Fax: +46 223 461 01

Atlas Copco
Construction Tools
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 9600
Fax: +46 8 743 9650

Atlas Copco
Craelius
SE-195 82 Märsta, Sweden
Phone: +46 8 587 785 00
Fax: +46 8 591 187 82

Atlas Copco Customer Centers Worldwide

Algeria	+213 (0)21 69 35 58
Argentina	+54 (0)11 47 17 22 00
Australia	+61 (0)2 96 21 99 99
Austria	+43 (0)1 76 01 20
Bahrain	+973 17 22 15 51
Belgium	+32 (0)3 870 21 11
Bolivia	+591 (0)3 343 68 68
Brazil	+55 (0)11 41 96 87 00
Bulgaria	+359 (0)82 81 05 55
Canada	+1 514 421 41 21
Chile	+56 (2) 442 36 00
China	+86 (0)21 62 55 13 31
Colombia	+57 (0)1 291 54 90
Cyprus	+357 22 48 07 40
Czech Republic	+420 (0) 225 43 40 00
Denmark	+45 43 45 46 11
Egypt	+20 (0)2 610 03 37
Finland	+358 (0)9 29 64 41
France	+33 (0)1 39 09 30 00
Germany	+49 (0)201 217 70
Ghana	+233 (0)21 77 45 12
Great Britain	+44 (0)1442 26 12 01
Greece	+30 (0)210 349 96 00
Hong Kong	+852 27 97 66 00
Hungary	+36 (0)1 237 30 20
India	+91 (2)0 27 14 64 16 17
Indonesia	+62 (0)21 780 10 08
Iran	+98 (0)21 693 77 11
Ireland	+353 (0)1 450 59 78
Italy	+39 02 61 79 91
Japan	+81 (0)3 57 65 78 01
Kazakhstan	+7 (0)3272 58 85 34
Kenya	+254 (0)20 82 52 65
Korea	+82 (0)2 21 89 40 00
Macedonia	+389 (0)2 311 23 83
Malaysia	+60 (0)3 51 23 88 88
Mexico	+52 (0)5 553 21 06 00
Morocco	+212 (0)22 60 00 40
Namibia	+264 (0)61 26 13 96
Netherlands	+31 (0)78 623 02 30
New Zealand	+64 (0)9 579 40 69
Norway	+47 64 86 08 60
Peru	+51 (0)1 411 61 00
Philippines	+63 (0)2 823 81 78
Poland	+48 (0)22 572 68 00
Portugal	+351 21 416 85 00
Romania	+40 262 20 63 46
Russia	+7 095 933 55 50
Saudi Arabia	+966 (0)2 693 33 57
Serbia and Montenegro	+381 (0)11 311 66 18
Singapore	+65 68 62 28 11
Slovakia	+421 (0)32 743 80 01
South Africa	+27 (0)11 821 90 00
Spain	+34 91 627 91 00
Sweden	+46 (0)8 743 80 00
Switzerland	+41 (0)32 374 14 14
Taiwan	+886 (0)3 479 68 38
Thailand	+66 (0)2 652 90 06
Turkey	+90 (0)216 581 0 581
Ukraine	+380 (0)44 205 37 28
United States	+1 973 439 34 00
Venezuela	+58 (0)212 256 23 11
Viet Nam	+84 (0)8 898 96 38
Zambia	+260 (0)2 31 12 81
Zimbabwe	+263 (0)4 62 17 61


Atlas Copco

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
Corp.id.no: 556014-2720
atlascopco.com